UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Report on Economic and Financial Analysis

4th Quarter 2018

bradesco

Table of contents
1 - Press Release	3
Main Information	4
Recurring Net Income vs. Book Net Income	5
Summarized Analysis of Recurring Income	5
Digital in Figures	9
Main Economic Indicators	10
Guidance	10
Reclassification in Recurring Income Statement and changes in Net Interest Income	11
2 - Economic and Financial Analysis	13
Interest - Earning and Non-Interest Earning Portions	14
NII - Interest Earning Portion	15
Main Indicators of Loan Portfolio	16
Loan Portfolio	18
Expanded Loan Portfolio	18
Main Funding Sources	22
Insurance, Pension and Capitalization	23
Fee and Commission Income	28
Operating Expenses	29
Additional Information	30
Selected Information – History	31
Statement of Income – Managerial vs. Recurring	32
Balance Sheet – Consolidated	34
3 - Additional Information	35
Return to Shareholders	36
Additional Information	37
Risk Management	39
Capital Management	40
Minimum Capital Required – Grupo Bradesco Seguros	40
Basel Ratio	41
Corporate Governance	42
Compliance and Ethics	42
Investor Relations area – IR	42
Sustainability	43
Social Actions	43
4 - Independent Auditors’ Report	45
Independent Reasonable Assurance Report on the Consolidated Supplementary Accounting
46
information included within the Economic and Financial Analysis Report
5 - Complete Financial Statements	49

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Main Information

4Q18

Recurring Net Income

"R$ 5.8 billion"

+ 6.6% in the quarter

+ 19.9% in 12 months

Profitability

"Return on Average Equity

19.7%"

(Net Income for the Quarter)

Market Capitalization

"R$ 242.6 billion"

+ 33.2% in the quarter

+ 21.0% in 12 months

R$ million (unless otherwise stated)	4Q18	3Q18	4Q17	12M18	12M17	Variation% (unless otherwise stated) 4Q18 x 3Q18	4Q18 x 4Q17	12M18 x 12M17
Result								
Recurring Net Income (1)	5,830	5,471	4,862	21,564	19,024	6.6	19.9	13.4
Net Interest Income	16,781	15,749	15,813	63,300	63,102	6.6	6.1	0.3
Expanded ALL (2)	(3,685)	(3,512)	(5,405)	(14,526)	(20,644)	4.9	(31.8)	(29.6)
Fee and Commission Income	8,384	8,072	8,062	32,406	30,810	3.9	4.0	5.2
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	19,187	17,588	21,192	72,568	76,289	9.1	(9.5)	(4.9)
Statement of Financial Position								
Total Assets (3)	1,386,010	1,356,748	1,298,328	1,386,010	1,298,328	2.2	6.8	6.8
Loans - Expanded Loan Portfolio (4)	531,615	523,431	492,931	531,615	492,931	1.6	7.8	7.8
- Individuals	194,723	186,159	175,469	194,723	175,469	4.6	11.0	11.0
- Companies	336,892	337,272	317,462	336,892	317,462	(0.1)	6.1	6.1
Shareholders' Equity	121,121	115,670	110,457	121,121	110,457	4.7	9.7	9.7
Assets under Management	2,138,932	2,089,070	1,987,487	2,138,932	1,987,487	2.4	7.6	7.6
Highlights								
Annualized Return on Average Equity (ROAE) - % (5)	19.7	19.0	18.0	19.0	18.1	0.7 p.p.	1.7 p.p.	0.9 p.p.
Efficiency Ratio (ER) - % (6)	51.8	50.6	50.5	50.9	50.0	1.2 p.p.	1.3 p.p.	0.9 p.p.
Recurring Net Income per Share (in the last 12 months) - R$ (7)	3.22	3.08	2.84	3.22	2.84	4.5	13.4	13.4
Market Capitalization (8)	242,606	182,110	200,521	242,606	200,521	33.2	21.0	21.0
Interest on Shareholders' Equity - Net	1,648	1,526	2,216	6,204	6,123	8.0	(25.6)	1.3
Delinquency Ratio (> 90 days (9) / Loan Portfolio) - %	3.5	3.6	4.7	3.5	4.7	(0.1) p.p.	(1.2) p.p.	(1.2) p.p.
Tier I Capital - %	13.7	12.2	13.1	13.7	13.1	1.5 p.p.	0.6 p.p.	0.6 p.p.

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) Includes provision for sureties, guarantees, income from credit recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;
(3) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income, in chapter "Complete Financial Statements" of this report;
(4) Besides the Loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;
(5) It excludes the asset evaluation adjustments recorded under the Shareholders' Equity;
(6) It takes into account changes in methodology of calculation, for more information see page 6;
(7) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;
(8) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; and
(9) Overdue loans.

4

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Recurring Net Income *vs.* Book Net Income

Below is a comparison between the main non-recurring events that affected the net income in the period:

R$ million	4Q18	3Q18	4Q17	12M18	12M17
Recurring Net Income	**5,830**	**5,471**	**4,862**	**21,564**	**19,024**
Non-Recurring Events	**(750)**	**(462)**	**(1,069)**	**(2,479)**	**(4,365)**
- Goodwill amortization (Gross)	(375)	(381)	(600)	(1,976)	(2,302)
- Special Voluntary Severance Program Scheme – PDVE	-	-	-	-	(1,262)
- Impairment of Non-Financial Assets [1]	(514)	-	(278)	(514)	(325)
- Reversal of Complementary Reserve for Coverage [2]	288	-	-	288	-
- Other [3]	(149)	(81)	(191)	(277)	(476)
Book Net Income	**5,080**	**5,009**	**3,793**	**19,085**	**14,659**

(1) In the 4Q18 and in 2018, it is substantially composed by impairments of: (i) softwares, in the amount of R$212 million; (ii) goodwill of investments, in the amount of R$59 million; (iii) real state, in the amount of R$33 million; and (iv) hardware/equipment, in the amount of R$19 million;
(2) Provision fully reversed in compliance with SUSEP Circular No. 517/15 and its amendments; and
(3) In 2018, it refers to: (i) in 4Q18: tax incentives, totaling R$79 million; (ii) in 3Q18: "Concilia Rio" – program of debt settlement regarding municipal taxes (ISS, IPTU, ITBI, etc.) of the city of Rio de Janeiro, in the amount of R$40 million; and (iii) contingent liabilities. Besides contingent liabilities, it includes in 2017: (i) in 4Q17: (a) special tax regulation program – PERT, totaling R$49 million and (b) program of incentivized spread payment – PPI, totaling R$ 62million; (ii) in 3Q17: (a) special tax regulation program – PERT, totaling R$192 million, (b) opening of capital (IPO) IRB, in the amount of R$149 million, and (c) reversion of the tax provision related to social security contributions – Odontoprev, totaling R$101 million ; and (iii) in 2Q17, regulatory change in Cielo totaling R$210 million.

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	4Q18	3Q18	4Q17	12M18	12M17	Variation % 4Q18 x 3Q18	Variation % 4Q18 x 4Q17	Variation % 12M18 x 12M17
Net Interest Income	**16,781**	**15,749**	**15,813**	**63,300**	**63,102**	**6.6**	**6.1**	**0.3**
- NII - Interest Earning Portion	16,523	15,583	15,661	62,578	62,775	6.0	5.5	(0.3)
- NII - Non-Interest Earning Portion [1]	258	166	152	722	327	55.4	69.7	120.8
Expanded ALL	**(3,685)**	**(3,512)**	**(5,405)**	**(14,526)**	**(20,644)**	**4.9**	**(31.8)**	**(29.6)**
ALL Expenses	(4,495)	(4,857)	(5,414)	(18,320)	(22,799)	(7.5)	(17.0)	(19.6)
Income from Credit Recovery	1,546	2,529	1,593	7,174	7,053	(38.9)	(3.0)	1.7
Granted Discounts / Other [2]	(492)	(854)	(801)	(2,338)	(2,530)	(42.4)	(38.6)	(7.6)
Impairment of Financial Assets	(244)	(330)	(783)	(1,042)	(2,368)	(26.1)	(68.8)	(56.0)
Gross Income from Financial Intermediation	**13,096**	**12,237**	**10,408**	**48,774**	**42,458**	**7.0**	**25.8**	**14.9**
Income from Insurance, Pension Plans and Capitalization Bonds [3]	2,119	1,999	1,873	7,838	6,792	6.0	13.1	15.4
Fee and Commission Income	8,384	8,072	8,062	32,406	30,810	3.9	4.0	5.2
Personnel Expenses	(5,224)	(5,006)	(4,878)	(19,986)	(19,500)	4.4	7.1	2.5
Other Administrative Expenses	(5,395)	(5,093)	(5,340)	(20,291)	(20,122)	5.9	1.0	0.8
Tax Expenses	(1,844)	(1,704)	(1,758)	(7,200)	(6,944)	8.2	4.9	3.7
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	79	41	30	195	192	92.7	163.3	1.6
Other Operating Income / (Expenses)	(2,611)	(2,119)	(1,923)	(8,891)	(7,393)	23.2	35.8	20.3
Operating Income	**8,604**	**8,427**	**6,474**	**32,845**	**26,293**	**2.1**	**32.9**	**24.9**
Non-Operating Income	22	(17)	(16)	(21)	(127)	(229.4)	-	(83.5)
Income Tax / Social Contribution	(2,742)	(2,897)	(1,543)	(11,031)	(6,853)	(5.4)	77.7	61.0
Non-controlling interests in subsidiaries	(54)	(42)	(53)	(229)	(289)	28.6	1.9	(20.8)
Recurring Net Income	**5,830**	**5,471**	**4,862**	**21,564**	**19,024**	**6.6**	**19.9**	**13.4**

(1) Includes impairment of financial assets without characteristic of credit;
(2) Includes the result with BNDU and provision for sureties and guarantees; and
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

5

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Recurring Net Income

In 4Q18, we reached a return on the Average Adjusted Shareholders' Equity (ROAE) of 19.7% in this quarter, the highest index in eleven quarters. The net income increase reflects a good performance of the operating income that was driven mainly by a good performance of the net interest income and the behavior of ALL expenses (Expanded), but also by the positive performance from the revenues of fee and commission income and of insurance, pension plans and capitalization bonds in the quarter-over-quarter comparison (4Q18 x 3Q18) as well as in comparison with the same period of the previous year (4Q18 x 4Q17). The behavior of the operating expenses shows the good directing and expenditures control. In relation to 4Q17, we emphasize a significant decrease of 31.8% in Expanded ALL, in a scenario where there is a growth of the loan portfolio, which increased 7.8% in the year, highlighting the operations with Individuals that increased 11% in the same period.

R$ million
▲ 19.9%
▲ 6.6%
▲ 13.4%
4,862
5,471
5,830
19,024
21,564
28.9%
71.1%
26.7%
73.3%
30.6%
69.4%
29.1%
70.9%
29.6%
70.4%
4Q17
3Q18
4Q18
12M17
12M18
Banking Activities
Insurance Activities

Efficiency Ratio (ER)

72.0%
70.8%
69.1%
67.7%
66.0%
50.0%
50.3%
50.6%
50.6%
50.9%
40.8%
40.9%
41.0%
40.8%
40.7%
50.5%
50.2%
51.0%
50.6%
51.8%
4Q17
1Q18
2Q
3Q
4Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
12-month ER (Previous Criteria)

In order to improve our indicators, as of this quarter we changed the ER[1] calculation methodology. The important change in the revenue of the net interest income, the highest fee and commission income and the highest result in insurance, pension plans and capitalization bonds, positively affected this indicator, in the quarterly comparison and accrued in 12 months, however, this improvement was impacted by the higher constitution of tax provisions and the increase in tax expenses. We, once again, calculated an improvement in the risk adjusted ER (in 12 months) due to the aforementioned factors, in addition to the significant decrease in Expanded ALL.

(1) New ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) + (Expenses with Expanded ALL) - Risk-adjusted / (Net Interest Income + Fee and Operating Income + Insurance results + Equity income of Affiliated Companies + Tax Expenses).

Net Interest Income

R$ million
▲ 6.1%
▲ 6.6%
▲ 0.3%
15,813
15,749
16,781
63,102
63,300
152
166
258
327
722
15,661
15,583
16,523
62,775
62,578
4Q17
3Q18
4Q18
12M17
12M18
NII - Interest Earning Portion
NII - Non-Interest Earning Portion

The performance of all lines (Credit Intermediation, Insurance and ALM/Other), contributed to the good performance of the net interest income – interest earning portion presented in the quarters, which reflects a higher efficiency relating to the Organization's asset and liability management and average volume growth in business.

6

Press Release | Economic-Financial Analysis | Additional Information | Independent Auditors' Report | Complete Financial Statements

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)

4.4%
2.7%
2.8%
R$ million
▼-31.8%
▲ 4.9%
▼-29.6%
5,405
3,512
3,685
4,622
783
3,182
330
3,441
244
20,644
18,276
2,368
14,526
13,484
1,042
4Q17
3Q18
4Q18
12M17
12M18
ALL, Loan Recovery and Granted Discounts
Impairment of Financial Assets
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 4Q17 comparison, the strong decrease in the Expanded ALL is related to the quality improvement of the loan portfolio and lower expenses with impairment of financial assets, which meant that the ration between the expenses and the loan portfolio decreased from 4.4% to 2.8% in the period, due to the improvement in the loan granting and recovery processes. In relation to the 3Q18, the ALL (Gross) behavior reflects the loan portfolio increase. We further highlight that our ALL expenses ended 2018 in the center of the estimated guidance.

Fee and Commission Income

27.8
28.1
28.3
R$ million
▲ 4.0%
▲ 3.9%
▲ 5.2%
8,062
8,072
8,384
30,810
32,406
4Q17
3Q18
4Q18
12M17
12M18
Fee and Commission Income
Checking Account Holders - million

In the previous quarter and 4Q17 comparisons, the revenues from fee and commission income showed an increase in the majority of the lines, with emphasis on checking account, loans operations, card income, consortium management and custody and brokerage services. We emphasize that the performance is related to the increase in the volume of operations, reflecting the greater offer of products and services to the clients and synergy gains we captured with the acquisition of HSBC Brasil. It is important to highlight that, as consequence, we reached the expected guidance for 2018.

Income from Insurance, Pension Plans and Capitalization Bonds

R$ million
▲ 13.1%
▲ 6.0%
▲ 15.4%
1,873
1,999
2,119
6,792
7,838
4Q17
3Q18
4Q18
12M17
12M18

In the quarterly and annual comparison, the increase reflects the improvement of claim and expense ratios, highlighting the segments of "Health", "Life and Pension" and "Auto P&C", and compared with the previous quarter, we further highlight the revenue increase, mainly due to the development of "Life and Pension" products. It is important to highlight that the Liability Adequacy Test (TAP) had no effect on the result at the end of December, since the added value of the held to maturity securities was higher than the need for additional provision, according to Susep Circular No. 543/16.

Operating Expenses
(Personnel and Administrative)

R$ million
▲ 3.9%
▲ 5.1%
▲ 1.7%
10,218
10,099
10,619
4,878
5,340
5,006
5,093
5,224
5,395
39,622
40,277
19,500
19,986
20,122
20,291
4Q17
3Q18
4Q18
12M17
12M18
Administrative Expenses
Personnel Expenses

Personnel Expenses – even considering the effects of the collective bargaining of 2018/2019 (readjustment of 5%), the increase of expenses with labor lawsuits and Profit Sharing (PLR), our total expenses presented an annual evolution (12M17 x 12M18) below the inflation adjustments. In the quarterly comparisons, the increments reflect, in addition to the effects of the collective bargaining already mentioned, the increase of expenses on Profit Sharing (PLR), which increased 16.7% in relation to 3Q18 and 32.5% in relation to 4Q17, as a result of the increase of net income.

Administrative Expenses – in relation to the 4Q17, the expenses showed a good performance, especially considering inflation in the period. Highlighting the decrease in expenses on asset maintenance, communication and security and surveillance, that reflects the adjustments made, as well as the synergies of the acquisition of HSBC Brasil and the strategy for optimization of customer service aspects. The increase in expenses in the periods derives from the greater volume of businesses and services and higher expenses with advertising and marketing, related to the institutional positioning and more investments in technology, which impact the expenses of depreciation and amortization.

7

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Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	Dec18	Sept18	Dec17	Variation % Dec18 x Sept18	Variation % Dec18 x Dec17	As % of Dec18
Companies	**336,892**	**337,272**	**317,462**	**(0.1)**	**6.1**	**63.4**
Large Corporates	235,329	238,896	225,248	(1.5)	4.5	44.3
Micro, Small and Medium-Sized Enterprises	101,563	98,376	92,214	3.2	10.1	19.1
Individuals	**194,723**	**186,159**	**175,469**	**4.6**	**11.0**	**36.6**
Payroll-deductible Loans	50,932	48,572	43,968	4.9	15.8	9.6
Real Estate Financing	38,284	37,051	33,687	3.3	13.6	7.2
Credit Card	35,850	33,150	34,437	8.1	4.1	6.7
CDC / Vehicle Leasing	23,696	22,643	20,784	4.7	14.0	4.5
Personal Loans	19,874	19,247	16,877	3.3	17.8	3.7
Other	26,087	25,496	25,716	2.3	1.4	4.9
Expanded Loan Portfolio	**531,615**	**523,431**	**492,931**	**1.6**	**7.8**	**100.0**
		Without exchange variation		**1.8**	**6.7**	

Delinquency Ratio over 90 days

%
Mar17 June Sept Dec Mar18 June Sept Dec
8.3 7.2 6.8 6.6 6.1 5.2 4.46 4.25
6.7 6.2 5.8 5.5 5.1 4.8 4.66 4.43
5.6 4.9 4.8 4.7 4.4 3.9 3.63 3.51
2.3 1.5 1.8 1.9 2.0 1.7 1.47 1.46
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

For the seventh consecutive quarter, the delinquency ratio showed a decrease, reflecting the better quality of the new captures and adjustments in the loan granting and credit recovery processes. All the segments showed an improvement in index since the beginning of 2018, particularly the segments of micro, small and medium-sized enterprises, and of individuals. Since the peak of delinquency in March 2017, the total index experienced a decrease of 2.1 p.p..

Coverage Ratio over 90 days

%
182.1 202.5 207.7 211.4 219.3 230.0 243.4 245.3
10.3 10.0 9.9 9.9 9.6 9.0 8.8 8.6
6.6 6.0 5.6 5.5 5.4 4.7 4.5 4.2
4.7 4.0 3.7 3.5 3.7 3.1 2.6 2.6
Mar17 June Sept Dec Mar18 June Sept Dec
Net losses in 12 months
E-H Non-Performing Loans
Total Provision
Coverage Ratio over 90 Days

The coverage ratio presented a growth, reaching 245.3%, due to the lower deliquency ratio. Our net loss estimated for December 2018 point to 2.6%, and keep the downward trend shown in the E-H Non-Performing operations. Our level of provisioning concerning the loan portfolio reflects the quality improvement of our operations and the models of provisioning improvement, which are based on statistical models that capture historical, actuarial and prospective data.

NPL Creation – 90 days vs. Write-offs

The total NPL Creation in relation to the loan portfolio is still in a low level, highlighting that the individuals portfolio showed an improvement in the indicator of the quarter. The slight increase in the quarter was mainly due to micro, small and medium-sized enterprise operations.

R$ million
1.8% 1.4% 1.4% 1.4% 1.2% 1.0% 1.0% 1.1%
6,695 6,780
5,200 8,180
4,997 5,934
5,118 5,443
4,396 5,363
3,904 4,892
4,011 4,859
4,478 4,650
1Q17 2Q 3Q 4Q 1Q18 2Q 3Q 4Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

8

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Digital in Figures

Developed as a 100% stand-alone digital bank platform, whose main objective is to complement the Bradesco Organization's ecosystem of solutions, Next was officially launched to the market on October 30, 2017. The data below shows the important evolutions related to the conquests of clients and to the volumes that are transacted on this new platform.

Amount of transactions

In millions

CAGR = 86%
7
16
22
45
1Q18
2Q18
3Q18
4Q18

Active Accounts and Projections 2019
1.5 million
500 thousand
37.5 thousand
CHURN
less than
1.5%
Jan18
Dec18
Dec19

Opening of New Accounts

In thousand

CAGR = 69%
45
83
119
218
77%
were not
Bradesco
Accounts
1Q18
2Q18
3Q18
4Q18

At the end of the fourth quarter, Next had more than 500 thousand active accounts, predominantly addressing a new market. The churn, since the launch, has less than 1.5%.

At the end of November 2018, we reached 5 thousand opened accounts per day. In the 4Q18, when we reached 45 million transactions (a volume 50% higher than the one performed in the previous quarter), we can see that, in addition to opening accounts, our clients are becoming more and more engaged with Next's value proposition.

Digital Channels

In the Digital Channels, we highlight the growth in volume of the loans authorized in 2018, mainly observing the evolutions of the mobile channel, whose authorized credits grew 103%. These evolutions are related to the implantation of new features of this channel, such as the options of anticipation of the 13th salary and income tax rebate. In companies, the new features related to working capital and deduction of receivables, also boosted the authorizations of loans using the Channel, resulting in a 29% growth in the year.

Loans authorized in the Digital Channels – R$ billion

Individuals

▲11.7%
▲34.8%
10.3
11.5
15.5
2016
2017
2018

Highlights

Loans Authorized by Product
2018 x 2017

- Personal Loans +22% (origination of R$12.1 bi)
- Payroll-deductible loans +108% (origination of R$3.4 bi)

Loans Authorized by Mobile Channel
Base 100 Evolution

100
180
365
2016
2017
2018

Companies

▲20.9%
▲28.6%
13.9
16.8
21.6
2016
2017
2018

Highlights

Loans Authorized by Product
2018 x 2017

- Discount +30% (origination R$15.8 bi)
- Advance Payment to Suppliers +37% (origination of R$4.8 bi)

Loans Authorized by Mobile Channel*
Base 100 Evolution

100
1,020
2017
2018

* Mobile companies was launched in Sept17.

Digital Account Holders

In millions

11.2
12.6
14.1
1.0
1.1
1.2
2016
2017
2018
Individuals
Companies

15.3 MM Clients WITH A DIGITAL PROFILE

78 thousand new accounts were opened in 2018 **via Mobile App**

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Main Economic Indicators

Main Indicators (%)	4Q18	3Q18	4Q17	12M18	12M17
Interbank Deposit Certificate (CDI)	1.54	1.59	1.76	6.42	9.93
Ibovespa	10.77	9.04	2.84	15.03	26.86
USD – Commercial Rate	(3.22)	3.84	4.42	17.13	1.50
General Market Price Index (IGP-M)	(0.69)	2.75	1.62	7.54	(0.52)
Extended Consumer Price Index (IPCA)	0.39	0.72	1.14	3.75	2.95
Business Days (#)	62	64	61	250	249
Calendar Days (#)	92	92	92	365	365
Indicators (Closing Rate)					
USD – Commercial Selling Rate - (R$)	3.8748	4.0039	3.3080	3.8748	3.3080
5 years CDS (Points)	208	263	162	208	162
Selic - Base Interest Rate (% p.a.)	6.50	6.50	7.00	6.50	7.00
BM&F Fixed Rate (% p.a.)	6.55	7.95	6.86	6.55	6.86

Bradesco's Projections up to 2021

%	2019	2020	2021
USD - Commercial Rate (year-end) - R$	3.70	3.77	3.84
Extended Consumer Price Index (IPCA)	4.00	4.00	3.75
General Market Price Index (IGP-M)	3.53	4.25	4.17
Selic (year-end)	7.25	7.50	7.00
Gross Domestic Product (GDP)	2.80	3.00	3.00

Guidance

2018

	Disclosed	Actual	
Expanded Loan Portfolio	3% to 7%	7.8% (6.7% without exchange variation)	✔
NII - Interest-Earning Portion	-4% to 0%	-0.3%	✔
Fee and Commission Income	4% to 8%	5.2%	✔
Operating Expenses (Administrative and Personnel Expenses)	-2% to 2%	1.7%	✔
Insurance Premiums	2% to 6%	-4.9%	✘
Expanded ALL - R$ billion	R$13 to R$16	R$14.5	✔

2019

Expanded Loan Portfolio	9% to 13%
Financial Margin	4% to 8%
Fee and Commission Income	3% to 7%
Operating Expenses (Administrative and Personnel Expenses)	0% to 4%
Income from Insurance, Pension and Capitalization Bond Operations (1)	5% to 9%
Expanded ALL - R$ billion	R$11.5 to R$14.5

(1) It includes the financial income of the operation. The new way of presenting the guidance better reflects the performance in the insurance activities.

Our **perspectives for 2019** consider the new managerial allocations in the recurring income statement that will be applied as of the first quarter of 2019, and they are shown on the following pages.

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance for example, are based on assumptions, which depending on future events, may not prove accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

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As a result of the internal improvement of the results assessments process, as of the first quarter of 2019, we shall hold new managerial allocations in the recurring income statement and changes in the breakdown of the net interest income.
The performance analysis by the Management, as well as the information provided to the market, which will contemplate the adjustments below:

In the **Net Interest Income** Analysis, the "NII - Interest Earning Portion" and "NII - Non-Interest Earning Portion" installments are now analyzed in a unique way, allocated in "Client Portion" and "Market Portion". The insurance portion (financial income of the operation) will be shown along with the "Income from Insurance, Pension Plans and Capitalization Bonds" in the recurring income statement.

In addition to the breakdown of the net interest income adjustments, we will make other reclassifications from **Other Operating Income / (Expenses)**, according to the following:

- **Net Interest Income:** the expenses related to the acquisition of right on services provided to clients will be considered, such as amortization of the payroll and the expenses with monetary restatement of contingent liabilities;
- **ALL expenses:** which now includes other expenses related to losses of credit; and
- **Fee and Commission Income:** which now contains other income related to the commercialization of the consortium products.

For a better view of the effects of the adjustments above, we present below, our recurring income statement considering the reclassifications in the year of 2018:

R$ million	12M18 Recurring Income Statement	Reclassifications Insurance Net Interest Income	Other Operating Income / Expenses	Reclassified Recurring Income Statement
Net Interest Income	**63,300**	**(5,283)**	**(2,261)**	**55,756**
Expanded ALL	(14,526)	-	(229)	(14,755)
Gross Income from Financial Intermediation	**48,774**	**(5,283)**	**(2,490)**	**41,001**
Income from Insurance, Pension Plans and Capitalization Bonds	7,838	5,283	-	13,121
Fee and Commission Income	32,406	-	208	32,614
Personnel Expenses	(19,986)	-	-	(19,986)
Other Administrative Expenses	(20,291)	-	-	(20,291)
Tax Expenses	(7,200)	-	-	(7,200)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	195	-	-	195
Other Operating Income / (Expenses)	(8,891)	-	2,282	(6,609)
Operating Income	**32,845**	**-**	**-**	**32,845**
Non-Operating Income	(21)	-	-	(21)
Income Tax / Social Contribution and Non-controlling interests in subsidiaries	(11,260)	-	-	(11,260)
Recurring Net Income	**21,564**	**-**	**-**	**21,564**

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Recurring Income Statement – Reclassified Historical Series

(R$ million)	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17
Net Interest Income	**14,774**	**13,953**	**13,507**	**13,522**	**13,809**	**13,358**	**14,377**	**14,035**
Client Portion [1]	11,884	11,887	11,694	11,264	11,725	11,734	12,139	12,395
Market Portion [2]	2,890	2,066	1,813	2,258	2,084	1,624	2,238	1,640
Expanded ALL	**(3,786)**	**(3,543)**	**(3,491)**	**(3,935)**	**(5,456)**	**(4,663)**	**(5,438)**	**(5,345)**
ALL Expenses	(4,495)	(4,857)	(4,369)	(4,599)	(5,414)	(4,955)	(6,534)	(5,896)
Income from Credit Recovery	1,546	2,529	1,652	1,447	1,593	1,838	2,081	1,541
Granted Discounts / Other	(593)	(885)	(561)	(528)	(852)	(789)	(577)	(570)
Impairment of Financial Assets	(244)	(330)	(213)	(255)	(783)	(757)	(408)	(420)
Gross Income from Financial Intermediation	**10,988**	**10,410**	**10,016**	**9,587**	**8,353**	**8,695**	**8,939**	**8,690**
Income from Insurance, Pension Plans and Capitalization Bonds [1]	3,542	3,231	3,221	3,127	3,347	3,012	2,792	3,126
Fee and Commission Income	8,434	8,123	8,171	7,886	8,120	7,874	7,546	7,480
Personnel Expenses	(5,224)	(5,006)	(4,927)	(4,829)	(4,878)	(4,833)	(4,967)	(4,822)
Other Administrative Expenses	(5,395)	(5,093)	(4,993)	(4,810)	(5,340)	(5,030)	(4,898)	(4,854)
Tax Expenses	(1,844)	(1,704)	(1,831)	(1,821)	(1,758)	(1,696)	(1,718)	(1,772)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	79	41	48	27	30	42	62	58
Other Operating Income / (Expenses)	(1,976)	(1,575)	(1,561)	(1,497)	(1,400)	(1,312)	(1,278)	(1,318)
Operating Income	**8,604**	**8,427**	**8,144**	**7,670**	**6,474**	**6,752**	**6,478**	**6,588**
Non-Operating Income	22	(17)	(17)	(9)	(16)	(25)	(34)	(52)
Income Tax / Social Contribution	(2,742)	(2,897)	(2,909)	(2,483)	(1,543)	(1,771)	(1,699)	(1,839)
Non-controlling interests in subsidiaries	(54)	(42)	(57)	(76)	(53)	(146)	(41)	(49)
Recurring Net Income	**5,830**	**5,471**	**5,161**	**5,102**	**4,862**	**4,810**	**4,704**	**4,648**

(1) It relates to the result of operations made with assets (credit and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the transfer rate of these funds;

(2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital; and

(3) It includes the financial income of the operation.

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Interest-Earning and Non-Interest Earning Portions

Net Interest Income Breakdown and Analysis

13.8%
12.9%
11.6%
9.9%
8.4%
7.4%
6.7%
6.4%
7.4%
7.2%
6.9%
6.7%
6.6%
6.4%
6.3%
6.2%
R$ million
16,036
136
15,900
15,892
114
15,778
15,361
15,436
(75)
15,813
152
15,661
15,686
193
15,493
15,084
105
14,979
15,749
166
15,583
16,781
258
16,523
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
NII - Non-Interest Earning Portion
NII - Interest Earning Portion
12-month Interest-Earning Portion NIM = Interest-Earning Portion of the NII/Average Total Assets – Repos – Permanent Assets
Average Selic Rate (12 months)

Average Net Interest Income Rate

R$ million	4Q18	3Q18	4Q17	12M18	12M17	Variation 4Q18 x 3Q18	Variation 4Q18 x 4Q17	Variation 12M18 x 12M17
Net Interest Income								
NII - Interest-earning portion - due to volume						401	1,217	1,558
NII - Interest-earning portion - due to spread						539	(355)	(1,755)
- NII - Interest Earning Portion	16,523	15,583	15,661	62,578	62,775	940	862	(197)
- NII - Non-Interest Earning Portion	258	166	152	722	327	92	106	395
Net Interest Income	**16,781**	**15,749**	**15,813**	**63,300**	**63,102**	**1,032**	**968**	**198**
Average Net Interest Income Rate (1)	6.5%	6.3%	6.8%	6.2%	6.7%			

(1) Average rate (Net Interest Income / Total Average Assets - Repurchase transactions - Permanent Assets).

Interest Earning Portion – Average Rates (12 months)

R$ million	Credit Intermediation (1)			Insurance			ALM / Other (1) (2)			Total	
	NII - Interest Earning Portion	Average Balance	Average Rate	NII - Interest Earning Portion	Average Balance	Average Rate	NII - Interest Earning Portion	Average Balance	Average Rate	NII - Interest Earning Portion	Average Rate
4Q18	12,339	460,309	11.0%	1,352	257,674	2.0%	2,832	377,792	2.5%	16,523	6.2%
3Q18	12,323	450,133	11.3%	1,193	253,772	2.1%	2,067	359,633	2.3%	15,583	6.3%
4Q17	12,129	418,839	11.7%	1,460	243,996	2.4%	2,072	390,203	1.9%	15,661	6.7%
12M18	48,479	438,723	11.0%	5,059	253,307	2.0%	9,040	362,945	2.5%	62,578	6.2%
12M17	49,546	423,521	11.7%	5,637	235,176	2.4%	7,592	397,194	1.9%	62,775	6.7%

(1) As of 1Q18, we considered the margin of the financial assets of fixed income, with characteristics of credit (mostly debentures) in the margin of credit intermediation, formerly classified as ALM/other. For the purposes of comparability, the previous periods have been reclassified; and

(2) It reflects, mainly, the operations of the treasury in asset and liability management (ALM).

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NII - Interest Earning Portion

Interest Earning Portion – Volume Variation *vs.* Spread

- Credit Intermediation – the performance of the quarter includes the positive effects of the average business volume increase, mainly because of the improvement of operations to individuals and the better results of the products' mix. These effects were impacted by the lower average spread, due to the higher competitive market dynamics and the lower number of business days in the quarter.

Change in the Margin of Credit Intermediation 4Q18 x 3Q18
R$ million
12,323
279
(312)
105
(56)
12,339
(263)
Total Spread
3Q18
Average Volume
Spread
Products Mix
Number of Days
4Q18

- Insurance – the performance in the periods is primarily due to the movement of the price indexes (IGP-M and IPCA), besides, it reflects the behavior of the interest rates.
- ALM / Other – the growth in the periods is due to the gains of the operations of the treasury in the management of proprietary positions of assets/liabilities (ALM), highlighting the highest result of the fixed holdings and the expense reduction with certain funding operations.

R$ million NII - Earning Portion Breakdown	4Q18	3Q18	4Q17	12M18	12M17	Variation 4Q18 x 3Q18	 4Q18 x 4Q17	 12M18 x 12M17
Credit Intermediation	12,339	12,323	12,129	48,479	49,546	16	210	(1,067)
Insurance	1,352	1,193	1,460	5,059	5,637	159	(108)	(578)
ALM/Other	2,832	2,067	2,072	9,040	7,592	765	760	1,448
NII - Interest-Earning Portion	16,523	15,583	15,661	62,578	62,775	940	862	(197)

R$ million	Credit Intermediation			Insurance			ALM/Other			NII - Interest-Earning Portion		
Volume x Spread	4Q18 x 3Q18	4Q18 x 4Q17	12M18 x 12M17	4Q18 x 3Q18	4Q18 x 4Q17	12M18 x 12M17	4Q18 x 3Q18	4Q18 x 4Q17	12M18 x 12M17	4Q18 x 3Q18	4Q18 x 4Q17	12M18 x 12M17
NII - Interest-earning portion - due to volume	279	1,201	1,778	18	82	435	104	(66)	(655)	401	1,217	1,558
NII - Interest-earning portion - due to spread	(263)	(991)	(2,845)	141	(190)	(1,013)	661	826	2,103	539	(355)	(1,755)
Variation NII - Interest-Earning Portion	16	210	(1,067)	159	(108)	(578)	765	760	1,448	940	862	(197)

Earning Portion of Credit Intermediation *vs.* ALL (Expanded)

The increase in the average business volume fueled the growth of the gross credit intermediation margin, in addition, the quality improvement of the portfolio continues to positively reflect the cost of delinquency (Expanded ALL), contributing with the growth of the net spread again.

41.3%
43.0%
37.8%
44.6%
33.3%
28.3%
28.5%
29.9%
12.0%
12.0%
11.9%
11.7%
11.6%
11.4%
11.3%
11.0%
6.8%
6.8%
6.9%
6.8%
7.0%
7.3%
7.5%
7.7%
R$ million
12,781
12,517
12,119
12,129
11,690
12,127
12,323
12,339
5,282
5,378
4,579
5,405
3,892
3,437
3,512
3,685
7,499
7,139
7,540
6,724
7,798
8,690
8,811
8,654
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
Net Credit Intermediation Margin
Expanded ALL
Expanded ALL / Gross Margin %
Gross Spread % (12 months)
Net Spread % (12 months)

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Main Indicators of Loan Portfolio

The charts below refer to the Loan Portfolio, as defined by Bacen:

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans. It must be noted that, due to their guarantees and characteristics, these operations not only present a lower risk, but also provide more favorable conditions to gain customer loyalty.

(1) Only normal course operations.

%
Dec18
47.3
13.7
7.5
4.9
12.3
14.3
Short Term
38.4
Medium/ Long Term
61.6
181 to 360 days
1 to 30 days
31 to 60 days
Over 360 days
61 to 90 days
91 to 180 days

Delinquency Ratio

Over 90 days

For the seventh consecutive quarter, the delinquency declined, reflecting the better quality of the new captures and adjustments in the loan granting and recovery processes. All portfolios showed an improvement in the index since early 2018, mainly for micro, small and medium-sized enterprises, whose balance in arrears declined 29% within 12 months, and the individuals indicator, which decreased by 11% in the balance in arrears within 12 months. Since the peak of total delinquency, in March 2017, the index presented a decrease of 2.1 p.p..

%
8.3
7.2
6.8
6.6
6.1
5.2
4.46
4.25
6.7
6.2
5.8
5.5
5.1
4.8
4.66
4.43
5.6
4.9
4.8
4.7
4.4
3.9
3.63
3.51
2.3
1.5
1.8
1.9
2.0
1.7
1.47
1.46
Mar17
June
Sept
Dec
Mar18
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15-90 days

In the quarter and in the last 12 months, short-term delinquency showed an improvement following the trend of reduction observed in the series. It is highlighted the constant improvement for micro, small and medium-sized enterprises portfolio showed since early 2018.

%
5.9
5.5
5.5
6.1
5.4
5.2
5.22
4.76
5.9
5.4
5.4
5.1
5.2
4.6
4.35
4.31
4.3
4.2
4.3
4.0
4.2
4.0
3.89
3.51
0.9
1.4
1.8
0.6
1.4
1.7
1.54
0.88
Mar17
June
Sept
Dec
Mar18
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Loan assignments (without retention of risks and benefits, already written off for losses, in the amount of R$5.0 billion) were carried out in 4Q18, which did not alter the rates of delinquency in the period. The loan portfolio sells amount did not have a relevant impact on the results.

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Main Indicators of Loan Portfolio

Coverage Ratio

Our coverage ratios (60 days and 90 days) showed an improvement for the seventh quarter in a roll, reaching very satisfying levels. Our level of provisioning concerning the loan portfolio reflects the quality improvement of our operations and because of the improvement of the models of provisioning, which are based on statistical models that capture historical, actuarial and prospective data. In December 2018, we highlighted a decrease of 17% in our operations past due of 60 and 90 days, in relation to December 2017.

182.1%
202.5%
207.7%
211.4%
219.3%
230.0%
243.4%
245.3%
154.0%
167.0%
174.6%
175.0%
179.7%
189.4%
200.9%
201.6%
R$ million
39,181
37,536
36,557
36,527
35,763
35,240
35,237
35,084
25,436
21,521
22,483
18,540
20,937
17,603
20,868
17,278
19,900
16,311
18,610
15,323
17,538
14,474
17,403
14,302
Mar17
June
Sept
Dec
Mar18
June
Sept
Dec
Total Provision (A)
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)
Coverage Ratio over 90 Days (A/C)
Coverage Ratio over 60 Days (A/B)

NPL Creation – 90 days *vs.* Write-offs

In 4Q18, the NPL Creation in relation to the loan portfolio reached 1.1% staying in a low level, mainly in comparison with the 1Q17 indicator, start of the series presented below. An increase in the origination loan portfolio in arrears from micro, small and medium-sized enterprises can be observed, which explains the slight NPL Creation increase in the quarter, in the other portfolios, the generation of loans in arrears is still in a confortable level, highlighting the loan portfolio of individuals, which the indicator reached 1.3% of the portfolio, lowest level since the calculation of this indicator began, reflecting the strengh of our policies and of the loan granting and credit recovery processes. Below we have demonstrated the opening of the NPL Creation per portfolio:

Total - 90 days
1.8%
1.4%
1.4%
1.4%
1.2%
1.0%
1.0%
1.1%
R$ million
6,695
6,780
5,200
8,180
4,997
5,934
5,118
5,443
4,396
5,363
3,904
4,892
4,011
4,859
4,478
4,650
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Large Corporates
1.5%
0.6%
0.7%
0.4%
0.5%
0.3%
0.5%
0.5%
R$ million
1,841
598
669
1,649
754
513
475
439
573
459
327
494
572
816
627
672
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
NPL Creation - Large Corporates
Write-offs - Large Corporates
NPL / Large Corporates

Micro, Small and Medium-Sized Enterprises
2.0%
1.9%
1.8%
2.4%
1.6%
1.2%
0.9%
1.4%
R$ million
1,770
2,607
1,578
2,815
1,523
2,000
1,996
2,043
1,323
1,766
1,089
1,690
814
1,313
1,266
1,344
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
NPL Creation - Micro, Small and Medium-Sized Enterprises
Write-offs - Micro, Small and Medium-Sized Enterprises
NPL / Micro, Small and Medium-Sized Enterprises

Individuals
1.8%
1.7%
1.6%
1.5%
1.4%
1.4%
1.4%
1.3%
R$ million
3,084
3,575
2,953
3,716
2,720
3,421
2,647
2,961
2,500
3,138
2,488
2,708
2,625
2,730
2,585
2,634
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
NPL Creation - Individuals
Write-offs - Individuals
NPL / Individuals

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Loan Portfolio

Bacen Portfolio *vs.* Expanded Portfolio

The loan portfolio (Bacen) of December 2018, which registered a positive increase in the quarter and in the last 12 months, was boosted both by operations with companies and operations with individuals, with emphasis on operations related to consumer finance (personal loans, payroll-deductible loans and vehicle) and real estate financing, which presents a two-digit growth.

Our average daily origination of 4Q18 increased 20% (8% with individuals, and 27% with companies) compared to 3Q18, and was 32% (23% with individuals and 38% with companies) higher than the daily average of the 4Q17. It should be noted that, in 2018 the loans authorized for individuals through digital channels reached R$15.5 billion (+34% in relation to 2017), and from this total there was an increase of 102% in the mobile channel only, all that in relation to the 2017 releases, reaching R$7.1 billion in the year.

In the expanded portfolio, we highlight the growth in 12 months of operations with debentures, in which the majority are designed for large corporates, which are part of the line of operations with credit risk.

	Dec18	Sept18	Dec17	Variation %	
				Quarter	12 months
Individuals	193,732	185,249	174,537	4.6	11.0
Companies	213,953	213,755	195,542	0.1	9.4
Loan Portfolio - Bacen	**407,685**	**399,004**	**370,079**	**2.2**	**10.2**
Sureties and Guarantees	72,871	71,462	78,867	2.0	(7.6)
Operations bearing Credit Risk - Commercial Portfolio (1)	45,883	47,479	39,980	(3.4)	14.8
Other (2)	5,176	5,486	4,005	(5.7)	29.2
Expanded Loan Portfolio	**531,615**	**523,431**	**492,931**	**1.6**	**7.8**
		Without exchange variation		1.8	6.7

(1) It includes debentures operations and promissory notes; and

(2) It considers letters of credit, advances of credit card receivables and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio

Expanded Loan Portfolio Breakdown by Customer Profile, Product and Currency

R$ million	Dec18	Sept18	Dec17	Variation %	
				Quarter	12 months
Individuals	**194,723**	**186,159**	**175,469**	**4.6**	**11.0**
Consumer Financing	**130,353**	**123,612**	**116,066**	**5.5**	**12.3**
Payroll-deductible Loans	50,932	48,572	43,968	4.9	15.8
Credit Card	35,850	33,150	34,437	8.1	4.1
CDC / Vehicle Leasing	23,696	22,643	20,784	4.7	14.0
Personal Loans	19,874	19,247	16,877	3.3	17.8
Real Estate Financing	**38,284**	**37,051**	**33,687**	**3.3**	**13.6**
Other Products	**26,086**	**25,496**	**25,716**	**2.3**	**1.4**
Rural Loans	7,979	7,845	7,947	1.7	0.4
BNDES/Finame Onlendings	6,229	6,122	6,394	1.7	(2.6)
Other	11,878	11,529	11,374	3.0	4.4
Companies	**336,892**	**337,272**	**317,462**	**(0.1)**	**6.1**
Working Capital	40,932	40,022	40,075	2.3	2.1
Operations Abroad	32,728	38,470	29,776	(14.9)	9.9
Export Financing	36,629	37,027	26,335	(1.1)	39.1
Real Estate Financing	23,000	24,515	27,179	(6.2)	(15.4)
BNDES/Finame Onlendings	18,941	19,130	24,261	(1.0)	(21.9)
Overdraft Account	6,255	6,670	6,566	(6.2)	(4.7)
CDC / Leasing	9,977	8,649	7,249	15.4	37.6
Rural Loans	5,467	6,558	5,618	(16.6)	(2.7)
Sureties and Guarantees	72,143	70,839	78,267	1.8	(7.8)
Operations bearing Credit Risk - Commercial Portfolio	45,883	47,479	39,980	(3.4)	14.8
Other	44,937	37,913	32,155	18.5	39.8
Expanded Loan Portfolio	**531,615**	**523,431**	**492,931**	**1.6**	**7.8**
Real	491,608	477,831	452,075	2.9	8.7
Foreign Currency	40,007	45,600	40,856	(12.3)	(2.1)

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Expanded Loan Portfolio

Real Estate Financing

R$ million
Portfolio
32,589 32,926 33,305 33,687 34,396 35,618 37,051 38,284
28,612 28,454 27,712 27,179 25,886 25,425 24,515 23,000
Quartely origination
1,974 1,944 1,993 1,977 2,972 3,803 4,119 4,227
598 412 403 365 936 866 1,098 1,317
1,376 1,532 1,590 1,612 2,036 2,937 3,021 2,910
Mar17 June Sept Dec Mar18 June Sept Dec
Borrower
Builder
Individuals
Companies

Units Financed
8,040 17,673 16,916
2,234 6,726 6,050
5,806 10,947 10,866
4Q17 3Q18 4Q18
Borrower
Builder

Payroll-Deductible Loans

Distribution of the Portfolio by Sector
6.0%
45.7%
48.3%
Dec18
Private Sector
Public Sector
Social Security National Institute (INSS)/Dataprev

Portfolio
69.2% 70.5% 71.3% 72.3% 72.0% 71.6% 71.6% 71.9%
R$ million
39,937 41,191 42,551 43,968 45,281 46,593 48,572 50,932
25,136 62.9%
26,687 64.8%
28,577 67.2%
30,182 68.6%
31,770 70.2%
33,544 72.0%
35,403 72.9%
38,092 74.8%
14,801 37.1%
14,504 35.2%
13,974 32.8%
13,786 31.4%
13,511 29.8%
13,049 28.0%
13,169 27.1%
12,840 25.2%
Mar17 June Sept Dec Mar18 June Sept Dec
Network of Branches
Payroll-Deductible Loans
As a % of total Personal Loans

Vehicle Financing

Portfolio
R$ million
32,095 31,155 30,925 31,802 32,300 33,227 34,435 36,811
12,012 11,153 10,550 10,497 10,196 10,553 11,273 12,564
20,083 20,002 20,375 21,305 22,104 22,674 23,162 24,247
Mar17 June Sept Dec Mar18 June Sept Dec
Individuals
Companies

Distribution of the Portfolio by Product
12.6%
1.6%
Dec18
85.8%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

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Expanded Loan Portfolio

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Dec18	%	Sept18	%	Dec17	%
Economic Sector						
Public Sector	13,531	2.5	12,575	2.4	13,518	2.7
Oil, derivatives and aggregate activities	10,626	2.0	10,339	2.0	11,097	2.3
Production and distribution of electricity	1,844	0.3	1,017	0.2	1,260	0.3
Other sectors	1,061	0.2	1,219	0.2	1,161	0.2
Private Sector	518,085	97.5	510,856	97.6	479,413	97.3
Companies	323,362	60.8	324,697	62.0	303,944	61.7
Real estate and construction activities	32,011	6.0	32,978	6.3	36,380	7.4
Retail	37,898	7.1	33,761	6.4	33,565	6.8
Transportation and concession	26,539	5.0	25,138	4.8	23,159	4.7
Services	28,852	5.4	29,840	5.7	25,485	5.2
Wholesale	14,695	2.8	14,851	2.8	13,307	2.7
Automotive	16,022	3.0	16,074	3.1	13,370	2.7
Food products	14,036	2.6	14,141	2.7	10,453	2.1
Other sectors	153,309	28.8	157,914	30.2	148,225	30.1
Individuals	194,723	36.6	186,159	35.6	175,469	35.6
Total	531,615	100.0	523,431	100.0	492,931	100.0

Changes in the Expanded Loan Portfolio by Rating

Also as a consequence of the reinforcement of loan granting policies and risk management, 97.0% of new borrowers were classified in ratings from AA to C, collaborating with the loan portfolio's quality improvement.

Changes in Expanded Loan Portfolio by Rating between December 2017 and 2018	Total Credit on December 2018		New Customers between January 2018 and December 2018		Remaining customers from December 2017	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	474,833	89.4	31,698	97.0	443,136	88.8
D	10,831	2.0	256	0.8	10,575	2.1
E - H	45,951	8.6	716	2.2	45,235	9.1
Total	531,615	100.0	32,670	100.0	498,945	100.0

Expanded Loan Portfolio by Rating and Customer Size (%)

The range represented by credits classified between AA - C is at satisfying levels. We highlight the frequent improvement recorded in the loan portfolio of micro, small and medium sized enterprises and of individuals.

Customer Profile	Dec18 By Rating			Sept18 By Rating			Dec17 By Rating		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	88.5	1.9	9.6	89.0	2.0	9.0	88.4	3.5	8.1
Micro, Small and Medium-Sized Enterprises	87.7	2.8	9.5	87.1	3.0	10.0	84.0	3.8	12.2
Individuals	91.2	1.8	7.0	90.8	1.9	7.3	89.3	2.1	8.6
Total	89.4	2.0	8.6	89.3	2.2	8.5	87.9	3.0	9.1

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Expanded Loan Portfolio

Portfolio by Debtors

%
32.9
31.9
33.2
34.2
33.0
26.3
25.0
26.5
27.4
26.3
16.6
16.2
16.8
17.6
17.5
11.4
11.1
11.2
11.8
12.2
2.4
2.1
2.0
2.1
2.1
Dec17
Mar18
June
Sept
Dec
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Dec18	Sept18	Dec17	Variation% (unless otherwise) Quarter	Variation% (unless otherwise) 12 months
Total Provision	**35,084**	**35,237**	**36,527**	(0.4)	(4.0)
- Specific	14,100	14,799	16,887	(4.7)	(16.5)
- Generic	14,081	13,528	12,721	4.1	10.7
- Excess	6,903	6,910	6,918	(0.1)	(0.2)
Specific Provision / Total Provision (%)	40.2	42.0	46.2	(1.8) p.p.	(6.0) p.p.
Total Provision / Loans (%)	8.6	8.8	9.9	(0.2) p.p.	(1.3) p.p.
AA - C Rated Loans / Loans (%)	89.5	89.1	87.2	0.4 p.p.	2.3 p.p.
D-rated Operations under Risk Management / Loans (%)	2.5	2.6	3.5	(0.1) p.p.	(1.0) p.p.
E-H rated Loans / Loans(%)	9.0	9.0	9.3	-	(0.3) p.p.
D-rated loans	9,413	9,829	12,933	(4.2)	(27.2)
Provision for D-rated loans	1,468	1,514	1,904	(3.0)	(22.9)
Provision / D-rated loans (%)	15.6	15.4	14.7	0.2 p.p.	0.9 p.p.
D-H rated Non-Performing Loans	19,815	20,458	23,597	(3.1)	(16.0)
Total Provision / D-to-H-rated Non-performing Loans (%)	177.1	172.2	154.8	4.9 p.p.	22.3 p.p.
E-H Rated Loans	33,636	33,728	34,527	(0.3)	(2.6)
Provision for E-H rated loans	30,894	30,902	32,113	-	(3.8)
Provision / E-H rated loans (%)	91.8	91.6	93.0	0.2 p.p.	(1.2) p.p.
E-H rated Non-Performing Loans	17,228	17,927	20,510	(3.9)	(16.0)
Total Provision / E-to-H-rated Non-performing Loans (%)	203.6	196.6	178.1	7.0 p.p.	25.5 p.p.

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Main Funding Sources

Funds Raised and Managed

R$ million	Dec18	Sept18	Dec17	Variation % Quarter	Variation % 12 months
Demand Deposits	36,134	34,327	34,082	5.3	6.0
Savings Deposits	111,171	106,375	103,333	4.5	7.6
Time Deposits + Debentures	204,818	193,124	170,068	6.1	20.4
Borrowing and Onlending	56,659	57,307	51,669	(1.1)	9.7
Funds from Issuance of Securities	147,721	148,927	135,011	(0.8)	9.4
Subordinated Debts	18,650	19,295	27,050	(3.3)	(31.1)
Eligible Debt Capital Instruments	34,993	30,717	23,130	13.9	51.3
Subtotal	**610,146**	**590,072**	**544,343**	**3.4**	**12.1**
Securities Sold Under Agreements to Repurchase (1)	272,054	270,148	269,109	0.7	1.1
Interbank Deposits	599	815	2,247	(26.5)	(73.3)
Working Capital (Own/Managed)	93,604	89,335	81,720	4.8	14.5
Foreign Exchange Portfolio	5,554	8,923	7,655	(37.8)	(27.4)
Payment of Taxes and Other Contributions	643	3,893	1,114	(83.5)	(42.3)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	258,755	254,653	246,653	1.6	4.9
Funds raised	**1,241,355**	**1,217,839**	**1,152,841**	**1.9**	**7.7**
Investment Funds and Managed Portfolios	**897,577**	**871,231**	**834,646**	**3.0**	**7.5**
Total Assets under Management	**2,138,932**	**2,089,070**	**1,987,487**	**2.4**	**7.6**

(1) It does not consider debentures.

Loans *vs.* Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered, and the market's confidence in the Bradesco brand and the important presence in the client's sector.

Note that the percentage of funds used provides a comfortable margin. Essentially, it proves that we met the demands for loaning funds through our own funding.

R$ million	Dec18	Sept18	Dec17	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	36,777	38,220	35,196	(3.8)	4.5
Savings Deposits	111,171	106,375	103,333	4.5	7.6
Time Deposits + Debentures	204,818	193,124	170,068	6.1	20.4
Funds from Financial Bills	143,628	145,628	131,933	(1.4)	8.9
Customer Funds (1)	**496,394**	**483,347**	**440,530**	**2.7**	**12.7**
(-) Reserve Requirements	(87,597)	(80,224)	(66,714)	9.2	31.3
(-) Available Funds (Brazil)	(14,987)	(11,582)	(13,107)	29.4	14.3
Customer Funds Net of Reserve Requirements	**393,810**	**391,541**	**360,709**	**0.6**	**9.2**
Borrowing and Onlending	56,659	57,307	51,669	(1.1)	9.7
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	80,623	74,126	79,420	8.8	1.5
Total Funding (A)	**531,092**	**522,974**	**491,798**	**1.6**	**8.0**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**458,744**	**451,969**	**414,064**	**1.5**	**10.8**
B / A	**86.4%**	**86.4%**	**84.2%**	**(0.0) p.p.**	**2.2 p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Credit Notes (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

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Insurance, Pension and Capitalization

Below is an analysis of Grupo Bradesco Seguro's Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

R$ million	Dec18	Sept18	Dec17	Variation % Dec18 x Sept18	Variation % Dec18 x Dec17
Assets					
Current and Long-Term Assets	297,376	290,985	283,405	2.2	4.9
Securities	286,518	279,870	272,612	2.4	5.1
Life and Pension Plans	241,595	237,531	231,887	1.7	4.2
Other Lines	44,923	42,338	40,725	6.1	10.3
Insurance Premiums Receivable	3,771	3,788	3,676	(0.4)	2.6
Other Loans	7,087	7,327	7,117	(3.3)	(0.4)
Permanent Assets	6,553	6,882	5,963	(4.8)	9.9
Total	303,929	297,868	289,368	2.0	5.0
Liabilities					
Current and Long-Term Liabilities	270,150	265,547	256,122	1.7	5.5
Tax, Civil and Labor Contingencies	2,297	2,426	2,160	(5.3)	6.3
Payables on Insurance, Pension Plan and Capitalization Bond Operations	646	607	623	6.4	3.7
Other liabilities	8,452	7,861	6,686	7.5	26.4
Insurance Technical Provisions	15,907	15,877	14,837	0.2	7.2
Life and Pension Plan Technical Provisions	234,661	230,754	224,253	1.7	4.6
Capitalization Bond Technical Provisions	8,187	8,022	7,563	2.1	8.3
Non-controlling Interest	714	661	581	8.1	22.9
Shareholder's Equity (1)	33,065	31,659	32,665	4.4	1.2
Total	303,929	297,868	289,368	2.0	5.0

(1) In December 2018, the shareholders' equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension and capitalization), is of R$19,308 million.

Consolidated Statement of Income

R$ million	4Q18	3Q18	4Q17	12M18	12M17	Variation % 4Q18 x 3Q18	Variation % 4Q18 x 4Q17	Variation % 12M18 x 12M17
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income (1)	10,899	10,718	10,177	42,552	41,287	1.7	7.1	3.1
Retained Claims	(6,574)	(6,564)	(6,178)	(26,019)	(25,588)	0.2	6.4	1.7
Capitalization Bond Draws and Redemptions	(1,376)	(1,357)	(1,321)	(5,470)	(5,459)	1.4	4.2	0.2
Selling Expenses	(830)	(798)	(805)	(3,225)	(3,448)	4.0	3.1	(6.5)
Income from Insurance, Pension Plans and Capitalization Bonds	2,119	1,999	1,873	7,838	6,792	6.0	13.1	15.4
Financial Results	1,423	1,232	1,474	5,283	5,485	15.5	(3.5)	(3.7)
Fee and Commission Income	528	556	548	2,106	1,908	(5.0)	(3.6)	10.4
Personnel Expenses	(438)	(403)	(387)	(1,539)	(1,441)	8.7	13.2	6.8
Other Administrative Expenses	(422)	(411)	(437)	(1,577)	(1,620)	2.7	(3.4)	(2.7)
Tax Expenses / Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries / Other Operating Income / Expenses	(343)	(407)	(321)	(1,012)	(1,228)	(15.7)	6.9	(17.6)
Operating Income	2,867	2,566	2,750	11,099	9,896	11.7	4.3	12.2
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,084)	(1,104)	(1,343)	(4,709)	(4,362)	(1.8)	(19.3)	8.0
Net Income	1,782	1,462	1,407	6,389	5,534	21.9	26.7	15.4

(1) It includes reinsurance premiums.

Note: For comparison purposes, the effects of non-recurring events are not considered.

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Insurance, Pension and Capitalization

Income Distribution of Grupo Bradesco Seguros and Pension Plan

20.2
18.5
20.9
19.4
19.7
19.7
18.2
22.3
R$ million
1,374
1,270
1,483
1,407
1,563
1,582
1,462
1,782
733
877
910
885
879
987
745
1,003
363
195
351
271
400
230
334
355
154
86
94
135
154
215
250
323
124
112
128
117
130
150
133
101
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - %

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

R$ million
17,948
18,512
18,637
21,192
17,570
18,223
17,588
19,187
9,273
9,440
9,540
12,394
8,774
8,795
8,172
9,659
5,793
5,869
5,957
6,041
6,077
6,247
6,369
6,574
1,436
1,640
1,558
1,296
1,293
1,511
1,504
1,385
1,446
1,563
1,582
1,461
1,426
1,670
1,543
1,569
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
Capitalization Bonds
Auto/P&C + DPVAT
Health
Life/AP/VGBL/PGBL/Basic Lines

The evolution of 21.9% of the net income in the quarterly comparison is related to the greater result of the insurance, pension plans and capitalization bonds, which was influenced by the seasonal effect and mainly by the good performance of the companies, in which we highlight:

- Bradesco Saúde: reduction of 1.7 p.p. in claims, a reflex of the measures adopted whose performance is benefitted by the strategic actions that improved the level of retention of clients through renegotiations, among others;
- Bradesco Auto/Re: mainly for the evolution in the pricing and risk acceptance process; and
- Bradesco Vida e Previdência: due to the review of the pricing model of the collective insurances and focus on lesser claims products.

The constant work of rationalization of expenses also contributed to the growth of income. All of these factors combined resulted in the ROAE of 22.3% in the quarter.

We also highlight the advance of the commercialization of products using the features available in the digital channels, whose turnover in 2018 surpassed R$410 million, totaling more than 371 thousand transactions.

Performance Ratios

%
Claims Ratio (1)
73.7
76.6
75.0
74.0
75.1
73.8
72.4
70.4
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q

%
Expense Ratio (2)
9.9
9.6
9.0
8.8
9.5
8.4
8.5
8.3
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q

%
Administrative Efficiency Ratio (3)
4.0
3.9
3.9
3.9
3.9
4.0
4.4
4.3
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q

%
Combined Ratio (4) (5)
85.2
86.6
86.2
86.1
85.3
84.8
84.1
80.8
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q

(1) Retained Claims/Earned Premiums; (2) Selling expenses/Earned Premiums; (3) Administrative Expenses/Net Written Premiums; (4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and (5) Excludes additional provisions.

Note: For comparison purposes, the effects of non-recurring events are not considered.

53,374
52,394
52,160
7,180
7,277
6,871
Dec17
Sept18
Dec18
Policyholders / Pension Plan Participants and Capitalization Bond Customers (thousands)
Number of Employees

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Insurance, Pension and Capitalization

Combined Ratio per Industry

%
104.2
101.8
103.8
107.8
102.3
98.7
97.4
99.8
100.0
101.6
96.9
99.8
100.9
94.6
96.8
93.8
57.9
55.2
62.9
60.4
59.3
56.1
54.3
54.4
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
Health
Auto/P&C
Life

Claims Ratio per Industry

%
88.2
92.5
87.3
86.4
88.9
87.9
85.7
84.0
73.7
76.6
75.0
74.0
75.1
73.8
72.4
70.4
65.5
65.5
66.6
65.5
63.6
60.2
62.2
61.9
31.2
32.6
35.1
33.9
34.0
32.4
30.4
31.2
28.4
31.3
34.6
32.5
31.7
31.3
29.3
23.5
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
Life/AP
Auto/Optional Third-Party Liability
Health
Property & Casualty
Total

Expense Ratio per Industry

%
29.4
27.0
25.0
25.3
24.6
22.1
22.5
21.1
19.0
17.7
17.6
17.3
17.9
16.8
18.5
17.3
16.4
16.4
15.7
16.1
16.3
16.5
16.2
16.7
9.9
9.6
9.0
8.8
9.5
8.4
8.5
8.3
5.0
5.0
4.7
4.6
5.5
4.4
4.5
4.6
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
Health
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP

Technical Provisions

R$ million
229,433
233,640
239,287
246,653
251,231
252,072
254,653
258,755
207,052
210,812
217,106
224,253
228,269
228,408
230,754
234,661
8,856
9,393
9,575
9,754
10,230
10,311
10,358
10,392
7,431
7,357
7,420
7,563
7,702
7,873
8,022
8,187
5,585
5,562
4,668
4,574
4,476
4,521
4,579
4,608
Mar17
June
Sept
Dec
Mar18
June
Sept
Dec
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C (1)

(1) It does not include technical provisions for the DPVAT segment.

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Insurance, Pension and Capitalization

Life and pension plans

R$ million
885
745
1,003
3,405
3,614
12,394
8,172
9,659
40,647
35,400
4Q17
3Q18
4Q18
12M17
12M18
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional

The increase of the 4Q18 net income in comparison to the previous quarter is due to the improvement in the turnover, the lower in the claim ratio due to the review of the pricing model of the collective insurances and focus on lesser claims products, the improvement in the expense ratio, the administrative efficiency ratio maintenance based on the rationalization of the expenditure which positively affects the ratio, and the financial result increase.

In relation to 4Q17, there is an increase due to the improvement of the claim and expense ratios. These effects were partially offset by the lower revenue, based on the lower VGBL/PGBL contributions, which did not show the same performance as in the same period in the previous year.

Evaluation of Participants and Life and Personal Accident Policyholders

In thousands
Number of Participants
2,872
2,939
2,957
1,253
1,314
1,326
1,619
1,625
1,631
Dec17
Sept18
Dec18
Pension Plans
VGBL

In thousands
Number of Life and Personal Accidents Policyholders
34,448
32,905
32,647
11,198
11,189
11,169
23,250
21,716
21,478
Dec17
Sept18
Dec18
Specific Life Insurance policies
Life Insurance - retail

Health

R$ million
135
250
323
469
942
5,673
5,978
6,137
22,233
23,699
4Q17
3Q18
4Q18
12M17
12M18
Net Written Premiums
Net Income

Note: It considers the companies Bradesco Saúde and Mediservice. For comparison purposes, effects of non-recurring events are not considered.

The net income increase compared to the previous quarter and to the 4Q17 mainly reflects the higher income and the improvement of claim ratio, whose performance was benefitted by the strategic actions that improved the level of retention of clients through renegotiations, as well as the offer of new products and new ways of renegotiating the contracts, commercialization and administrative efficiency.

Number of Bradesco Saúde and Mediservice Policyholders

In thousands
3,737
3,663
3,625
152
146
143
3,585
3,517
3,482
Dec17
Sept18
Dec18
Company Health Plans
Individual Health Plans

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Insurance, Pension and Capitalization

Capitalization Bonds

R$ million
117
133
101
481
514
1,461
1,543
1,569
6,052
6,208
4Q17
3Q18
4Q18
12M17
12M18
Capitalization Bond Income
Net Income

The performance of the net income in 4Q18 in comparison to the previous quarter and to the 4Q17 is influenced by the financial result decrease, partially offset by the income improvement and by the maintenance of administrative efficiency ratio.

In thousands
Number of Active Capitalization Bonds
2,911
2,781
2,726
23,269
22,041
23,198
7,342
7,294
7,220
15,927
14,747
15,978
Dec17
Sept18
Dec18
Active Capitalization Bonds
Active Drawing Right Assignment
Customers

Auto and Property & Casualty

R$ million
18
62
65
106
247
1,256
1,466
1,356
5,458
5,499
4Q17
3Q18
4Q18
12M17
12M18
Net Written Premiums
Net Income

The performance of net income in comparison to the previous quarter and in relation to 4Q17 mainly demonstrates the improvement of the claim ratio due to the evolution in the pricing and risk acceptance process, as well as the improvement in the efficiency and expense ratios.

Number of Policyholders
In thousands
3,102
2,964
2,987
1,594
1,510
1,497
1,508
1,454
1,490
Dec17
Sept18
Dec18
Auto/Optional Third-Party Liability
P&C

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Fee and Commission Income

Below is the composition of fee and commission income in the respective periods:

R$ million	4Q18	3Q18	4Q17	12M18	12M17	Variation % 4Q18 x 3Q18	Variation % 4Q18 x 4Q17	Variation % 12M18 x 12M17	As % of 12M18
Card Income	2,949	2,865	2,949	11,365	11,025	2.9	-	3.1	35.1
Checking Account	1,843	1,814	1,727	7,170	6,658	1.6	6.7	7.7	22.1
Asset Management	974	1,008	944	3,983	3,731	(3.4)	3.2	6.8	12.3
Loans Operations	841	728	761	3,094	2,984	15.5	10.5	3.7	9.5
Collections and Payments	599	602	613	2,431	2,376	(0.5)	(2.3)	2.3	7.5
Consortium Management	455	435	389	1,685	1,526	4.6	17.0	10.4	5.2
Custody and Brokerage Services	266	233	226	989	878	14.2	17.7	12.6	3.1
Underwriting / Financial Advisory Services	227	179	245	815	801	26.8	(7.3)	1.7	2.5
Other	230	208	208	874	831	10.6	10.6	5.2	2.7
Total	8,384	8,072	8,062	32,406	30,810	3.9	4.0	5.2	100.0
Business Days	62	64	61	250	249	(2)	1	1	-

Highlights

The increase of our fee and commission income in the quarterly (4Q18 x 3Q18) and annual (4Q18 x 4Q17) comparison reflects the good performance in practically all the lines. We highlight that the increase observed of the revenues derives from the largest volume of operations, driven by a greater supply of products and services, widely available in digital and traditional channels. The results also show signs of constant improvements in the management of the products and services portfolio, as well as the benefits of the process of segmentation of clients and the gains of synergies obtained with the acquisition of HSBC Brasil. Below are some highlights that influence the results from fee and commission income in the periods:

- Checking Account – the performance has been reflecting on the improvement in the management of the portfolio of services provided, highlighting the continuous process of improvement and expansion of the variety of products offered in an assertive way to clients according to their segmentation.
- Asset Management – the performance in relation to 4Q17 reflects the distribution strategy focused in the improvement of the mix of products according to the recommended portfolio, aligned with the needs and the shareholder's profile. In relation to 3Q18, the reduction is mainly justified, by the fewer number of working days.
- Loans Operations – good performance in the quarter and in 12 months due to the higher income from commissions on guarantees offered (sureties and guarantees) and by the increase in loan origination in the period.
- Consortium Management – among the various actions that aimed to optimize the results, we highlight the review of the portfolio for a more customized offer, with differentiated terms and rates for each business segment and the improvement of the digital features, which are reflected in the increase of this line, highlighting that Bradesco Consórcios continues leading in the segments in which it operates (real estate, auto and trucks).
- Custody and Brokerage Services – the increase in the periods is due to the increase in total assets in custody and higher volumes traded at B3.
- Underwriting / Financial Advisory Services – the positive behavior in the quarter is related to the increase in activity of the capital market, mainly in structured operations and of fixed income. The annual comparison decrease is reflected by the strong performance presented in 4Q17.

Number of Transactions - Credit Cards
In million
519.1
523.4
553.7

Volume Traded - Credit Cards
R$ million
46,502
47,576
50,659
4Q17
3Q18
4Q18

Checking Account Holders
In million
28.5
27.9
27.7
27.8
27.9
28.1
28.1
28.3
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q

Number of Outstanding Consortium Quotas
In thousands
1,375
1,384
1,395
1,411
1,422
1,444
1,463
1,504
50
45
45
47
46
51
54
57
243
244
246
250
245
245
250
257
1,081
1,094
1,103
1,114
1,130
1,148
1,159
1,190
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q
Auto
Real Estate
Trucks and Tractors

Assets under Custody (R$ billion)
1,397
1,381
1,485
1,512
1,566
1,497
1,559
1,623
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q

Processed Documents (Cash Management Solutions) (1)
In million
673
675
692
700
692
702
707
712
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q

(1) It includes billing and collection services, payments and others

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Operating Expenses

Personnel and Administrative Expenses

R$ million	4Q18	3Q18	4Q17	12M18	12M17	Variation % 4Q18 x 3Q18	Variation % 4Q18 x 4Q17	Variation % 12M18 x 12M17	As % of 12M18
Personnel Expenses									
Structural	**4,189**	**4,064**	**4,025**	**16,037**	**16,063**	**3.1**	**4.1**	**(0.2)**	**39.8**
Payroll/Social Charges	3,034	2,935	2,882	11,557	11,467	3.4	5.3	0.8	28.7
Benefits	1,155	1,129	1,143	4,480	4,596	2.3	1.0	(2.5)	11.1
Non-Structural	**1,035**	**942**	**853**	**3,949**	**3,437**	**9.9**	**21.3**	**14.9**	**9.8**
Management and Employee Profit Sharing	644	552	486	2,173	1,850	16.7	32.5	17.5	5.4
Provision for Labor Claims	246	265	266	1,315	980	(7.2)	(7.5)	34.2	3.3
Training	62	51	44	175	171	21.6	40.9	2.3	0.4
Termination Costs	83	74	57	286	436	12.2	45.6	(34.4)	0.7
Total	**5,224**	**5,006**	**4,878**	**19,986**	**19,500**	**4.4**	**7.1**	**2.5**	**49.6**
Administrative Expenses									
Outsourced Services	1,244	1,198	1,238	4,716	4,741	3.8	0.5	(0.5)	11.7
Depreciation and Amortization	749	729	687	2,913	2,748	2.7	9.0	6.0	7.2
Data Processing	681	661	677	2,603	2,511	3.0	0.6	3.7	6.5
Communication	430	428	463	1,726	1,865	0.5	(7.1)	(7.5)	4.3
Asset Maintenance	464	336	414	1,352	1,079	38.1	12.1	25.3	3.4
Rent	309	299	355	1,205	1,276	3.3	(13.0)	(5.6)	3.0
Advertising and Marketing	311	299	302	1,213	1,211	4.0	3.0	0.2	3.0
Financial System Services	258	243	251	964	1,020	6.2	2.8	(5.5)	2.4
Security and Surveillance	179	187	198	751	822	(4.3)	(9.6)	(8.6)	1.9
Transportation	200	186	206	764	796	7.5	(2.9)	(4.0)	1.9
Utilities (Water, Electricity and Gas)	111	99	105	417	411	12.1	5.7	1.5	1.0
Travel	81	64	92	274	270	26.6	(12.0)	1.5	0.7
Materials	64	54	74	241	287	18.5	(13.5)	(16.0)	0.6
Other	314	310	278	1,152	1,085	1.3	12.9	6.2	2.9
Total	**5,395**	**5,093**	**5,340**	**20,291**	**20,122**	**5.9**	**1.0**	**0.8**	**50.4**
Total Operating Expenses	**10,619**	**10,099**	**10,218**	**40,277**	**39,622**	**5.1**	**3.9**	**1.7**	**100.0**
Customer Service Points	**76,173**	**75,804**	**73,474**	**76,173**	**73,474**	**0.5**	**3.7**	**3.7**	-

103,385
100,489
95,520
92,861
108,793
106,644
105,143
100,688
98,808
97,593
97,683
98,159
98,605
4,686
4,674
4,659
4,507
5,314
5,122
5,068
4,845
4,749
4,708
4,700
4,652
4,617
2012
2013
2014
2015
2016
Mar17
June17
Sept17
Dec17
Mar18
June18
Sept18
Dec18
Employees
Branches

Personnel Expenses – even considering the effects of the collective bargaining of 2018/2019 (readjustment of 5%), the increase of expenses with labor lawsuits and Profit Sharing (PLR), our total expenses presented an annual evolution (12M17 x 12M18) below the inflation adjustments. In the quarterly comparisons, the increments reflect, in addition to the effects of the collective bargaining already mentioned, the increase of expenses on Profit Sharing (PLR), which increased 16.7% in relation to 3Q18 and 32.5% in relation to 4Q17, as a result of the increase of net income.

In the quarter, the increase in the number of employees is related to the sales force increase of our branch network, highlighting the new payroll acquisitions and the strengthening of the commercial area of agribusiness products, in addition to the increment of customized services of our sector of high income.

Administrative Expenses – in relation to the 4Q17, the expenses showed a good performance, especially considering inflation in the period. Highlighting the decrease in expenses on asset maintenance, communication and security and surveillance, that reflects the adjustments made, as well as the synergies of the acquisition of HSBC Brasil and the strategy for optimization of customer service aspects. The increase in expenses in the periods derives from the greater volume of businesses and services and higher expenses with advertising and marketing, related to the institutional positioning and more investments in technology, which impact the expenses of depreciation and amortization.

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Additional Information

Operating Coverage Ratio [1]

%
75.3
74.3
75.9
77.8
78.8
80.3
80.5
80.5
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q

(1) Fee and Commission Income / Personnel and Administrative Expenses (acumulated for 12 months).

The coverage ratio is still at a high level, with 80.5% in the 4Q18. The improvement presented in the graph above shows the benefits captured by PDVE, the revenue gained from the synergy arising from the merger of HSBC Brasil and the strategy of costs optimization and of the points of service, in addition to the contributions from the revenue from fee and commission income, which have been registering the positive results of the process of segmentation of clients and the efficiency obtained in the management and offer of products and services.

Other Operating Expenses, Net of Income

R$ million	4Q18	3Q18	4Q17	12M18	12M17	Variation% 4Q18 x 3Q18	Variation% 4Q18 x 4Q17	Variation% 12M18 x 12M17
Expenses with Marketing of Cards	(609)	(520)	(601)	(2,377)	(2,155)	17.1	1.3	10.3
Civil and Tax Contingencies	(742)	(332)	(342)	(1,639)	(283)	123.5	117.0	479.2
Claims	(102)	(89)	(101)	(359)	(396)	14.6	1.0	(9.3)
Amortization - Payroll [1]	(300)	(278)	(255)	(1,117)	(1,001)	7.9	17.6	11.6
Other	(858)	(900)	(624)	(3,399)	(3,558)	(4.7)	37.5	(4.5)
Total	**(2,611)**	**(2,119)**	**(1,923)**	**(8,891)**	**(7,393)**	**23.2**	**35.8**	**20.3**

(1) As of 1Q19, these expenses will be reclassified for net interest income, as informed in the Press Release.

The expenses increase, both in the 3Q18 comparison and in relation to the 4Q17, reflects the higher expenses with marketing of cards, justified by the higher variable expenses related to the performance compensation from strategic partnership and higher provision for tax risks, in the amount of R$580 million.

Basel Ratio

The growth of capital tier ratios regarding September 2018, is related to the strong internal generation capital (net income). In addition to that, we issued subordinated perpetual debts in the amount of R$4.2 billion in 4Q18, and they were approved and authorized by the Central Bank to compose the tier I as an additional capital.

15.3%
12.0%
0.8%
11.2%
16.7%
12.5%
0.9%
11.6%
17.7%
13.4%
0.9%
12.5%
17.1%
13.1%
0.8%
12.3%
15.9%
12.4%
0.8%
11.6%
14.9%
11.4%
0.8%
10.6%
16.8%
12.2%
0.8%
11.4%
17.8%
13.7%
1.4%
12.3%
Mar17
June
Sept
Dec
Mar18 (1)
June
Sept
Dec
Total Ratio
Common Equity
Additional Capital

(1) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).

%
Changes in the Tier I Ratio in the quarter
12.2
0.8
11.4
0.8
0.4
(0.3)
13.1
0.8
12.3
0.6
13.7
1.4
12.3
Sept18
Net Income 4Q18
Asset Valuation Adjustments
Interest on Shareholders' Equity
Basel Ratio Tier I - Dec18
Issuance of Additional Capital
Dec18
Common Equity
Addition Capital

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Selected Information – History

R$ million	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17
Income Statement for the Period								
Recurring Net Income (1)	5,830	5,471	5,161	5,102	4,862	4,810	4,704	4,648
Total Net Interest Income	16,781	15,749	15,084	15,686	15,813	15,361	15,892	16,036
Gross Credit Intermediation Margin	12,339	12,323	12,127	11,690	12,129	12,119	12,517	12,781
Net Credit Intermediation Margin	8,654	8,811	8,690	7,798	6,724	7,540	7,139	7,499
Expanded ALL	(3,685)	(3,512)	(3,437)	(3,892)	(5,405)	(4,579)	(5,378)	(5,282)
Fee and Commission Income	8,384	8,072	8,119	7,831	8,062	7,822	7,496	7,430
Administrative and Personnel Expenses	(10,619)	(10,099)	(9,920)	(9,639)	(10,218)	(9,863)	(9,865)	(9,676)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	19,187	17,588	18,223	17,570	21,192	18,637	18,512	17,948
Statement of Financial Position								
Total Assets (2)	1,386,010	1,356,748	1,306,209	1,303,842	1,298,328	1,311,672	1,291,184	1,294,139
Securities	658,501	634,066	598,128	585,837	584,650	572,099	540,106	549,700
Expanded Loans Portfolio	531,615	523,431	515,635	486,645	492,931	486,864	493,566	502,714
- Individuals	194,723	186,159	182,817	177,814	175,469	172,207	172,045	171,820
- Companies	336,892	337,272	332,818	308,831	317,462	314,657	321,521	330,894
Allowance for Loan Losses (ALL)	(35,084)	(35,237)	(35,240)	(35,763)	(36,527)	(36,557)	(37,536)	(39,181)
Total Deposits	342,879	319,375	299,604	271,391	265,278	259,577	260,120	235,432
Technical Provisions	258,755	254,653	252,072	251,231	246,653	239,287	233,640	229,433
Shareholders' Equity	121,121	115,670	113,039	113,776	110,457	110,301	106,807	104,558
Assets under Management	2,138,932	2,089,070	2,014,113	2,003,948	1,987,487	1,991,708	1,917,827	1,943,687
Performance Indicators (%)								
Recurring Net Income per Share - R$ (3) (4)	3.22	3.08	2.98	2.91	2.84	2.77	2.72	2.64
Book Value per Common and Preferred Share - R$ (4)	18.10	17.28	16.89	17.00	16.50	16.48	15.96	15.62
Annualized Return on Average Equity (5) (6)	19.0	18.7	18.5	18.6	18.1	18.1	18.2	18.3
Annualized Return on Average Assets (6)	1.6	1.6	1.6	1.6	1.5	1.5	1.4	1.4
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	6.2	6.3	6.4	6.6	6.7	6.9	7.2	7.4
Fixed Asset Ratio (7)	36.3	38.0	44.9	43.1	43.4	38.9	39.6	42.3
Combined Ratio - Insurance (8)	80.8	84.1	84.8	85.3	86.1	86.2	86.6	85.2
Efficiency Ratio (ER) - New Calculation (3) (11)	50.9	50.6	50.6	50.3	50.0	50.0	49.7	49.2
Efficiency Ratio (ER) - Previous Calculation (3) (12)	40.7	40.8	41.0	40.9	40.8	40.7	40.6	40.0
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	80.5	80.5	80.3	78.8	77.8	75.9	74.3	75.3
Market Capitalization - R$ million (9)	242,606	182,110	171,604	237,219	200,521	208,250	169,618	178,208
Loan Portfolio Quality (Bacen) - %								
ALL / Loan Portfolio	8.6	8.8	9.0	9.6	9.9	9.9	10.0	10.3
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.3	4.4	4.8	5.4	5.6	5.7	6.0	6.7
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.5	3.6	3.9	4.4	4.7	4.8	4.9	5.6
Coverage Ratio (> 90 days (10))	245.3	243.4	230.0	219.3	211.4	207.7	202.5	182.1
Coverage Ratio (> 60 days (10))	201.6	200.9	189.4	179.7	175.0	174.6	167.0	154.0
Operating Limits %								
Basel Ratio - Total (7)	17.8	16.8	14.9	15.9	17.1	17.7	16.7	15.3
Tier I Capital	13.7	12.2	11.4	12.4	13.1	13.4	12.5	12.0
- Common Equity	12.3	11.4	10.6	11.6	12.3	12.5	11.6	11.2
- Additional Capital	1.4	0.8	0.8	0.8	0.8	0.9	0.9	0.8
Tier II Capital	4.2	4.5	3.5	3.5	4.0	4.3	4.2	3.3

(1) According to the non-recurring events described on page 5 of this Economic and Financial Analysis Report;
(2) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in "Complete Financial Statements" of this report;
(3) In the last 12 months;
(4) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(5) Excluding adjustments of Equity Evaluation recorded under Shareholders' Equity;
(6) Year-to-Date Recurring Net Income;
(7) Index calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 (Prudential Conglomerate) and No. 4,193/13 (Basel III);
(8) Excludes additional reserves;
(9) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day;
(10) Overdue loans;
(11) New ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and
(12) Previous ER calculation = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Income of Affiliated Companies + Other Operating Income – Other Operating Expenses).

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Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial[1] *vs.* Recurring[3]

4Q18 x 3Q18

R$ million	Fourth Quarter of 2018				Third Quarter of 2018			
	Managerial Income Statement [1]	Reclassifications [2]	Non-Recurring Events	Recurring Income Statement [3]	Managerial Income Statement [1]	Reclassifications [2]	Non-Recurring Events	Recurring Income Statement [3]
Net Interest Income	**19,942**	**(3,161)**	-	**16,781**	**16,390**	**(641)**	-	**15,749**
Expanded ALL	(4,495)	810	-	(3,685)	(4,857)	1,345	-	(3,512)
Gross Income from Financial Intermediation	**15,447**	**(2,351)**	-	**13,096**	**11,533**	**704**	-	**12,237**
Income from Insurance, Pension Plans and Capitalization Bonds	2,642	-	(523)	2,119	1,999	-	-	1,999
Fee and Commission Income	8,369	15	-	8,384	8,050	22	-	8,072
Personnel Expenses	(5,224)	-	-	(5,224)	(5,006)	-	-	(5,006)
Other Administrative Expenses	(5,395)	-	-	(5,395)	(5,093)	-	-	(5,093)
Tax Expenses	(2,013)	169		(1,844)	(1,965)	192	69	(1,704)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	79	-	-	79	41	-	-	41
Other Operating Income / Expenses	(4,193)	352	1,230	(2,611)	(3,104)	542	443	(2,119)
Operating Income	**9,712**	**(1,815)**	**707**	**8,604**	**6,455**	**1,460**	**512**	**8,427**
Non-Operating Income	(227)	267	(18)	22	(332)	306	9	(17)
Income Tax / Social Contribution and Non-controlling Interest	(4,405)	1,548	61	(2,796)	(1,114)	(1,766)	(59)	(2,939)
Net Income	**5,080**	-	**750**	**5,830**	**5,009**	-	**462**	**5,471**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;
(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,724 million in 4Q18 and R$1,584 million in 3Q18; and
(3) It refers to Managerial Statement of Income[1] with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

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Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial[1] *vs.* Recurring[3]

2018 x 2017

R$ million	Exercise 2018				Exercise 2017			
	Managerial Income Statement [1]	Reclassifications [2]	Non-Recurring Events	Recurring Income Statement [3]	Managerial Income Statement [1]	Reclassifications [2]	Non-Recurring Events	Recurring Income Statement [3]
Net Interest Income	**63,184**	**116**	**-**	**63,300**	**67,924**	**(4,822)**	**-**	**63,102**
Expanded ALL	(18,320)	3,794	-	(14,526)	(25,210)	4,566	-	(20,644)
Gross Income from Financial Intermediation	**44,864**	**3,910**	**-**	**48,774**	**42,714**	**(256)**	**-**	**42,458**
Income from Insurance, Pension Plans and Capitalization Bonds	8,361	-	(523)	7,838	6,792	-	-	6,792
Fee and Commission Income	32,325	81	-	32,406	30,862	(52)	-	30,810
Personnel Expenses	(19,986)	-	-	(19,986)	(21,807)	-	2,307	(19,500)
Other Administrative Expenses	(20,291)	-	-	(20,291)	(20,132)	(20)	30	(20,122)
Tax Expenses	(6,695)	(574)	69	(7,200)	(6,495)	(593)	144	(6,944)
Equity in the earnings (losses) of unconsolidated and jointly controlled	195	-	-	195	192	-	-	192
Other Operating Income / Expenses	(13,212)	1,340	2,981	(8,891)	(10,678)	530	2,754	(7,393)
Operating Income	**25,561**	**4,757**	**2,527**	**32,845**	**21,448**	**(391)**	**5,235**	**26,293**
Non-Operating Income	(894)	882	(9)	(21)	(478)	522	(171)	(127)
Income Tax / Social Contribution and Non-controlling Interest	(5,582)	(5,639)	(39)	(11,260)	(6,311)	(131)	(699)	(7,142)
Net Income	**19,085**	**-**	**2,479**	**21,564**	**14,659**	**-**	**4,365**	**19,024**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;

(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$7,027 million in 12M18 and R$619 million in 12M17; and

(3) It refers to Managerial Statement of Income[1] with the reclassifications between lines, which do not affect the Net Income, and without non-recurring events of the period.

Banco Bradesco S.A. 33

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Balance Sheet[(1)] – Consolidated

R$ million	Dec18	Sept18	Dec17	Variation % Dec18 x Sept18	Variation % Dec18 x Dec17
Assets					
Current and Long-Term Assets	**1,356,727**	**1,328,701**	**1,267,893**	**2.1**	**7.0**
Funds available	19,869	15,586	15,224	27.5	30.5
Interbank Investments	104,044	112,073	154,270	(7.2)	(32.6)
Securities and Derivative Financial Instruments	658,501	634,066	584,650	3.9	12.6
Interbank and Interdepartmental Accounts	89,026	81,681	68,197	9.0	30.5
Loan and Leasing Operations	344,467	346,932	324,439	(0.7)	6.2
Allowance for Loan Losses (ALL)	(35,084)	(35,237)	(36,527)	(0.4)	(4.0)
Other Receivables and Assets	175,904	173,600	157,640	1.3	11.6
Permanent Assets	**29,283**	**28,047**	**30,435**	**4.4**	**(3.8)**
Investments	2,192	2,192	2,182	-	0.5
Premises and Equipment and Leased Assets	8,382	7,655	7,949	9.5	5.4
Intangible Assets	18,709	18,200	20,304	2.8	(7.9)
Total	**1,386,010**	**1,356,748**	**1,298,328**	**2.2**	**6.8**
Liabilities					
Current and Long-Term Liabilities	**1,262,743**	**1,238,980**	**1,185,764**	**1.9**	**6.5**
Deposits	342,879	319,375	265,278	7.4	29.3
Securities sold under agreements to repurchase	281,897	285,414	313,562	(1.2)	(10.1)
Funds from Issuance of Securities	147,721	148,927	135,011	(0.8)	9.4
Interbank and Interdepartmental Accounts	26,332	23,761	30,034	10.8	(12.3)
Borrowings and Onlendings	56,659	57,307	51,669	(1.1)	9.7
Derivative Financial Instruments	15,993	15,519	14,084	3.1	13.6
Technical provisions for insurance, pension plans and capitalization bonds	258,755	254,653	246,653	1.6	4.9
Other liabilities	132,507	134,024	129,473	(1.1)	2.3
Deferred Income	**380**	**386**	**410**	**(1.6)**	**(7.3)**
Non-controlling Interest in Subsidiaries	**1,766**	**1,712**	**1,697**	**3.2**	**4.1**
Shareholders' Equity	**121,121**	**115,670**	**110,457**	**4.7**	**9.7**
Total	**1,386,010**	**1,356,748**	**1,298,328**	**2.2**	**6.8**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report.

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Return to Shareholders

Main Indicators

Price/Earnings Ratio [1]: Indicates the possible number of years which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Earnings Ratio (P/E ratio) [1]

10.1
9.3
11.2
10.5
12.2
8.6
8.8
11.3
Mar17
June
Sept
Dec
Mar18
June
Sept
Dec

Price to Book Ratio: Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.

Price to Book Ratio (P/B ratio)

1.7
1.6
1.9
1.8
2.1
1.5
1.6
2.0
Mar17
June
Sept
Dec
Mar18
June
Sept
Dec

Dividend Yield [2] [3]: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

Dividend Yield [2] [3] - %

4.1
3.7
3.5
3.7
3.5
4.3
4.1
3.0
1Q17
2Q
3Q
4Q
1Q18
2Q
3Q
4Q

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity

35.7%
35.3%
37.0%
48.7%
51.7%
40.3%
31.5%
31.5%
32.2%
41.4%
44.0%
34.2%
R$ million
4,078
5,055
6,035
6,976
7,204
7,299
12M13
12M14
12M15
12M16
12M17
12M18
Dividends/Interest on Shareholders' Equity
Net Payout (1) - 12 months
Gross Payout (1) - 12 months

(1) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Bradesco Shares

Buy
84.6%
Hold
15.4%

Bradesco Shares

Share and ADR Performance [1]

In R$ (unless otherwise stated)	4Q18	3Q18	12M18	12M17	Variation % 4Q18 x 3Q18	Variation % 12M18 x 12M17
Recurring Net Income per Share	0.87	0.82	3.22	2.84	6.6	13.4
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.23	0.22	0.88	0.87	8.0	1.3
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.26	0.24	0.97	0.96	8.0	1.3

In R$ (unless otherwise stated)	Dec18	Sept18	Dec18	Dec17	Variation % Dec18 x Sept18	Variation % Dec18 x Dec17
Book Value per Common and Preferred Share	18.10	17.28	18.10	16.50	4.7	9.7
Last Trading Day Price – Common Shares	33.85	25.75	33.85	29.15	31.5	16.1
Last Trading Day Price – Preferred Shares	38.65	28.67	38.65	30.77	34.8	25.6
Last Trading Day Price – Common share ADR (US$)	8.68	6.31	8.68	8.43	37.5	3.0
Last Trading Day Price – Preferred share ADR (US$)	9.89	7.08	9.89	9.31	39.7	6.2
Market Capitalization (R$ million) [2]	242,606	182,110	242,606	200,521	33.2	21.0

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume

R$ million
513
175
338
427
161
266
470
155
315
505
193
312
511
233
278
531
292
239
622
326
296
647
320
327
704
352
352
684
354
330
928
522
406
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and
(2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4

Base 100
532
234
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
BBDC4 (In Reais)
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad

As % of Investors (%)
Ownership of Capital (%)
0.4
9.6
90.0
Dec18
18.9
34.0
47.1
Dec18
Domiciled Abroad
Companies
Individuals

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Additional Information

Service Channels

	Dec18	Sept18	Dec17	Variation % Dec18 x Sept18	Variation % Dec18 x Dec17
Structural Information - Units					
Customer Service Points	76,173	75,804	73,474	0.5	3.7
- Branches	4,617	4,652	4,749	(0.8)	(2.8)
- PAs	3,824	3,873	3,899	(1.3)	(1.9)
- PAEs	907	916	928	(1.0)	(2.3)
- Offsite ATM Network - Bradesco	43	54	63	(20.4)	(31.7)
- Banco24Horas Network	12,697	12,143	11,050	4.6	14.9
- Bradesco Expresso (Correspondent Banks)	39,100	39,100	38,708	-	1.0
- Bradesco Financiamentos	14,912	14,993	14,002	(0.5)	6.5
- Losango	60	60	63	-	(4.8)
- Branches / Subsidiaries Abroad / Representation office	13	13	12	-	8.3
ATMs	58,099	57,898	56,849	0.3	2.2
- Onsite Network - Bradesco	34,997	35,389	35,590	(1.1)	(1.7)
- Banco24Horas Network	23,102	22,509	21,259	2.6	8.7
Employees	98,605	98,159	98,808	0.5	(0.2)
Outsourced Employees and Interns	15,013	14,990	15,064	0.2	(0.3)
Customers - In millions					
Total Customers (1)	71.2	71.2	70.2	-	1.4
Account Holders (2)	28.3	28.1	27.8	0.7	1.8
Savings Accounts	63.5	59.7	63.4	6.4	0.2
Insurance Group	52.2	52.4	53.4	(0.4)	(2.2)
- Policyholders	46.5	46.7	47.6	(0.4)	(2.3)
- Pension Plan Participants	3.0	2.9	2.9	3.4	3.4
- Capitalization Bond Customers	2.7	2.8	2.9	(3.6)	(6.9)
Bradesco Financiamentos	1.2	1.3	1.3	(7.7)	(7.7)

(1) Excludes overlap of clients; and
(2) From the 1Q18 we started considering the salary account. For the effect of comparability, the previous periods, presented in this report, have been reclassified.

Market Share of the Branches

Region	Dec18 Bradesco	Dec18 Market	Market Share	Dec17 Bradesco	Dec17 Market	Market Share
North	263	1,099	23.9%	268	1,101	24.3%
Northeast	852	3,370	25.3%	860	3,416	25.2%
Midwest	378	1,702	22.2%	391	1,703	23.0%
Southeast	2,397	10,615	22.6%	2,466	10,731	23.0%
South	727	3,805	19.1%	764	3,844	19.9%
Total	**4,617**	**20,591**	**22.4%**	**4,749**	**20,795**	**22.8%**

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Additional Information

Market Share in relation to the Market - %

	Dec18	Sept18	Dec17
Bacen			
Bank			
Demand Deposits	N/A	12.0	11.3
Savings Deposits	N/A	13.5	14.1
Time Deposits	N/A	13.1	10.8
Loans	11.5	11.3	11.0
Loans - Private Institutions	23.4	23.7	23.9
Loans - Vehicles Individuals (CDC + Leasing)	13.8	13.8	13.8
Payroll-Deductible Loans	15.0	14.7	14.1
Consortia			
Real Estate	28.6 (1)	28.1	29.5
Auto	32.4 (1)	31.3	31.8
Trucks, Tractors and Agricultural Implements	18.3 (1)	17.8	16.5
Internacional Area			
Export Market	24.1	23.9	22.4
Import Market	24.4	23.2	21.4
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	24.7 (1)	24.7	25.9
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.8 (1)	23.8	25.1
Life/Personal Accident Insurance Premiums	19.2 (1)	19.2	19.9
Auto/P&C Insurance Premiums	8.0 (1)	8.0	8.7
Auto/Optional Third-Party Liability Insurance Premiums	11.2 (1)	11.3	11.7
Health Insurance Premiums	47.4 (1)	47.3	47.8
Income from Pension Plan Contributions (excluding VGBL)	32.9 (1)	32.8	35.2
Capitalization Bond Income	29.8 (1)	29.7	29.1
Technical provisions for insurance, pension plans and capitalization bonds	25.8 (1)	26.0	26.8
Income from VGBL Premiums	24.5 (1)	24.7	26.9
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	27.5 (1)	27.7	32.4
Pension Plan Investment Portfolios (including VGBL)	27.0 (1)	27.2	28.3
Anbima			
Investment Funds and Managed Portfolios	20.5	20.5	21.5
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.6	31.4	31.1
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	18.3	18.7

(1) Reference Date: November/18; and
N/A – Not available.

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Additional Information

Ratings

Fitch Ratings

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale		National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide training to employees at every level of the Organization, from business areas to the Board of Directors.

Our risk management structure has policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes, and systems, as well as the extent of its exposure to risk. It also comprises committees, commissions and departments that support the Board of Directors and the Board of Executive Officers in decision making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee, whose role is to assure the fulfillment of the Organization's risk management processes and policies, and the Risk Committee, whose main purpose is to assess the structure of the Organization's risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and the control of risks and capital.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website at bradescori.com.br.

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Capital Management

We have a department responsible for Capital Management, subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this Governance comprises Executive Committees and Non-Statutory Committees who assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

We have a recovery plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (4,502/16), available on the Investor Relations website at bradescori.com.br.

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15, amended by CNSP Resolutions No. 360/17, and No. 368/18, sets out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 209/09, amended by Normative Resolution No. 373/15, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in November 2018 amounted to R$11.5 billion.

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Basel Ratio

The table below shows the historical composition of the Reference Equity, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III							
	Prudential Conglomerate							
R$ million	Dec18	Sept18	June18	Mar18	Dec17	Sept17	June17	Mar17
Calculation Basis								
Regulatory Capital	117,940	110,141	97,785	100,170	104,673	106,681	103,050	92,920
Tier I	90,322	80,344	74,794	78,206	80,085	80,889	77,322	73,123
Common Equity	81,090	75,036	69,589	73,101	75,080	75,363	71,949	67,915
Shareholders' Equity	121,121	115,670	113,039	113,776	110,457	110,301	106,807	104,558
Non-controlling/Other	170	108	108	186	69	84	39	34
Phase-in arrangements provided for Resolution No 4,192/13	(40,200)	(40,742)	(43,558)	(40,861)	(35,446)	(35,022)	(34,898)	(36,677)
Additional Capital (1)	9,232	5,308	5,205	5,105	5,005	5,526	5,374	5,207
Tier II	27,618	29,797	22,991	21,964	24,588	25,792	25,728	19,797
Subordinated Debt (according to Resolution No. 4,192/13)	22,417	23,212	16,594	16,313	16,947	17,438	16,998	10,147
Subordinated Debt (before Resolution No 4,192/13)	5,201	6,585	6,397	5,651	7,641	8,354	8,730	9,650
Risk-Weighted Assets (RWA)	**661,616**	**656,301**	**657,922**	**631,159**	**611,442**	**604,581**	**618,611**	**607,464**
Credit Risk	598,058	590,790	588,341	567,007	554,929	547,411	550,859	546,210
Operational Risk	53,151	53,151	53,510	53,510	47,605	47,605	47,222	48,157
Market Risk	10,407	12,360	16,071	10,642	8,908	9,564	20,530	13,097
Total Ratio	**17.8%**	**16.8%**	**14.9%**	**15,9%(2)**	**17.1%**	**17.7%**	**16.7%**	**15.3%**
Tier I Capital	13.7%	12.2%	11.4%	12.4%	13.1%	13.4%	12.5%	12.0%
Common Equity	12.3%	11.4%	10.6%	11.6%	12.3%	12.5%	11.6%	11.2%
Additional Capital	1.4%	0.8%	0.8%	0.8%	0.8%	0.9%	0.9%	0.8%
Tier II Capital	4.2%	4.5%	3.5%	3.5%	4.0%	4.3%	4.2%	3.3%
Subordinated Debt (according to Resolution No. 4,192/13)	3.4%	3.5%	2.5%	2.6%	2.8%	2.9%	2.7%	1.7%
Subordinated Debt (before Resolution No 4,192/13)	0.8%	1.0%	1.0%	0.9%	1.2%	1.4%	1.4%	1.6%

(1) It includes subordinated perpetual debts issued in 4Q18, in the amount of R$4.2 billion, that were approved and authorized by Central Bank; and
(2) Reduction related to the change in the schedule for applying deductions on the prudential adjustments that is now 100% in 2018 (80% in 2017).

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Corporate Governance

Our Management comprises the Board of Directors, which is composed of eight directors and its Board of Executive Officers, with no fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, according to statutory provision.

Eight Committees advise the Board, which are statutory: (i) Audit; and (ii) Remuneration; and non-statutory: (iii) Ethical Conduct; (iv) Risks; (v) Internal Controls and Compliance; (vi) Integrated Risk Management and Capital Allocation – COGIRAC; (vii) Sustainability and Diversity; and (viii) Succession and Nomination. Various executive committees assist the activities of the Board of Executive Officers, all regulated by their own set of bylaws.

The Fiscal Council, a permanent supervisory body, comprises five effective members and their respective alternates. The preferred shareholders and non-controlling shareholders, holders of common shares are responsible for choosing two effective members and their respective alternates. Besides the Fiscal Council and the Audit Committee, we are submitted to Internal Audit which reports to the Board of Directors.

In 2001, we adhered voluntarily to Tier 1 of Corporate Governance of B3 and, in 2011, to the Code of Self-Regulation and Good Practices for Publicly-Held Companies – ABRASCA. Further information is available on Bradesco's Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance and Ethics

The Compliance and Integrity Programs include our managers, employees, suppliers, service providers, subsidiaries and companies that are part of the Bradesco Organization in their daily interactions and decisions, eliciting our high standards of conduct and ethics principles.

These principles are supported by policies, standards, procedures, training programs for professionals and controls, and seek to promptly detect any actions considered as violations of the Codes of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

These control mechanisms are objects of evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices and are supported by Committees subordinated to the Board of Directors, such as Ethical Conduct, and Internal Controls and Compliance.

Investor Relations area – IR

Committed to transparency, democratization of information, punctuality and the pursuit of the best practices, the Investor Relations area transmits information, prospects and strategies for the financial community.

In this respect, in the fourth quarter of 2018, 69 events were promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 567 investors. Two teleconferences addressing the results were also held, with the participation of 444 people, in total.

In the period, Bradesco APIMEC Meetings took place in the cities of Brasília, Porto Alegre and Belo Horizonte, as well as the fifth edition of the Insurance Day, that took place at Bradesco Seguros' headquarters. In total, 368 people participated.

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Sustainability

We seek to include sustainability in our business with the aim of increasing our capacity to thrive in the long term in a competitive and dynamic business environment. The perception that we are moving towards a transition to a new economy, more aligned with the developmental challenges that we face, leads us to incorporate social and environmental aspects in the management of risks and opportunities, in order to ensure positive results and the generation of shared value.

Our commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders, through adherence to incorporate initiatives and voluntary commitments, such as: UNEP FI (United Nations Environment Programme Finance Initiative), Global Compact Initiatives, Goals of Sustainable Development (ODS), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Businesses for the Climate (EPC), Women's Empowerment Principles – e WEPs, CEBDS (Brazilian Business Center for Sustainable Development), Task force on Climate-related Financial Disclosures (TCFD), among others.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee, coordinated by the Chairman of the Board of Directors and with the participation of the Chief Executive Officer, as well as members of the Board of Directors and of the Board of Executive Officers.

Our performance is recognized in the external assessments of the main indexes and ratings of sustainability, such as: Dow Jones Sustainability Indices (DJSI) in the World and Emerging Markets portfolios, of the New York Stock Exchange, the Corporate Sustainability Index (ISE) and the Carbon Efficient Index (ICO2), both of B3.

Principles for Banking Responsibility, of UNEP FI

We are the only financial institution in Brazil among the founders of the Principles for Banking Responsibility with UNEP FI. The purpose of the initiative is to create guidelines that strengthen the support from banks in achieving the Goals of Sustainable Development and the Paris Agreement on climate change. The final version of the Principles will be published in the second semester of 2019.

Social Actions

Fundação Bradesco

With a broad social and educational program in place for 62 years, Fundação Bradesco operates 40 schools across Brazil. In 2018, a budget of R$606.908 million benefited 94,256 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, the students enrolled in the Basic Education system, numbering around 42 thousand, also receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), it benefited more than 780 thousand students through the e-learning portal "*Escola Virtual*" (Virtual School). These students concluded at least one of the various courses offered in the program and another 9,035 students benefited from projects and initiatives carried out in partnership with the *Educa+Ação*, and from courses and educational and information technology lectures.

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     Independent Reasonable Assurance Report on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To

Shareholders and Board of Directors of Banco Bradesco S.A.

Osasco – SP

We were contracted by Banco Bradesco S.A. ("Bradesco") to present a report on the consolidated supplementary financial information of Banco Bradesco as of December 31, 2018 and for the period then ended, in the form of reasonable assurance conclusion based on our work, described in this report, the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information".

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the consolidated supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the consolidated supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the consolidated supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the consolidated supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the consolidated supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of consolidated supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco’s internal control over the preparation and presentation of the consolidated supplementary accounting information. Our engagement also includes the assessment of the  reasonableness of the consolidated supplementary accounting information, the appropriateness of the criteria applied by Bradesco in the preparation of such information included in the consolidated supplementary accounting information and the procedures and estimates used  by Bradesco in the overall presentation of the consolidated supplementary accounting information. The reasonable assurance level is less than an audit.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed in the Report on Economic and Financial Analysis as of December 31, 2018 and for the period then ended has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements as of December 31, 2018 and the accounting information adjusted to criteria described in Note 4 of such consolidated financial statements, in order to facilitate additional analyzes, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the consolidated supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the consolidated supplementary accounting information” paragraph.

Osasco, January 30,2019

KPMG Auditores Independentes

CRC 2SP028567/O-1 F-SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

(This page has been left blank intentionally).

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Message to Shareholders

Dear shareholders,

We want to be the first option Bank of our customers, providing solutions and services in accordance with their different profiles. For this reason, we have experienced a fast advance in the transformation of the Organization, started being more than a products Bank, turning into a relationship Bank, uniting tradition with what is most modern to provide the customers a range of facilities supplying their needs.

In this deep and constant change pace, our resilience proves the strength of the adopted strategic planning and business model. The year 2018 was challenging, but with the dedication of our teams, we have achieved the proposed goals.

The year 2019, in an economic scenario undergoing transformation, it should not be different. During our entire trajectory, we are confident in Brazil's potential and in its people's capacity, seeking always to contribute for the economic and social growth of the Country.

Aligned to our commitment with transparency and the democratization of information, we present in a detailed way the main achievements and results recorded in 2018.

To our shareholders and clients, we are thankful for their support, trust and preference with which they have distinguished us.

Enjoy reading!

Cidade de Deus, January 30, 2019

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

50    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Management Report

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on December 31, 2018, in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

 1. 2018 Highlights

New Chief Executive Officer: appointed by the Board of Directors, Octavio de Lazari Junior took office in March. In the Organization, since 1978, he built his career going through various areas and taking control of different responsibilities. Formerly, held the position of Executive Vice-President of Bradesco and Chief Executive Officer of Grupo Bradesco Seguros (Insurance Group).

New partnership: in October, we performed a strategic partnership with RCB Investimentos S.A., one of the main credit management and recovery companies in Brazil, upon the acquisition of 65% of its shares. The business strengthens our prominent position in the financial system, as the largest in terms of credit recovery volume, and further increases the processes' efficiency and active participation in the market of the acquisition of credits for recovery.

Digital Maturity: Bradesco has led the Digital Maturity Index, made by consultancy firm McKinsey & Company, as one of the most advanced financial institutions in digital transformation.

Lowest Delinquency Ratio: decrease of over 1.2 p.p. in 2018.

Recurring Net Income: with the net income of 2018, we reached an annualized return over the average Shareholders’ Equity (ROAE) of 19.0%. Profit growth reflects the good performance of the operating incomes, driven by the good performance of the net interest income and the behavior of the ALL expenses (Expanded), and the positive performance of fee and commission income and insurance, pension plans and capitalization bonds results.

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2. Economic Commentary

The uncertainties of the economic agents increased volatility in the global and domestic financial markets in 2018. Themes such as commercial discussions, standardization of the US monetary policy and geopolitical risks were on the radar, affecting the prices of assets of emerging countries. Brazil, despite the good foundations of its external accounts, was influenced by this adverse international environment. Even though the annual expansion of the Brazilian economy has remained on a very close level to the one observed in 2017, the recovery was more disseminated, both sector and regional based.

Looking ahead, the Country is in a cyclic position favorable to the faster growth pace, including more beneficial financial conditions. Inflation and interest at a lower level, unleveraged families and companies, low levels of delinquency ratios and space for the demand expansion are favorable vectors for a more intense growth in 2019, which may be boosted at the recovery of the structural reform agenda, with positive impacts over the confidence of businessmen and consumers.

We evaluated that there are indicators to boost employment, income, credit and investments, as the maintenance of the credible and sustainable economic policies should avoid inflationary pressures originating from this recovery. It is fundamental, therefore, for Brazil to advance in its agenda, comprising macro and microeconomic aspects, preparing for an international environment that should remain challenging in the coming quarters.

3. Strategic Focus

We are constantly evolving to monitor and overcome the challenges of an economy that shows signs of recovery and opportunities that reveal themselves in new scenarios. We believe in people and use innovation to boost transformations, anticipate changes and go beyond our customers' expectations. These aspects are inserted in the strategy and in the Organization's vision of the future, based on four pillars:

a) sustainable growth with profitability;

b) relationship with clients;

c) efficiency and innovation; and

d) human capital.

In this context, relied on ethical values, respect and transparency, Bradesco Organization intends to deepen the relationship and to generate long-term value, including with non-account holders, capturing its potential and stimulating synergy between the diverse Organization businesses, combining banking activities and insurances of a segmented service framework, capable of offering a wide portfolio of products and services aligned with the needs of each client.

Our position allows us to providing services to all publics, directing them to the most convenient channels, by a Network installed in every region of Brazil. In a context of digital transformation, we seek to offer the customers innovating service models, making the user experience even more practical, quick and safe.

For Individuals, we adopted a sub-segmented strategy, seeking to strengthen the relationship with the client, delivering specific solutions according to profile and life cycle, providing a customized experienced in all relationship channels. For the high-income customer, the implantation of consulting platforms for investments represented an important step towards quality and service improvement, enabling a more consistent and assertive support, aligned to their needs.

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For legal entities, the Bank offers the best options for the conduction of business, with more appropriate service offers and financial solutions to their needs and compatible profitability for each segment.

In the area of Insurance, we seek to increase the business opportunities from Bradesco's client portfolio, as well as exploring the growth potential in the Brazilian market, given the still weak consumption indexes of these products by the population in general. We want to have the best and most complete Protection offer for the clients, notwithstanding the moment in life, keeping an advisory dialogue to understand their needs and direct products assertively.

The most effective management for expenses and income also has a distinctive role, contributing with actions and projects aimed at the optimization in the use of the channels, reduction of supplying cost and constant search for increased efficiency.

We highlight, lastly, the importance of people management for the implementation of the corporate strategy of Bradesco Organization, that directs and orients their leaderships for a modern conduct aligned to the new employment market needs, with the objective of ensuring diversified results, a solid balance sheet and consistent profitability.

4. Sustainability for Bradesco

Sustainability is present in the way we conduct our business and, also, in our commitment to foster the development of the Country. We seek continuous growth, but respect the audiences with which we interact, the communities where we are present and the environment.

The perception that we are moving towards a transition to a new economy, with opportunities and developmental challenges, leads us to increasingly incorporate social and environmental aspects in the corporate management, in order to ensure sustainability and the long-term success of the Organization.

To contribute with the global agenda and promote sustainable business, we support voluntary commitments and participate in many environmental initiatives. We highlight some projects and acknowledgements:

  Principles for Banking Responsibility – we are the only Brazilian Bank in the group of 28 banks, from five continents, that is developing the Principles, led by the United Nations Environment Programme Finance Initiative - UNEP FI. The project seeks to accelerate the contribution of the sector for the Goals of Sustainable Development (ODS) and for the Paris Climate Agreement;
  Task force on climate-related financial disclosure (TCFD) – in 2018, Bradesco has participated, along with 15 banks, in the project to develop methods and tools to measure the risks and opportunities related to climate changes in the banking loan portfolio;
  Bloomberg Gender-Equality Index - for the first time, Bradesco integrates the index which evaluates human resources practices, companies' support to community development and product and service offers with gender awareness;
  Dow Jones Sustainability Indices – DJSI, for the 13rd time, Bradesco was selected to integrate the Dow Jones Sustainability Indices, of the New York Stock Exchange, holding the best position among Brazilian banks; and

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  Other Indexes and Ratings – we were selected, for the 14th consecutive year, to compose the Corporate Sustainability Index (ISE) of B3 – Brasil, Bolsa, Balcão. Also, we integrated Vigeo Eires – Emerging Market Performers Ranking, FTSE4Good and MSCI.

5. Value generation

Results for the year

Bradesco’s book Net Income reached R$ 19.085 billion in 2018, equivalent to R$ 2.85 per share, and with a profitability of 16.8% over the average Shareholders’ Equity. The annualized return on Average Total Assets was 1.5%.

In terms of Interest on Own Capital, in gross values, we directed R$ 7.299 billion to the shareholders, paid on a monthly, intermediary and supplementary basis, computed in the calculations of mandatory dividends. Thus, R$ 1.15 (R$ 0.98 net of Income Tax withheld at the source), which includes an additional 10.0% for every preferred share, and R$ 1.04 (R$ 0.88 net of Income Tax withheld at the source) for every common share. Distributed interest represents 38.2% (net of Income Tax withheld at the source 32.5%) of the year’s adjusted income.

Throughout the twelve months of the year, the taxes and contributions that include pensions, paid or provisioned, reached R$ 29.357 billion, of which R$ 14.263 billion is related to taxes withheld and collected from third parties, and R$ 15.094 billion calculated based on the activities developed by the Bradesco Organization, corresponding to 79.1% of the Net Income.

Capital, reserves and subordinated debt

With relation to Banco Bradesco, at the close of the fiscal year, we highlight:

R$ 67.100	billion totaled the Capital Stock subscribed and paid in;
R$ 54.021	billion totaled the Equity Reserves; and
R$ 121.121

billion was the Shareholders’ Equity with a growth of 9.7% in the year. In relation to Consolidated Assets, that amount to R$ 1.287 trillion, the Managed Shareholders’ Equity was equivalent to 9.5%. The Net Asset Value per share was of R$ 18.10.

The Basel Ratio was of 17.8%, which is therefore higher than the minimum of 11.0% regulated by Resolution No. 4,193/13, of the National Monetary Council, according to the Basel Committee. Regarding the Reference Equity, the immobilization index reached 36.3% in the Prudential Consolidation, falling under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

Subordinated Loans amounted to, at the end of the fiscal year, R$ 53.643 billion (Abroad, R$ 13.641 billion and in Brazil, R$ 40.002 billion), of which R$ 36.850 billion were considered eligible as regulatory capital, and included in the calculation of indexes recorded in the previous paragraph.

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We highlight below a summary of our financial information:

R$ million	Dec18
Statement of Financial Position - Selected Data	
Securities	563,493
Available-for-Sale	223,250
Trading	246,467
Held-to-maturity [(1)]	93,776
Expanded Loans Portfolio [(2)]	531,615
Assets under Management	2,043,876
Funds Raised	897,577
Total Deposits	342,299
Time Deposits	195,399
Savings Deposits	111,171
Demand Deposits	35,318
Interbank Deposits	411
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	258,755
Subordinated Debt	53,643
Brazil	40,002
Overseas	13,641
Funds from Issuance of Securities	147,721
Brazil	143,628
Overseas	4,092
Tax Payments and Collection and Related Charges	643
Working Capital	91,920
Borrowings and Onlendings	54,851
Brazil	25,170
Overseas	29,681
Exchange Portfolio	5,554
Securities sold under agreements to repurchase	190,912
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days [(3)] / Loan Portfolio) - %	3.5

(1) The Bank declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities", as provided by Article 8 of the Brazilian Central Bank Circular Letter No. 3,068/01. During 2018, there were no sales and there were reclassifications of securities classified for this category;
(2) Besides the Loan portfolio – Brazilian Central Bank (Bacen) concept includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit; and
(3) Overdue loans.

Capital management

The structure of capital management is composed of Committees that advise the Board of Directors and the Board of Executive Officers in making decisions. It adopts a forward-looking vision, which aims to anticipate possible changes in market conditions. The sufficiency assessment of capital is conducted in order to ensure that the Organization maintains adequate levels of capital to support and assist the development of its activities and to address the risks incurred, taking into account the strategic defined objectives.

6. Loan operations

We continuously monitor the portfolios and keep our policy up to date and in line with the current economic situation. We are expanding and diversifying supply in various channels of distribution, especially,

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complemented by the Branch Network and the Banking Correspondents. Our capillarity allows the achievement of loans and direct financing or in strategic partnerships with the various business chains.

The consumer credit is one of the modalities with larger representativity in the Bank's portfolio, contributing to the growth of many production chains among small, medium and large businesses. Highlighted in the portfolio are personal loans, payroll-deductible loans, real estate financing and credit cards.

The supply of working capital items, advances on receivables and financing of goods focused on small and midsized companies enables the growth of the economic activity and the consequent creation of jobs, thus creating a virtuous circle between investment credit and consumption credit.

Bradesco Corporate is highlighted as leader in assets in Brazilian Market for large and midsized companies, on the concept of expanded portfolio, with complete solutions for different sizes, needs and corporate sector.

We are the largest private Bank in assets on agrobusiness, with offering of solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country. Further information can be obtained at the website bradescoagronegocio.com.br.

We were first place in the ranking of real estate loans in 2018, considering the financing lines with funds from savings accounts. The leadership is due to our strong commitment in meeting the demands of the construction sector and the acquisition of real estates by the final borrowers, we improved, constantly, our procedures for granting loans for the different channels of origination to make them more agile and practical for the clients. We occupy a leading position in this operating segment.

Bradesco is leader in transfer of BNDES (National Bank for Social and Economic Development) funds and maintained this important position by reaching a total disbursement of R$ 6.273 billion, equivalent to 18.0% of the Market Share, maintaining a focus on releases to micro, small, and medium companies, which absorbed R$ 5.431 billion, or 18.8% of the Market Share.

Below is the balance of the main portfolios:

R$ 531.615

billion, at year-end, on consolidated loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;

R$ 34.983

billion was the consolidated balance of provision for doubtful debtors, considering an additional provision of R$ 6.881 billion, calculated based on the models of provisioning, which are based on statistical models that capture historical, actuarial and prospective data;

R$ 130.353	billion in operations intended to consumption credit;
R$ 50.932	billion in Payroll-Deductible Loans at the close of 2018, with 8,903,348 active contracts;
R$ 61.284	billion in the Real Estate Credit portfolio, whereby R$ 38.284 billion was intended for the Individuals and R$ 23.000 billion for the Legal Entities, totaling 192,659 units financed;
R$ 20.323	billion in applications on agrobusiness in the end of the fiscal year; and
R$ 18.471	billion amounted to the balance of transfer portfolios, with 189,655 contracts registered.

Credit policy and portfolio quality

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The credit policy allows diversified business transactions to be made in a quick, pulverized, by appropriate collateral and intended for people and legitimate companies and of proven solvency. Thus, we seek to ensure the adequate profitability and liquidity of invested assets, using specialized systems for Credit Scoring, that back of the decision-making process with specific standards of safety and assertiveness in the environment of the Branches.

The loan portfolio registered improvements in 2018, mainly due to the constant improvement of the models and policies of concession and monitoring, as well as the option for more secure credit modalities, such as consigned credit and housing credit.

Loan recovery

In 2018, we further strengthened our loan recovery actions, seeking to decrease the delinquency ratios and, at the same time, keep the relationship with our clients.

With the constant update of statistical models and analytical strategies, we segment the delinquent clients according to levels of risk and propensity to pay, maximizing return in the recovery.

The investment in technology keeps expanding our communication channels, allowing operation through Digital means, Network of Branches, Call Centers and Friendly and Judicial Collection Offices. Also, specialized regional teams tailor their operations on the most significant cases, fulfilling the cycle with our Committees and Recovery Commissions.

R$ 7.147 billion in loans were recovered, 1.6% higher than in the previous year.

7. Bradesco's Shares

Bradesco's Shares, with a high level of liquidity, remained present in all the trading sessions of B3 – Brasil, Bolsa, Balcão. They represented 10.4% of the Bovespa Index at the end of 2018. They are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Tier 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

The performance of the preferred shares in 2018 (BBDC4) was of 27.1% and of the common shares (BBDC3) was of 19.4%, higher than the Bovespa Index, that reached 12.8% in the year. Bradesco’s securities also took part in other important indexes, such as the Special Tag-Along Stock Index, (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100).

Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, environmental ethics and responsibility.

As minimum mandatory dividends shareholders are entitled to 30% of the adjusted net income, in addition to the Tag Along of 100% for the common shares and 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

R$ 127.966	billion was the amount negotiated in Bradesco’s Shares on B3 during the year, composed of 553.379 million common shares and 3.352 billion preferred shares.
US$ 27.815	billion were negotiated as ADRs, in the North American market (New York Stock Exchange – NYSE), equivalent to 2.747 million common shares and 3.103 billion preferred shares.
EUR 409.419	thousand were negotiated as DRs, on the European market (Latibex), equivalent to 55.827 thousand preferred shares.

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8. Technology and innovation

We have the commitment of supplying the client with a full and ever improving experience, being a financial service platform that connects in a quick, fluid and safe way to people's pathways. Accordingly, we constantly invest in technology and innovation, transform the way of doing business and customize our relationship to meet the generations diversity, social and cultural groups that compose our clients and users base.

For this purpose, it is necessary to have protagonism and an intense search for new solutions. Thus, we quicken the innovation process with development, prototyping and tests. We have, as an example: the advances in the creation of several Blockchain projects; and the Mei.Bradesco Portal, a pioneer implementation of Open Banking concepts, offering a set of solutions and consulting services in business management for individual micro entrepreneurs, in partnership with inovabra habitat startups. The sector, with approximately 22 million people, shows significative potential for the generation of processes, allowing Bradesco to distribute owned and third-party financial and non-financial products and services through a solid environment.

The faster delivery of products and services is a market differential and was our main motivation to widen the use of agile methods in the development of solutions, making it possible to offer many new functionalities and improvements, like the balance check, limits and statement via WhatsApp, the Bradesco Keyboard (Teclado Bradesco) and Next, which allow to perform transactions in this app and on Social Networks, in addition to the launch of the free plans “Next na faixa” and “Next para Universitários”.

We count with a robust infrastructure, which, during the period, we enhanced to support the Organization's growth, thus, we boosted the processing capacities of the environment central in 6%, data storage in 29%, invested in the technological update and network connectivity of the 3 data centers, aiming for an increase in energy efficiency, availability and resilience and expanded the data communication network capacity of the Branches and the PAs (Service Branches), in addition to improving the corporate network speed in 16%.

In order to unite physical and digital to ensure efficiency, autonomy and fluidity to employees, we have launched Bradesco Link, an application that is available in the palm of the manager’s hand and provides CRM data for relationship and the possibility of updating client registries via document digitalization with the cell phone camera, among other functions. There are already 40,000 operational corporate devices, which allows for a greater agility in contacting clients.

R$ 6.088 billion were invested in information technology in 2018.

We emphasize, still:

BIA – Bradesco Artificial Intelligence, available for clients and employees, relates to people, answers questions about 83 products and services and helps in transactions. In 2018, which recorded 73.2 million interactions, started providing services on WhatsApp and, unprecedentedly in Brazil, we integrated it to Google Assistente (Google Assistant). Bradesco was pioneer in the Country in the use of IBM's cognitive computing platform, Watson, with such coverage and in Portuguese, being still, the largest implementation of Watson in a bank in the entire world;

Digital portfolios for every smartphone – we started to supply the most complete solution for cell phone payments, with the use of Apple Pay, Samsung Pay, Google Pay and QR Code. The service is one of our differentials and is aligned with the wideness and diversity of the profiles of our customers;

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Biometrics – identification via the palm of the hand for ATMs and, in an unprecedented way, by one's voice via Fone Fácil, offering more convenience and security in the authentication of the access. Now, in the pilot phase, we are testing facial recognition;

Capillarity – at the end of the fiscal year, we arrived at 10,000 ATM model machines 3,0, with a customizable screen, approaching the interface of the cell phone app, simplifying its use. Also, 2,348 machines have instant deposit with bill recycling, increasing the efficiency and availability for the client, in addition to the other 153 that offer the sale of US dollars and Euros;

IT Security – we increased the maturity ratio of the IT Security processes, putting Bradesco amongst the best companies in the world, according to the NIST methodology;

inovabra – innovation platform that fosters internal and external entrepreneurship, through connections and partnerships based on collaboration between the Bank and businesses, startups, mentors and investors, in Brazil and Abroad, to address the businesses’ challenges and sustainability. Among the environmental instruments there are: an Investment Fund in the corporate venture model, with R$ 200 million in capital; the excellence center in artificial intelligence and cognitive computing; the Lab, which was structured to quicken concept and pilot proofs, centralizing technology labs; a digital hub that promotes in-network collaboration between all participants; and an area focused on global innovation, though a collaborative space in New York and connections in London, for immersion of intern teams in behavioral, technological and international startups prospection tendencies. For more information on Bradesco's innovation environment, visit inovabra.com.br; and

inovabra habitat – co-innovation center in São Paulo, SP, that gathers more than 180 startups and 60 companies, Bradesco's corporate clients, that connect through their innovation fields to collaborate and generate business. During the year, more than 60 thousand people have visited the space.

9. Clients

The client is our reason to exist. Throughout the years, we have perfected the way to best serve them and today we move from their needs, identifying their life moment, understanding their objectives and planning, to be a part of their achievements.

We supply to every customer profile with the same level of excellency and have the scale and diversification as differentials of our acting model. We have the will to democratize the access to banking products and services, favoring the financial inclusion process, the banking process and entrepreneurship, as well as social mobility. These are values that stretch towards our non-account holders, recognizing in this public a relevant opportunity to expand business. For this, we have created an area whose role is to generate value proposition, interacting with the segments and other areas of the Bank, in several relationship dimensions, stimulating synergy amongst the Organization's businesses.

Aware to the needs of each profile and the continuous enhancement of the management, we have reorganized the service structure for the Corporate Sector. The repositioning aims to enhance client services, with prepared, high performance teams, as it optimizes corporate relationships and the structures with an increased growth capacity of the business and of the return on capital applied.

By the end of the fiscal year, our base was composed of 71.2 million clients.

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10. Service Structure

Our Service Network, with a wide and modern structure, is present in all national territory and in some locations Abroad, offering service practicality in all its acting sectors.

Digital Channels

Our Digital Channels - Internet Banking, Bradesco Celular, Autoatendimento, Fone Fácil and Social Networks -, accounted for 96% of all transactions made in Bradesco. In 2018, 13.9 million people accessed Bradesco's services through the cell phone. Convenience, practicality and security for clients, which offer various products and services, at any place and time.

Next, platform for the hyperconnected

An 100% digital banking platform, Next ended 2018 with an average of 5 thousand account openings per day and 18.4 million transactions, based on December, totalling 500 thousand accounts. Around 80% of these clients were not Bradesco's account holders, proving the attractiveness potential of a new client profile. The aim is to offer a new usage and relationship experience with the client, transforming money management into smart pathways and offering freedom for the user to make operations in the account spontaneously and integrated to their purposes. We also widened the partnership base which provides discounts for activities such as vehicle sharing services, education, food, entertainment, among others.

Digital Platforms

Currently, 6 large Digital Platforms supply the clients of the Exclusive and Prime sectors, invited or that have requested migration for the units because of their relationship profile be mainly digital. We count, still, with the Digital Branch Bradesco Private Bank.

234,180 clients serviced by the opportunity and 1,775 by the Digital Branch Private.

Accessibility

The democratization of the access and banking process is in Bradesco's Business missions. To achieve that, the Bank was pioneer in several solutions, products and services that guarantee autonomy and independence to the clients with hearing, physical, visual and intellectual impairments. Among them, we highlight: Virtual Mouse, Virtual Vision, Tutoring in Brazilian Sign Language, Braille Kit, Enlarged font, Banks’s

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WebLibras Home and, in an innovating way, withdrawal in pounds, through the Iris – Digital Brazilian Sign Language Interpreter of Bradesco.

Customer Service Points

Our service structure is present in all national territory and in some locations Abroad. In the end of the fiscal year, we registered 76,173 points, distributed according to the following:

International area

In 2018, Bradesco achieved leading position amongst the banks that operate in the exchange market. It is the first in the exports, imports and consolidated primary market ranking. It is also leader in foreign trade (Trade Finance).

We act in the main regions of Brazil through 12 specialized operational units and 18 service points located to the Corporate sector.

Abroad, we count on 3 Branches, 9 Subsidiaries and 1 representation office, in addition to an extensive corresponding bank network.

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This structure enables our outstanding position in the market, as we can see in the highlights below:

US$ 12.670 billion in Export Financing Portfolio;

US$ 1.848 billion in Import Financing Portfolio;

US$ 54.977 billion in Export Purchases, with market share of 24.1%;

US$ 42.778 billion of Import contracted, with market share of 24.4%;

US$ 139.349 billion of Financial Transactions, with market share of 12.6%; and

US$ 5.658 billion in public and private placements, of medium and long-term, in the international market.

11. Products and services

Insurances

Through Grupo Bradesco Seguros, we are one of the largest service providers of Brazil and Latin America with a path associated with financial soundness and innovation.

Our modern structure is composed of digital channels and telephone service centers, in addition to the active brokers network and Bradesco Bank Branches. Our services include solutions in the Auto Insurance, Health Insurance, Dental, Capitalization, Life Insurances, Home Insurance, Private Pension Plans and Property & Casualty.

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Cards

Our clients have the most complete means of payment solutions line of the Country, that supplies all social classes, both individuals and legal entities, including Corporate. Working with the main cards, like Elo, American Express, Visa, MasterCard, in addition to Private Labels in partnership with important companies, we offer high level value and experience. Bradesco also counts with a business card unit abroad, Bradescard México, where it keeps highlighted a partnership with the store network C&A.

R$ 189.155 billion in Credit Card transactions.

R$ 6.952 billion in Fee and Commission Income, with a growth, mainly in revenue from commissions on purchases made with Credit/Debit Cards and miscellaneous charges.

Bradesco is also well positioned in payment methods, with key market participations such as Cielo and, through Elopar, in the companies ELO Serviços (ELO card), Alelo (leading company in the food voucher sector), Livelo, CBSS (Digio) and Veloe (new company focused on road toll collection and mobility).

Consortiums

The full product portfolio is offered by Bradesco Consórcios for account-holders. The Organization keeps an integrated platform for the trading of solutions through synergy with the Network Bank Branches and the digital platform, a strategy that ensures leadership on the Real Estate, Auto and Truck sectors.

1,503,817 active quotas at year-end, with 456,686 new quotas sold.

R$ 73.508 billion in accrued value.

Financing

Acting as the Financing Institution of the Bradesco Organization, Bradesco Financiamentos offers lines of credit in the CDC – Consumer Credit and Leasing modes for the acquisition of light and heavy vehicles and motorcycles and Consigned Credit to retirees and INSS (National Institute of Social Security) pensioners and civil servants – Federal, State, and Municipal –, as well as aggregate products such as insurance.

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R$ 1.215 billion in Net Profit in the year.

R$ 45.977 billion in Consolidated Assets.

R$ 31.897 billion represented the balance of credit operations.

Investments Bank

Banco Bradesco BBI advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, corporate finance operations and the financing of projects under the modality of Project Finance.

R$ 215.989 billion was the amount of 202 investment banking transactions.

Bradesco counts, also, with the Global Markets area, responsible for the securities and for the institutional client relationship having a highly qualified team and research team covering varied sectors and open companies in São Paulo, Buenos Aires, México, New York, London and Hong Kong.

Asset Management

BRAM – Bradesco Asset Management offers differentiated and adequate investment solutions to all customers’ profiles, to guarantee excellence in service quality. BRAM has among its biggest clients all the main segments of Bradesco and Grupo Bradesco Seguros, in addition to Institutional Investors in Brazil and Abroad, and various family offices.

R$ 667.558 billion under BRAM’s management, distributed into 1,230 Investment Funds and 300 Managed Portfolios, reaching 3.4 million investors.

Complete Investment Platform

Our Complete Investment Platform is a value proposition supported by 3 pillars: broad portfolio of products, investment portfolios and specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions, in order to meet the needs of our investor clients, account holders and non-account holders, according to their life stages, equity and profile, in different service channels.

The investment management, in addition to rely on the services of the Branch Network Managers, also counts with a specialist team providing advice on the demands of banking products, investment funds, Capital Market products, Broker and Private Pension. The clients also benefit from the Suggested Portfolios, that combine a diversity of financial products and are established monthly, based on national and international market perspectives.

The convenience of investing using the Internet Banking, Bradesco Celular and other channels – such as telephone or chat – is offered, whereby operations and investment advice can be made.

With their prominent position in the market, Ágora Investimentos and Bradesco Corretora are prepared to advise investor clients on operations of the domestic and foreign capital markets, notably fixed income, variable income (shares and derivatives), investment funds, Structured Operations Certificate (COE), future markets and public offering (of fixed income and shares) issued by the bank and by third parties. They also offer a wide analysis coverage for companies and sectors, in partnership with Bradesco BBI.

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With Bradesco Securities units overseas, the Organization operates in the North American, European and Chinese markets, mediating shares, through ADRs as well as shares listed on the local Stock exchanges, operating in the distribution of public and private securities for international investors.

Solutions for the capital markets

A modern infrastructure and specialized professionals offer a broad range of solutions and services. Among the main ones, are the following:

•         Fiduciary Management for Funds

R$ 429.917 billion in shareholder’s equity of investment funds managed by BEM – Distribuidora de Títulos e Valores Mobiliários, distributed into 1,991 Investment Funds.

  Qualified Custody of Securities for Investors and Issuers

R$ 1.623 trillion in custodied assets of clients;

R$ 2.345 trillion in assets under controllership; and

R$ 127.583 billion in fair value, related to 25 ADR programs (American Depositary Receipts) and 4 GDR (Global Depositary Receipts) programs.

  Bookkeeping of Securities

Bradesco’s Share Registration System comprises 239 companies, with a total of 5.0 million shareholders;

Bradesco’s Book Entry Debentures System contains 391 companies with 613 issues with a value of R$ 437.691 billion;

Bradesco’s Fund Share Registration System contains 924 investment funds with a value of R$ 95.147 billion; and

We managed 36 BDR (Brazilian Depositary Receipts) programs, with a fair value of R$ 704.758 million.

  Depositary (Escrow Account - Trustee)

19,253 contracts, with a financial volume of R$ 17.827 billion.

Cash Management Solutions

Offer of integrated solutions to systemic platforms that facilitate the financial management of Companies, Utilities and Public Agencies for the management of Receivable and Payable Accounts and the collection of taxes and fees. Clients classified as Market Niches, such as Franchising, Micro Businesses (MEI), University students, health professionals, among others, also have support from expert staff and customized solutions according to their profile.

The area of Global Cash Management structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining partnership with 50 international banks and access to the SWIFT network, supporting from the opening of accounts for companies recommended by partner banks to the preparation and structuring of RFPs - Requests for Proposal for the centralization of cash management.

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1.079	billion receipts processed by means of Cobrança Bradesco (Collection), Custody of Checks, Identified Deposit and OCT – Ordem de Crédito por Teleprocessamento (Tele-processed Credit Order).
1.084

billion transactions carried out by the payment systems for legal entities, which include the payments of the main commitments of the company’s accounts payable (suppliers, wages, taxes, and utility bills).

180.694	million documents collected in federal, state, municipal taxes and other contributions.
365.209

million documents received from electric, water, gas and telephone bills, of which 62.476 million of them settled by Direct Debit from Current Account and Savings Accounts, a system that provides comprehensive convenience to the client.

130.454	million benefit payments to retirees and pensioners of the INSS.
94.747	million in Payroll Processing from the public and private sectors.

Solutions of products and services to the Public Authorities

Exclusive platforms serve the Public Sector, throughout the national territory, with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces.

Among our services, we offer six Specialized Platforms in the Heads of Government to assist Governments, Capitals, Courts, Class Councils, Chambers, Public Prosecutors, Public Defenders, in addition to the 100 Largest Municipalities of the Brazilian GDP. Monthly, more than 11 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the country. Find out more on bradescopoderpublico.com.br.

12. Human Resources

The Organization recognizes in people one of the most important reasons for our success. Its development and realizing potential is the basis for upholding the business of Bradesco. Our Human Resources management policy is guided by excellence, respect, transparency, and in the ongoing investment on people enhancement and development.

We believe that highly skilled teams with career opportunities are able to surpass goals and present excellent results, decisively contributing to the solidity of the Bradesco brand and the achievement of its market strategies.

We support the development of a more balanced corporate environment, free from barriers. In 2018, we joined the Women Empowerment Principles (WEPs) and HeforShe, created by the UN, which promotes gender equality. In the Organization, the women represent 50.6% of our work force. 66.5% occupy leadership or commissioned positions, including the Board of Executive Officers and the Board of Directors.

Committed to the inclusion of people with disabilities, composing 3.5% of the staff, Bradesco seeks to develop continuously its accessibility resources. Among the offered solutions are the virtual mouse, a digital Brazilian Sign Language interpreter and the virtual vision, an audio description of images. In 2018, the

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Organization received the global award Good Practices of Employability for Workers with Disabilities, from the São Paulo State Department of the Rights of People with Disabilities and from the Technology and Innovation Center of the Government of the State of São Paulo, in partnership with the UN Permanent Mission in Brazil. The delivery ceremony was held in New York.

UniBrad – Universidade Corporativa Bradesco (Bradesco Corporate University) promotes education for professional excellency and social mobility, meeting the needs of organizational strategy. Its focus is the evolution of the programs and solutions for the capacitation and technical and behavioral development of our employees, in order to keep them in constant harmony with the market, which is increasingly more competitive and demanding, and to stimulate and encourage innovative thinking. Amongst them, the digital competencies, in the age of changes we are living in. Escola Digital (Digital School), one of UniBrad's pathways of learning, operates since 2015 with the goal to address the digital transformations transversely. In 2018, 2,337 courses were given, with 793,440 attendances.

Bradesco applied R$ 164.474 million on Corporate Education Programs.

The welfare benefits comprised 233,272 people, assuring the well-being and the improvement in the quality of life of the employees and their dependents. In Health Plan, there were 8.775 million services and 547,478 in Dental Plan. R$ 1.562 billion invested in food-vouchers. Besides, R$ 55.239 million were destined for the distribution of 27.175 million snacks in the year.

At the end of the fiscal year, our staff was composed of 98,605 employees, where 85,815 of Bradesco and 12,790 in the Associated Companies. Between hired employees and interns, we had 15,013 people in the staff.

13. The Value of the Brand

The fair value of Bradesco reached R$ 242.606 billion at the end of 2018, which is equivalent to 2.0 times the Shareholders’ Equity. The calculation is based on the listing of shares on stock exchanges and, also, reflects the relevancy of the intangible access of the Organization perceived by investors and remaining stakeholders.

The strength of our brand is recognized in major awards, such as the ranking of the Most Valuable Brands in Brazil 2018, devised by the IstoÉ Dinheiro magazine and Kantar Consulting, as the most valuable Bank brand in the country for the seventh consecutive year. We are also the most remembered brand on the market in the Bank App category. Bradesco Seguros featured in the Insurance category.

Marketing

In 2018, we modernized our logo, the famous stylized tree – symbol of life, growth, shelter and support – which reflects the relationship that we have with clients, it gained a more contemporary and digital touch, in line with the connected world of today.

The campaigns of 2018 continued to reflect the positioning "Pra Frente" (Moving Forward). With the slogan "Your Path is Prime", Bradesco has strengthened its position as a strategic partner in the asset management of clients in this segment.

In the communication to present to the market the BIA virtual assistant, the Bank has brought the concept of "Experience the Future Today", emphasizing that it seeks the best user experience by means of artificial intelligence – one of the guiding technologies of its co-innovation space, the inovabra habitat.

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For Children's Day, the campaign invited us to reflect on social issues from the perspective of children, bringing their definitions of bullying, racism and discrimination.

At the end of the year, our latest institutional campaign, a 3D animation with the invitation "2019. You will make it happen". The video brings the essence of Bradesco, a Bank that respects diversity, reinforcing values such as inclusion and respecting differences.

 Support for cultural and sport projects is also part of the platforms of the brand management. In 2018, we resumed the sponsorship of the Brazilian tour of Cirque du Soleil, bringing the show OVO (EGG) to Brazil. The sponsorship of events reinforces the Bank's belief that culture, music, art and their trends are important instruments for the cultural enrichment of a society, therefore it maintained the sponsorship of Lollapalooza Brasil and the hundreds of other cultural manifestations like: the carnivals of Rio de Janeiro, São Paulo, Salvador and Recife; the Círio de Nazaré, in Belém (PA); the Folklore Festival of Parintins and the Opera Festival, both in Amazonas; the Oktoberfest in Blumenau (SC); the ArtRio – International Art Fair of Rio de Janeiro (RJ); and Bradesco's Christmas presentation, the traditional event in Palácio Avenida, in Curitiba (PR). It also supported musicals like The Phantom of the Opera and Peter Pan, besides several exhibitions, among them: Julio Le Parc, Mira Schendel and Hilma af Klint.

The sport also has its transforming role, for this reason Bradesco is the sponsor of the Brazilian Confederation of Sailing, Judo and Rugby.

180 regional, sector-based and/or professional events throughout the country, including business fairs, seminars, conferences, and cultural and community events.

14. Social investments

Fundação Bradesco is the main action of sustainability of the Organization. Founded in 1956, it develops the largest private social and educational program in the country based on the belief that education is the path to promote equal opportunities, personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. There are 40 schools installed primarily in areas of severe deprivation, in all of the Brazilian States and in the Federal District.

In 2018, it provided formal education, access and quality to 94,256 students in its schools, in Basic Education, Education of Youth and Adults and in Initial and Continuing Education. In Distance Learning (EaD), it has benefited more than 780 thousand students, who have completed at least one of the various courses offered, in addition to 9,035 people in projects and actions in partnership. The Computer Program for the Visually Impaired has served and trained since its pioneering deployment, in 1998, 12,687 students.

The students of Basic Education, 41,842 in the period, also receive, without cost, uniforms, school materials, food and medical and dental care.

At the end of the year, R$ 606.908 million were invested, of which R$ 68.530 million were invested in infrastructure and educational technology. For 2019, a budget of R$ 652.203 million has been estimated to fund:

a)      92,468 students in Basic Education – from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level –, Education of Young People and Adults and Initial and Continuing Education focused on the creation of jobs;

b)      670 thousand students who must complete at least one of the courses offered in their program in the EaD modality, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

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c)       12,065 beneficiaries in projects and actions in partnerships, such as the Programa Educa+Ação (Educate+Action Program), and in educational courses and lectures and in information technology.

In the last ten years, R$ 6.913 billion, in restated values, was the amount of the resources invested by Fundação Bradesco to defray the cost of its activities.

For more than 30 years it also encourages sport as an activity to support the development of children and young people from the Bradesco Sports and Education Program. The Program focuses on the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools, in a leisure club and in its Center of Sports Development, all in Osasco, SP. Approximately 2 thousand girls from 8 years of age, are trained annually.

In order to strengthen our social action and the relationship with the local community, we started in 2018 the Project UniBrad Semear. With the collaboration of our employees, who have been specially trained in the program Voluntários Bradesco (Volunteers), we promote, in municipal public schools of São Paulo, SP, workshops and courses on financial education and emotional intelligence to 1.4 thousand people. Considering all participants of this initiative, we have reached around 2 thousand people. The classes have had a broad public profile, including residents, students, teachers and managers, and addressed issues such as project of life, conscious consuming, economic cycle, budget, the importance of saving money, making a loan, interest rates, entrepreneurship, among others. The reach of this project will be expanded in 2019.

15. Corporate Governance

The Bradesco’s Management is composed of eight members from the Board of Directors and by its Board of Executive Officers, with no accumulation of positions of Chairman of the Board of Directors and Chief Executive Officer, according to the statutory provision.

At the Special Shareholders’ Meeting on March 12, 2018, there was the amendment of the term of office of the Managers, of the Compensation Committee members and of the Ombudsman from one (1) year to two (2) years. On the same date, Octavio de Lazari Junior was elected Chief Executive Officer of the Bradesco’s Board of Executive Officers.

The Board of Directors is advised by eight committees, two are statutory (Audit and Remuneration) and six are non-statutory (Ethical Conduct and Integrity, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation, Succession and Nomination, Risks and Sustainability and Diversity). The Fiscal Council operates continuously, in the role of Supervisory Body and is annually elected by the shareholders.

Further information on Bradesco’s Corporate governance practices is available on banco.bradesco/ri – Corporate Governance Section.

In compliance with CVM Instruction No. 381/03, in the fiscal year of 2018, Bradesco Organization contracted services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services.  Other services provided by the external auditors were: i) the issue of due diligence reports; ii) Assurance Report; and iii) reports on previously agreed procedures. The contracted amount totaled, approximately, R$ 4.083 million, which represents around 10.10% of the total audit fees for the 2018 financial statements of the Bradesco Organization. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

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Internal Audit

The General Inspectorate (Internal Audit), subordinated to the Board of Directors, performs an independent evaluation of Business processes, mitigating the risks, suitability and effectiveness of internal controls in compliance with the policies, norms, standards, procedures and internal and external regulations.  The methodology and execution of works from the area is certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA).

Ombudsman

Our Organization offers various channels of structured care for the treatment of suggestions and complaints of our clients and users, always acting with impartiality and transforming the complaint into an experience that strengthens its relationship with the Organization and drives improvements that generate mutual benefits.

  We operate with two independent Ombudsmen: one dedicated to the manifestations of the Bradesco Organization, which follows determinations of the Central Bank of Brazil and the Securities and Exchange Commission (CVM), and the other dedicated to suggestions and complaints of Bradesco Seguros, which meets the standards of the Superintendence of Private Insurance (SUSEP) and the National Agency of Supplementary Health (ANS).

  In 2018, for the seventh consecutive time, it won the Ouvidorias Brasil award, granted by the Brazilian Association of Company-Client Relations (ABRAREC). We are the only bank to win all editions of the award.

143,393 complaints were received by Bradesco Ombudsman in 2018.

Transparency and Disclosure of Information

All information regarding the performance of Bradesco and its businesses, as well as its governance structure, policies and practices are easily and readily available on the website banco.bradesco/ri. Among them, the Economic and Financial Analysis Report which provides an accurate analysis about the corporate accounting and Bradesco's Integrated Report, which shows a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information. Additionally, the risk factors and critical accounting policies are disclosed on the 20-F Form and on the Reference Form, which present a series of qualitative and quantitative information of the Bank, as well as the audited financial statements.

In order to increase stakeholders knowledge related to the Bank's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, among other corporate information are available on the IR website.

To maintain the constant dialog with the market, 222 events were promoted by the Market Relations Department with national and international investors via conferences, meetings, conference calls and institutional presentations, with the participation of 1,633 investors. 5 Bradesco APIMEC Meetings were held, in the cities of São Paulo (in person and by following live via webcast), Rio de Janeiro, Brasilia, Porto Alegre and Belo Horizonte, with a total of 1,718 participants.

16. Integrated risk control

Due to the complexity and variety of products and services, and also of the globalization of the business of the Organization, the risk management activity is highly strategic. Thus, the Organization exercises the corporate control of risks in an integrated and independent manner, preserving and valuing the environment of group decisions, developing and implementing methodologies, models and tools for

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measurement and control. It also fosters the dissemination of the risk culture to all the employees, at all hierarchical levels, from the business areas up to the Board of Directors.

In the face of broad actions and options available to its clients in all segments of the market, the Organization is exposed to various types of risks. Therefore, the adoption of mechanisms of identification and continuous monitoring are vital, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts on their positions. These risks may arise from several factors and are mitigated by means of consistent processes of Internal Controls, prevention of money laundering, information security, independent validation of models, as well as a sound governance structure that involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

 Among the main risks, we highlight: Credit, Counterparty Credit, Market, Operational, Subscription, Liquidity, Concentration, Socio-environmental, Strategy, Reputation, Model, Contagion, Corporate Conduct, and Compliance. We also seek to identify and monitor any emerging risks, in an attempt to anticipate them or mitigate their effects, should they occur. Among them, issues related to global growth; international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change, by cyberattacks and by technological innovation in financial services (FinTech).

Independent Validation of Models

Bradesco uses internal models, developed from statistical, economic, financial, and mathematical theories and from the knowledge of experts, with the aim of supporting and facilitating the structuring of issues, enabling standardization and agility in decisions and managing risks and capital.

To identify, mitigate and control the risks inherent to the internal models, represented by potential adverse consequences, there is the process of independent validation that evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used, and the use of models, as well as the robustness of the environment in which they are deployed, reporting their results to the managers, internal audit and to the Internal Controls and Compliance Committee and the Integrated Risk Management and Capital Allocation Committee.

17. Compliance and Ethics

Standards that affirm our values and govern the interactions of the Organization.

The Programs of Compliance and Integrity cover our managers, employees, suppliers, service providers, subsidiaries and companies members of the Bradesco Organization in their interactions and everyday decisions, making our principles of high standards of conduct and ethics known.

These principles are supported by policies, standards, procedures, training programs for professionals and controls, and they seek to detect promptly any actions considered as violations of the Codes of Ethical Conduct, and/or operations and situations apparently related to illegal activities, envisaging the adoption of appropriate measures and actions.

This system of control mechanisms is an object of evaluation and constant improvement in compliance with the applicable laws and regulations, as well as with the best market practices and are supported by Committees linked to the Board of Directors, such as those of Ethical Conduct and Internal Controls and Compliance.

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18. Recognitions

Rating

Ratings 2018 – it was reported to Bradesco, in the period, among the assessment indexes assigned to Banks in the country by Branches and national and international Entities, that:

  the credit rating agency Fitch Ratings affirmed all of the ratings of the Organization, on international scale: (i) feasibility bb; (ii) support 4; (iii) local currency – long-term BB and short-term B; (iv) foreign currency – long-term BB and short-term B; and on a national scale: national currency - long-term AAA(bra); and short-term F1+(bra);
  the credit rating agency Moody's Investors Service affirmed all of the ratings of the Organization, on global scale: (i) local currency deposit – long-term Ba2 and short-term NP; (ii) foreign currency deposit – long-term Ba3 and short-term NP; (iii) counterparty in foreign currency and in long-term local currency Ba1; (iv) counterparty in foreign currency and in short-term local currency NP; and on a national scale: local currency – long-term Aa1.br and short-term BR-1;
  the credit rating agency S&P Global, raised the credit rating of the issuer – long-term on national scale, from 'brAA-' to 'brAAA". This action reflects the implementation carried out by the agency in its criterion of assigning ratings on national scale. The other ratings, all were affirmed, as global scale credit issuer: (i) foreign currency – long-term BB-  and short-term B; (ii) local currency – long-term BB- and short-term B; and national scale: issuing credit – short-term brA-1+; and
  the credit rating agency Austin Rating affirmed all of the ratings of the Organization, on national scale: long-term brAAA and short-term brA-1.

Certifications

Contributing to achieve operational excellence and the desired results, the Management System, which is the inter-relationship of the parties, of the elements or units, enables the operation and management of an organized structure.

We have highlighted the following certifications of the Bradesco Organization: Corporate Social Responsibility, own normative standard, audited by an independent certification body; Occupational Health and Safety Management System – OHSAS 18001; Environmental Management – ISO 14001; Greenhouse Gas Emissions Management – ISO 14064; Data Protection and Privacy – GoodPriv@cy; Controls Assurance Reports in the Service Provider Organization (international standard) – ISAE 3402; Quality Management – ISO 9001 (DITI/IT Security and CTI); Information Security Management – ISO 27001; and IT Service Management – ISO 20000.

Awards / Rankings

Among the best

  Bradesco was elected the best bank in Brazil by the English magazine The Banker, reference in the global financial market. The magazine highlighted the profit growth and the efficiency of the Organization in 2018.
  Another institution that referenced Bradesco as the best bank in the Country was the North American Latin Finance. The choice is based on the evaluation of indicators such as performance, profitability, growth, presence and pioneering spirit, among others.

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  Bradesco led the Latin America Best Managed Banks 2018 Brazil, a survey conducted by the Euromoney magazine, which lists the best managed banks in Latin America.
  The share of Bradesco (BBDC4) is among the ten most recommended for investment in 2019 by Guia Exame Onde Investir (Where to Invest). In the same survey, BRAM was singled out as the Best Management Company of Variable-Income Funds and the Best Retail Manager.
  Bradesco is the leading private bank in the survey Top of Mind 2018, of the Folha de S. Paulo newspaper, in the categories of bank and savings. We are also the most remembered brand on the market in the Bank App category. Bradesco Seguros featured in the Insurance category.
  Bradesco BBI is elected, for the fourth time – and third consecutive – as the Best Investment Bank in Brazil and, for the first time as the Best Bank of M&A in Latin America in 2018, in the nineteenth edition of the Best Investment Bank Awards in the Global Finance magazine.
  BRAM - Bradesco Asset Management was classified with the highest rating of quality investment management, receiving the highest score by the agency Fitch Ratings.
  Best & Largest Yearbook, of the Exame magazine: first of the 200 Largest Groups and integrates the list of 50 Largest Banks by Assets and the Largest Banks by Profit.
  The Best of Dinheiro 2018, of the IstoÉ Dinheiro magazine: Best company in Corporate Governance; best Bank in people management policy; and leader of the ranking of banks by revenue in the 1,000 largest. The Insurance Group was the best company in the segment.
  Global Finance's 25th Annual Best Bank Awards, of the Global Finance magazine: Best Brazilian Bank, Best Investment Bank in Brazil and Best Bank of Mergers and Acquisitions in Latin America.
  Bradesco BBI was elected for the third consecutive time, as the Most Innovative Investment Bank in Latin America by The Banker magazine.

Digital transformation

  Next received one of the most relevant recognitions in the world for the financial industry, with the International Award of Global Finance for Best Consumer Digital Bank in Brazil. Also by Global Finance, the Next case was elected as the Best Digital Bank of Brazil in 2018 in the nineteenth Annual Digital World Awards.
  Bradesco Seguros was elected as the most digital insurer in Brazil by consultancy firm DOM Strategy Partners.
  Bradesco received the award for Connected Bank from the Brazilian Association of Companies and Professionals of Communication and Infrastructure/IT Engineering – Aberimest.

Human Resources

  Best Companies to Work For in Brazil, of the Época magazine and Great Place to Work.
  For the twentieth time, the Organization also integrates the list of 150 Best Companies to Work for by the Você S/A magazine.
  UniBrad was featured in the international award for Best Corporate Universities – Cubic Awards 2018. The recognition is granted by the Corporate University Best in Class (Cubic), of the United States.
  Elected as the Company of the Year in corporate citizenship, in a study conducted by Grupo Gestão RH (HR Management Group).
  Learning & Performance Award Brazil 2018, by MicroPower: Recognition for the protagonism of Bradesco in the 20 years of the program of Training and Employability of People with Visual Impairment.

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19. Acknowledgments

The support and trust of our shareholders and clients as well as the effort and efficient work of our employees and other associates increased efficiency and other year achievements. This network of relationships motivates us and drives us continuously to seek to overcome expectations and obtain increasingly more consistent advances. We would like to thank all of you.

Cidade de Deus, January 30, 2019

Board of Directors and Board of Executive Officers

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Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Assets	2018	2017
Current	826,566,484	803,792,092
Cash and due from banks (Note 5)	19,612,827	15,028,725
Interbank investments (Notes 3d and 6)	102,836,707	153,101,283
Securities purchased under agreements to resell	96,304,583	144,736,786
Interbank investments	6,534,492	8,370,390
Allowance for losses	(2,368)	(5,893)
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	375,634,167	342,647,431
Own portfolio	268,198,376	266,827,130
Securities sold under repurchase agreements – Repledge only	71,508,737	44,445,387
Derivative financial instruments (Notes 3f, 7d II and 34a)	13,853,040	13,559,969
Given in guarantee	17,897,007	17,226,111
Securities sold under repurchase agreements – unrestricted	4,177,007	588,834
Interbank accounts	87,618,566	66,738,383
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	87,596,916	66,714,226
- SFH - housing finance system	19,887	21,760
Correspondent banks	1,763	2,397
Interdepartmental accounts	144,041	262,954
Internal transfer of funds	144,041	262,954
Loans (Notes 3g, 9 and 34a)	136,522,352	129,923,666
Loans:
- Public sector	38,882	158,168
- Private sector	154,764,185	149,449,544
Loans transferred under an assignment with recourse	909,392	1,031,500
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(19,190,107)	(20,715,546)
Leases (Notes 2, 3g, 9 and 34a)	884,853	1,034,188
Leases receivables:
- Private sector	1,695,817	2,054,501
Unearned income from leases	(765,959)	(936,215)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(45,005)	(84,098)
Other receivables	100,074,880	91,624,860
Receivables on sureties and guarantees honored (Note 9a-3)	167,777	128,392
Foreign exchange portfolio (Note 10a)	20,459,806	17,469,600
Receivables	1,692,766	1,819,461
Securities trading	1,975,509	1,484,227
Specific receivables	36,490	24,483
Insurance and reinsurance receivables and reinsurance assets – technical provisions	3,982,783	3,916,828
Sundry (Note 10b)	73,702,564	68,607,667
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(1,942,815)	(1,825,798)
Other assets (Note 11)	3,238,091	3,430,602
Other assets	3,068,089	2,933,208
Allowance for losses	(1,699,004)	(1,388,899)
Prepaid expenses (Notes 3i and 11b)	1,869,006	1,886,293
Long-term receivables	430,859,241	376,478,540
Interbank investments (Notes 3d and 6)	1,397,869	1,245,341
Interbank investments	1,397,869	1,245,341
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	187,858,604	157,961,633
Own portfolio	144,130,354	139,513,854
Securities sold under repurchase agreements – Repledge only	41,956,209	10,827,575
Derivative financial instruments (Notes 3f, 7d II and 34a)	917,554	679,455
Privatization rights	39,273	44,127
Given in guarantee	576,950	2,474,440
Securities sold under repurchase agreements – unrestricted	238,264	4,422,182
Interbank accounts	1,263,430	1,195,577
Reserve requirement (Note 8):
- SFH - housing finance system	1,263,430	1,195,577

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Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Assets	2018	2017
Loans (Notes 3g, 9 and 34a)	172,447,921	157,376,898
Loans:
- Public sector	4,000,000	4,000,000
- Private sector	174,951,766	159,674,868
Loans transferred under an assignment with recourse	7,149,860	7,424,110
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(13,653,705)	(13,722,080)
Leases (Notes 2, 3g, 9 and 34a)	1,076,445	1,068,859
Leases receivables:
- Private sector	2,264,289	2,341,397
Unearned income from leases	(1,104,285)	(1,209,824)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(83,559)	(62,714)
Other receivables	66,476,882	56,795,094
Receivables	44,465	23,130
Securities trading	621,558	257,297
Sundry (Note 10b)	65,878,517	56,528,298
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(67,658)	(13,631)
Other assets (Note 11)	338,090	835,138
Prepaid expenses (Notes 3i and 11b)	338,090	835,138
Permanent assets	29,866,380	31,001,086
Investments (Notes 3j, 12 and 34a)	7,811,189	8,022,587
Equity investment in unconsolidated and jointly controlled companies:
- In Brazil	7,656,568	7,874,416
Other investments	238,486	402,906
Allowance for losses	(83,865)	(254,735)
Premises and equipment (Notes 3k and 13)	8,159,840	7,744,649
Premises	3,140,002	2,601,161
Other premises and equipment	14,485,462	13,252,095
Accumulated depreciation	(9,465,624)	(8,108,607)
Intangible assets (Notes 3l and 14)	13,895,351	15,233,850
Intangible Assets	30,749,279	29,709,180
Accumulated amortization	(16,853,928)	(14,475,330)
Total	1,287,292,105	1,211,271,718

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Liabilities	2018	2017
Current	823,816,599	823,737,283
Deposits (Notes 3n and 15a)	213,287,684	167,187,129
Demand deposits	35,318,292	34,088,616
Savings deposits	111,170,912	103,332,697
Interbank deposits	386,006	1,698,875
Time deposits (Notes 15a and 34a)	66,412,474	28,066,941
Securities sold under agreements to repurchase (Notes 3n and 15b)	189,972,665	227,346,812
Own portfolio	120,256,644	94,879,329
Third-party portfolio	61,059,702	123,753,860
Unrestricted portfolio	8,656,319	8,713,623
Funds from issuance of securities (Notes 15c and 34a)	66,217,948	83,107,043
Mortgage and real estate notes, letters of credit and others	64,927,439	81,959,214
Securities issued overseas	786,514	970,705
Structured Operations Certificates	503,995	177,124
Interbank accounts	20,342,357	20,823,027
Unsettled payments and receipts	18,975,602	19,464,867
Correspondent banks	1,366,755	1,358,160
Interdepartmental accounts	5,770,644	5,855,275
Third-party funds in transit	5,770,644	5,855,275
Borrowing (Notes 16a and 34a)	27,873,125	17,278,885
Borrowing in Brazil - other institutions	101	936
Borrowing overseas	27,873,024	17,277,949
On-lending in Brazil - official institutions (Notes 16b and 34a)	7,631,435	11,052,779
National treasury	105,725	97,200
BNDES	2,419,524	5,039,056
FINAME	5,104,742	5,915,013
Other institutions	1,444	1,510
Derivative financial instruments (Notes 3f, 7d II and 34a)	15,602,600	13,835,102
Derivative financial instruments	15,602,600	13,835,102
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	226,745,540	218,409,626
Other liabilities	50,372,601	58,841,605
Payment of taxes and other contributions	642,998	1,114,068
Foreign exchange portfolio (Note 10a)	5,554,384	7,654,625
Social and statutory	4,966,982	4,524,457
Tax and social security (Note 19a)	4,166,334	3,897,930
Securities trading	3,321,219	2,317,155
Financial and development funds	1,299	1,299
Subordinated debts (Notes 18 and 34a)	6,462,139	10,808,461
Sundry (Note 19b)	25,257,246	28,523,610
Long-term liabilities	341,309,617	276,103,825
Deposits (Notes 3n and 15a)	129,011,216	98,020,233
Interbank deposits	24,969	469,750
Time deposits (Notes 15a and 34a)	128,986,247	97,550,483
Securities sold under agreements to repurchase (Notes 3n and 15b)	939,212	6,120,732
Own portfolio	939,212	6,120,732
Funds from issuance of securities (Notes 15c and 34a)	81,502,782	51,904,265
Mortgage and real estate notes, letters of credit and others	78,044,443	49,605,520
Securities issued overseas	3,305,718	2,107,384
Structured Operations Certificates	152,621	191,361
Borrowing (Notes 16a and 34a)	1,808,215	1,242,828
Borrowing in Brazil - other institutions	-	1,883
Borrowing overseas	1,808,215	1,240,945
On-lending in Brazil - official institutions (Notes 16b and 34a)	17,538,623	19,716,515
BNDES	8,315,761	8,753,797
FINAME	9,222,862	10,962,718
Derivative financial instruments (Notes 3f, 7d II and 34a)	549,487	439,897
Derivative financial instruments	549,487	439,897

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Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Liabilities	2018	2017
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	32,009,667	28,242,939
Other liabilities	77,950,415	70,416,416
Tax and social security (Note 19a)	4,084,597	4,547,409
Subordinated debts (Notes 18 and 34a)	12,188,392	16,241,102
Eligible Debt Capital Instruments (Notes 18a-3 and 34a)	34,992,913	23,129,838
Sundry (Note 19b)	26,684,513	26,498,067
Deferred income	379,510	409,733
Deferred income	379,510	409,733
Non-controlling interests in subsidiaries (Note 21)	665,510	563,401
Shareholders' equity (Note 22)	121,120,869	110,457,476
Capital:
- Domiciled in Brazil	66,668,912	58,361,598
- Domiciled overseas	431,088	738,402
Capital reserves	11,441	11,441
Profit reserves	53,688,370	49,902,013
Asset valuation adjustments	761,572	1,884,536
Treasury shares (Notes 22d and 34a)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	121,786,379	111,020,877
Total	1,287,292,105	1,211,271,718

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Income Statement on December 31 - In thousands of Reais

	2018	2017
Revenue from financial intermediation	125,611,761	148,262,127
Loans (Note 9j)	69,816,434	72,677,322
Leases (Note 9j)	258,200	270,647
Operations with securities (Note 7g)	31,346,504	41,269,647
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	24,923,391	28,345,353
Derivative financial instruments (Note 7g)	(6,376,085)	(1,232,602)
Foreign exchange contracts (Note 10a)	1,657,135	2,286,446
Reserve requirement (Note 8b)	3,966,507	4,935,461
Sale or transfer of financial assets	19,675	(290,147)

Expenses from financial intermediation	79,004,021	104,141,295
Retail and professional market funding (Note 15e)	39,467,933	56,531,408
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15e)	13,365,526	18,174,550
Borrowing and on-lending (Note 16c)	7,945,083	4,351,078
Allowance for loan losses (Notes 3g, 9g and 9h)	18,225,479	25,084,259

Gross income from financial intermediation	46,607,740	44,120,832

Other operating income (expenses)	(21,789,931)	(23,617,093)
Fee and commission income (Note 23)	25,219,997	24,027,966
Other fee and commission income	17,263,441	16,395,265
Income from banking fees	7,956,556	7,632,701
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	72,476,844	76,098,164
Net written premiums earned	72,568,307	76,289,252
Reinsurance premiums paid	(91,463)	(191,088)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(29,401,476)	(34,810,947)
Retained claims (Note 3o)	(26,019,205)	(25,588,167)
Capitalization bond prize draws and redemptions (Note 3o)	(5,470,334)	(5,459,287)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(3,225,295)	(3,447,688)
Payroll and related benefits (Note 24)	(19,131,067)	(21,010,157)
Other administrative expenses (Note 25)	(19,438,576)	(19,275,756)
Tax expenses (Note 26)	(6,096,899)	(5,960,618)
Share of profit (loss) of unconsolidated and jointly controlled companies (Note 12b)	1,618,817	1,505,270
Other operating income (Note 27)	7,058,764	10,177,120
Other operating expenses (Note 28)	(19,381,501)	(19,872,993)
Operating income	24,817,809	20,503,739
Non-operating income (loss) (Note 29)	(870,813)	(474,715)
Income before income tax and social contribution and non-controlling interests	23,946,996	20,029,024
Income tax and social contribution (Notes 33a and 33b)	(4,697,186)	(5,144,212)
Current income tax	(3,858,923)	(4,698,894)
Current Social Contribution	(2,068,890)	(2,636,272)
Deferred Tax	1,230,627	2,190,954
Non-controlling interests in subsidiaries	(164,857)	(227,057)
Net income	19,084,953	14,657,755

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Statements of Changes in Shareholders’ Equity - In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2016	51,100,000	11,441	6,807,128	43,641,474	(677,116)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	2,561,652	-	-	2,561,652
Net income	-	-	-	-	-	-	14,657,755	14,657,755
Allocations:
- Reserves	-	-	732,888	6,720,523	-	-	(7,453,411)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(7,204,344)	(7,204,344)
Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476

Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(1,122,964)	-	-	(1,122,964)
Net income	-	-	-	-	-	-	19,084,953	19,084,953
Allocations:
- Reserves	-	-	954,247	10,832,110	-	-	(11,786,357)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(7,298,596)	(7,298,596)
Balance on December 31, 2018	67,100,000	11,441	8,494,263	45,194,107	761,572	(440,514)	-	121,120,869

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Added Value Accumulated on December 31 - In thousands of Reais

Description	2018	%	2017	%
1 – Revenue	131,005,274	260.3	147,288,425	305.9
1.1) Financial intermediation	125,611,761	249.6	148,262,127	307.9
1.2) Fees and commissions	25,219,997	50.1	24,027,966	49.9
1.3) Allowance for loan losses	(18,225,479)	(36.2)	(25,084,259)	(52.1)
1.4) Other	(1,601,005)	(3.2)	82,591	0.2
2 – Financial intermediation expenses	(60,778,542)	(120.8)	(79,057,036)	(164.2)
3 – Inputs acquired from third-parties	(15,497,842)	(30.8)	(15,519,966)	(32.2)
Outsourced services	(4,776,441)	(9.5)	(4,794,580)	(10.0)
Data processing	(2,398,676)	(4.8)	(2,275,251)	(4.7)
Communication	(1,541,742)	(3.1)	(1,684,153)	(3.5)
Asset maintenance	(1,112,508)	(2.2)	(1,158,840)	(2.4)
Financial system services	(1,009,209)	(2.0)	(1,033,017)	(2.1)
Advertising and marketing	(1,136,062)	(2.3)	(942,851)	(2.0)
Security and surveillance	(748,577)	(1.5)	(818,221)	(1.7)
Transport	(749,685)	(1.5)	(782,444)	(1.6)
Material, water, electricity and gas	(629,557)	(1.3)	(669,042)	(1.4)
Travel	(286,731)	(0.6)	(261,911)	(0.5)
Other	(1,108,654)	(2.2)	(1,099,656)	(2.3)
4 – Gross value added (1-2-3)	54,728,890	108.8	52,711,423	109.5
5 – Depreciation and amortization	(6,027,267)	(12.0)	(6,068,631)	(12.6)
6 – Net value added produced by the entity (4-5)	48,701,623	96.8	46,642,792	96.9
7 – Value added received through transfer	1,618,817	3.2	1,505,270	3.1
Share of profit (loss) of unconsolidated and jointly controlled companies	1,618,817	3.2	1,505,270	3.1
8 – Value added to distribute (6+7)	50,320,440	100.0	48,148,062	100.0
9 – Value added distributed	50,320,440	100.0	48,148,062	100.0
9.1) Personnel	16,896,508	33.6	18,760,255	39.0
Salaries	8,610,066	17.1	9,264,618	19.2
Benefits	4,383,644	8.7	5,430,419	11.3
Government Severance Indemnity Fund for Employees (FGTS)	763,330	1.5	1,302,270	2.7
Other	3,139,468	6.2	2,762,948	5.7
9.2) Tax, fees and contributions	13,028,644	25.9	13,354,732	27.7
Federal	11,773,942	23.4	12,411,498	25.8
State	8,556	-	11,744	-
Municipal	1,246,146	2.5	931,490	1.9
9.3) Remuneration for providers of capital	1,145,478	2.3	1,148,263	2.4
Rental	1,142,408	2.3	1,142,166	2.4
Asset leases	3,070	-	6,097	-
9.4) Value distributed to shareholders	19,249,810	38.3	14,884,812	30.9
Interest on Shareholders’ Equity Dividends paid and/or provisioned	7,298,596	14.5	7,204,344	15.0
Retained earnings	11,786,357	23.4	7,453,411	15.5
Non-controlling interests in retained earnings	164,857	0.3	227,057	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated cash flow Statement for the three months ended December 31 - In thousands of Reais

	2018	2017
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	23,946,996	20,029,024
Adjustments to net income before income tax and social contribution	56,137,325	66,593,880
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(751,769)	(806,312)
Allowance for loan losses	18,225,479	25,084,259
Depreciation and amortization	6,027,267	6,068,631
Impairment losses of assets	1,566,354	2,658,923
Expenses/ reversal with civil, labor and tax provisions	4,306,043	2,471,287
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	13,365,526	18,174,550
Share of profit (loss) of unconsolidated and jointly controlled companies	(1,618,817)	(1,505,270)
(Gain)/loss on sale of investments	-	(270,977)
(Gain)/loss on sale of fixed assets	98,182	106,722
(Gain)/loss on sale of foreclosed assets	516,713	577,212
Foreign exchange variation of assets and liabilities overseas/Other	14,402,347	14,034,855
Net income before taxes after adjustments	80,084,321	86,622,904
(Increase)/Decrease in interbank investments	(300,866)	(2,397,585)
(Increase)/Decrease in trading securities and derivative financial instruments	(1,304,576)	(23,446,469)
(Increase)/Decrease in interbank and interdepartmental accounts	(511,734)	2,029,774
(Increase)/Decrease in loans and leases	(40,801,413)	(2,983,398)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	(65,954)	1,228,825
(Increase)/Decrease in other receivables and other assets	(22,444,457)	(11,953,132)
(Increase)/Decrease in reserve requirement - Central Bank	(20,882,690)	(8,677,695)
Increase/(Decrease) in deposits	77,091,538	30,971,684
Increase/(Decrease) in securities sold under agreements to repurchase	(42,555,667)	(8,511,387)
Increase/(Decrease) in borrowings and on-lending	5,560,391	(8,904,995)
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	(1,262,884)	5,135,858
Increase/(Decrease) in other liabilities	(9,216,741)	2,195,677
Increase/(Decrease) in deferred income	(30,223)	(67,452)
Income tax and social contribution paid	(7,086,237)	(8,575,438)
Net cash provided by/(used in) operating activities	16,272,808	52,667,171
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	4,537,659	7,617,240
Sale of/maturity of and interest on available-for-sale securities	144,897,206	89,338,138
Proceeds from sale of foreclosed assets	696,498	802,722
Sale of investments	-	441,849
Sale of premises and equipment	432,589	445,347
Acquisition of Subsidiaries, Net of Cash and Cash Equivalents acquired	(442,122)	-
Purchases of available-for-sale securities	(167,095,304)	(128,557,960)
Purchases of held-to-maturity securities	(35,868,833)	(204,557)
Investment acquisitions	(54,020)	(525,665)
Purchase of premises and equipment	(2,389,433)	(1,897,645)
Intangible asset acquisitions	(3,278,314)	(3,743,708)
Dividends and interest on shareholders’ equity received	1,463,448	845,134
Net cash provided by/(used in) investing activities	(57,100,626)	(35,439,105)
Cash flow from financing activities:
Funds from securities issued	85,822,189	62,237,380
Settlement and Interest payments of Funds from issuance of securities	(82,978,490)	(91,230,401)
Issuance of subordinated debts	10,890,606	6,594,610
Settlement and Interest payments of subordinated debts	(12,941,124)	(14,301,613)
Interest on Shareholders’ Equity Paid	(6,483,196)	(6,397,874)
Non-controlling interest	(62,748)	(112,465)
Net cash provided by/(used in) financing activities	(5,752,763)	(43,210,363)
Net increase/(decrease) in cash and cash equivalents	(46,580,581)	(25,982,297)
Cash and cash equivalents - at the beginning of the period	156,054,442	181,230,427
Effect of Changes in Exchange Rates in Cash and Cash equivalents	751,769	806,312
Cash and cash equivalents - at the end of the period	110,225,630	156,054,442
Net increase/(decrease) in cash and cash equivalents	(46,580,581)	(25,982,297)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

82    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), “Consolidation”. These financial  statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the finance lease method, under which the carrying amount of leased premises and equipment less the residual value paid in advance are reclassified.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all years presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations. These effects are neutralized by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on January 30, 2019.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On December 31
	Activity	Equity interest
		2018	2017
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	100.00%	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.(2)	Investment bank	99.96%	99.85%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (3)	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (4) (5)	Banking	100.00%	99.99%
Banco Bradesco Europa S.A. (5)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5) (6)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (5)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (5)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (5)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (5)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd (5)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (7)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A. (8)	Insurance	99.96%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (9)	Capitalization bonds	-	100.00%
Kirton Seguros S.A. (9)	Insurance	-	98.54%
Kirton Vida e Previdência S.A. (9)	Pension plan/Insurance	-	100.00%
Odontoprev S.A. (10)	Dental care	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (5) (10)	Insurance	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda. (11)	Holding	-	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda. (12)	Holding	-	100.00%
Other Activities - Overseas
Bradesco North America LLC (5)	Services	100.00%	100.00%

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Notes to the Consolidated Financial Statements

	On December 31
	Activity	Equity interest
		2018	2017
Investment Funds (13)
Bradesco F.I.R.F. Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master IV Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private F.I.C.F.I. RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.83%	99.92%
Bradesco Private F.I.C.F.I. R.F. PGBL/VGBL Ativo - F 08 C	Investment Fund	100.00%	100.00%
Bradesco F.I.C.R.F. VGBL FIX	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. Renda Fixa V-A	Investment Fund	100.00%	100.00%

(1) In December 2018 there was acquisition of shares held by a minority shareholder;

(2) In May 2018, there was acquisition of shares held by minority shareholders by Banco Bradesco S.A.;

(3) In November 2018, there was a change in the corporate name of Bradesco-Kirton Corretora de Títulos e Valores Mobiliários S.A. to Bradesco-Kirton Corretora de Câmbio S.A.;

(4) Change in the percentage of participation, by assignment of quotas and change of corporate name to unilateral company;

(5) The functional currency of these companies abroad is the Real;

(6) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(7) The functional currency of this company is the Mexican Peso;

(8) Reduction in participation due to the merger of Kirton Seguros S.A through the exchange of minority shares;

(9) Companies incorporated in June, 2018, by their respective counterparts (Bradesco Seguros S.A., Bradesco Capitalização S.A. and Bradesco Vida e Previdência S.A.);

(10) The financial information portrayed is from the previous month;

(11) Company incorporated in October 2018, by the company Nova Paiol Participações Ltda.;

(12) Company incorporated in November 2018, by the company Nova Paiol Participações Ltda.; and

(13) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)      SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued,

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Notes to the Consolidated Financial Statements

are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR) and interest rates defined in the plan. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

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Notes to the Consolidated Financial Statements

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

f)    Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income;

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•       Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

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For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7.

g)   Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Statement of Income when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on

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Notes to the Consolidated Financial Statements

securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leases to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As from 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

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Notes to the Consolidated Financial Statements

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

n)   Deposits and funds obtained in the open market

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of the securities recorded in deposits and funds obtained in the open market, as well as their maturities and amounts recorded in equity and income accounts, are presented in Note 15.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

-        The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs (for contracts written prior to 2017), except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) whose calculation methodology considers, the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

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-        For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 4% per annum (4.5% in 2017). It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

-        For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 4% (4.5% in 2017) per annum;

-        The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

-        For Car insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. For the other Damage insurance, the IBNR estimate is based on the run off triangles. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters and in last 11 quarters to extended warranty segments to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For life insurance, the provision of ‘incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence; A residual cause study is performed to forecast the claims reported after 10 semesters that the event occurred;

-        The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

-        The provision for outstanding claims (PSL) for personal insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

-        The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

-        The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses

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Notes to the Consolidated Financial Statements

allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (TAP), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

-        The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (TAP). The TAP, which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The Adequacy Test result was fully offset by the portion corresponding to the difference between the market value and the book value of the collateralized securities makes technical provisions classified as “held to maturity”, as required by SUSEP Circular 543/16;

-        The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

-        Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 4% (4.5% in 2017) per annum.

•       Pension plans and life insurance with survival coverage (VGBL):

-    The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued (is designated PPNG-RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recognized for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to pension plans and life insurance with survival coverage, as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

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Notes to the Consolidated Financial Statements

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (TAP). The TAP, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result was fully offset by the portion corresponding to the difference between the market value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular 543/16;

-        The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the liability adequacy test (TAP);

-        The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

-        The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters for the creation of a new future projection by period of occurrence.

-    The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

-    The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        The reserve for draws to be made (PSR) is constituted to cover the prizes to be paid in future sweepstakes. The calculation methodology consists of the projection of the expected present value of the expenses of future draws and compared to the projection of the expected present value of the installments referring to the future receipts from the capitalization bonds;

-        The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

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Notes to the Consolidated Financial Statements

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 15c and 18.

r)    Post-employment benefits

Defined Contribution Plans

Bradesco and its subsidiaries sponsor complementary pension plans for their employees and Management. Contributions obligations for pension plans of defined contribution are recognized as expenses in the Statement of Income when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

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Notes to the Consolidated Financial Statements

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

The recalculations of the net obligation, which include the actuarial gains and losses, the return of the assets of the plan different from expectation (excluding interest) and the effect of the cap of the asset (if any, excluding interest), are recognized immediately in other comprehensive results.

The net interest and other costs related to the defined benefit plans are recognized in the result.

s)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

t)    Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

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Notes to the Consolidated Financial Statements

4)      MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a)      Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Statements of Income – Accounting vs. Managerial:

	On December 31 - R$ thousand
	2018				2017
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets
Current and long-term assets	1,257,425,725	9,314,948	89,986,505	1,356,727,178	1,180,270,632	9,443,861	78,178,606	1,267,893,099
Cash and due from banks	19,612,827	256,059	-	19,868,886	15,028,725	195,287	-	15,224,012
Interbank investments	104,234,576	(190,734)	-	104,043,842	154,346,624	(72,186)	(4,424)	154,270,014
Securities and derivative financial instruments	563,492,771	4,687,395	90,321,057	658,501,223	500,609,064	5,747,276	78,293,692	584,650,032
Interbank and interdepartmental accounts	89,026,037	-	-	89,026,037	68,196,914	-	-	68,196,914
Loans and leases	343,903,947	563,017	-	344,466,964	323,988,049	451,097	-	324,439,146
Allowance for Loan Losses (ALL)	(34,982,849)	(100,833)	-	(35,083,682)	(36,423,867)	(103,085)	-	(36,526,952)
Other receivables and assets	172,138,416	4,100,044	(334,552)	175,903,908	154,525,123	3,225,472	(110,662)	157,639,933
Permanent Assets	29,866,380	(583,596)	-	29,282,784	31,001,086	(565,907)	-	30,435,179
Investments	7,811,189	(5,619,603)	-	2,191,586	8,022,587	(5,840,951)	-	2,181,636
Premises and equipment	8,159,840	222,437	-	8,382,277	7,744,649	204,157	-	7,948,806
Intangible assets	13,895,351	4,813,570	-	18,708,921	15,233,850	5,070,887	-	20,304,737
Total	1,287,292,105	8,731,352	89,986,505	1,386,009,962	1,211,271,718	8,877,954	78,178,606	1,298,328,278

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2018				2017
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities
Current and long-term liabilities	1,165,126,216	7,630,632	89,986,505	1,262,743,353	1,099,841,108	7,744,166	78,178,606	1,185,763,880
Deposits	342,298,900	(239,487)	818,682	342,878,095	265,207,362	69,559	-	265,276,921
Securities sold under agreements to repurchase	190,911,877	-	90,985,068	281,896,945	233,467,544	(128,206)	80,223,012	313,562,350
Funds from Issuance of Securities	147,720,730	-	-	147,720,730	135,011,308	-	-	135,011,308
Interbank and interdepartmental accounts	26,113,001	219,225	-	26,332,226	26,678,302	3,355,992	-	30,034,294
Borrowing and on-lending	54,851,398	1,893,379	(86,218)	56,658,559	49,291,007	2,378,005	-	51,669,012
Derivative financial instruments	16,152,087	22,752	(181,860)	15,992,979	14,274,999	(11,863)	(178,643)	14,084,493
Technical provisions for insurance, pension plans and capitalization bonds	258,755,207	-	-	258,755,207	246,652,565	-	-	246,652,565
Other liabilities	128,323,016	5,734,763	(1,549,167)	132,508,612	129,258,021	2,080,679	(1,865,763)	129,472,937
Deferred income	379,510	-	-	379,510	409,733	-	-	409,733
Non-controlling interests in subsidiaries	665,510	1,100,720	-	1,766,230	563,401	1,133,788	-	1,697,189
Shareholders’ equity	121,120,869	-	-	121,120,869	110,457,476	-	-	110,457,476
Total	1,287,292,105	8,731,352	89,986,505	1,386,009,962	1,211,271,718	8,877,954	78,178,606	1,298,328,278

	Years ended December 31 - R$ thousand
	2018				2017
	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	125,611,761	1,084,631	1,084,034	127,780,426	148,262,127	1,321,024	2,928,359	152,511,510
Expenses from financial intermediation	(60,778,542)	(88,764)	(3,729,581)	(64,596,887)	(79,057,036)	(66,672)	(5,464,307)	(84,588,015)
Financial margin	64,833,219	995,867	(2,645,547)	63,183,539	69,205,091	1,254,352	(2,535,948)	67,923,495
Allowance for loan losses	(18,225,479)	(94,494)	-	(18,319,973)	(25,084,259)	(125,761)	-	(25,210,020)
Gross income from financial intermediation	46,607,740	901,373	(2,645,547)	44,863,566	44,120,832	1,128,591	(2,535,948)	42,713,475
Income from insurance, pension plans and capitalization bonds	8,360,534	-	-	8,360,534	6,792,075	-	-	6,792,075
Fee and commission income	25,219,997	4,578,360	2,527,231	32,325,588	24,027,966	4,443,914	2,390,311	30,862,191
Personnel expenses	(19,131,067)	(854,580)	-	(19,985,647)	(21,010,157)	(797,306)	-	(21,807,463)
Other administrative expenses	(19,438,576)	(971,706)	119,519	(20,290,763)	(19,275,756)	(917,548)	60,812	(20,132,492)
Tax expenses	(6,096,899)	(597,722)	-	(6,694,621)	(5,960,618)	(534,145)	-	(6,494,763)
Share of profit (loss) of unconsolidated and jointly controlled companies	1,618,817	(1,420,804)	-	198,013	1,505,270	(1,312,974)	-	192,296
Other operating income / expenses	(12,322,737)	(891,788)	(1,203)	(13,215,728)	(9,695,873)	(1,067,313)	84,825	(10,678,361)
Operating income	24,817,809	743,133	-	25,560,942	20,503,739	943,219	-	21,446,958
Non-operating income	(870,813)	(24,052)	-	(894,865)	(474,715)	(4,084)		(478,799)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(4,862,043)	(719,081)	-	(5,581,124)	(5,371,269)	(939,135)		(6,310,404)
Net income	19,084,953	-	-	19,084,953	14,657,755	-	-	14,657,755

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.) for managerial purposes; and

(2) Refers primarily to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

98    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Statement of financial position and statements of income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On December 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	1,009,416,736	122,630,712	297,339,889	29,889	5,116,646	(77,806,694)	1,356,727,178
Cash and due from banks	16,486,216	3,259,857	157,708	7,351	180,823	(223,069)	19,868,886
Interbank investments	102,531,451	1,512,391	-	-	-	-	104,043,842
Securities and derivative financial instruments	357,153,221	16,114,596	286,036,234	1,803	4,104,692	(4,909,323)	658,501,223
Interbank and interdepartmental accounts	89,026,037	-	-	-	-	-	89,026,037
Loans and leases	310,771,056	102,191,079	-	-	-	(68,495,171)	344,466,964
Allowance for Loan Losses (ALL)	(33,532,383)	(1,551,299)	-	-	-	-	(35,083,682)
Other receivables and assets	166,981,138	1,104,088	11,145,947	20,735	831,131	(4,179,131)	175,903,908
Permanent assets	119,668,330	33,935	6,631,893	2,443	849,425	(97,903,242)	29,282,784
Investments	97,416,676	-	2,617,258	-	60,894	(97,903,242)	2,191,586
Premises and equipment	5,872,391	20,682	2,447,668	413	41,123	-	8,382,277
Intangible assets	16,379,263	13,253	1,566,967	2,030	747,408	-	18,708,921
Total in 2018	1,129,085,066	122,664,647	303,971,782	32,332	5,966,071	(175,709,936)	1,386,009,962
Total in 2017	1,048,995,508	97,541,006	289,441,246	20,166	5,615,832	(143,285,480)	1,298,328,278

Liabilities
Current and long-term liabilities	1,006,031,304	62,829,831	270,520,803	19,970	1,148,139	(77,806,694)	1,262,743,353
Deposits	327,256,175	16,333,357	-	-	-	(711,437)	342,878,095
Securities sold under agreements to repurchase	272,287,894	9,609,051	-	-	-	-	281,896,945
Funds from issuance of securities	148,392,513	4,092,232	-	-	-	(4,764,015)	147,720,730
Interbank and interdepartmental accounts	26,332,226	-	-	-	-	-	26,332,226
Borrowing and on-lending	107,233,609	17,920,143	-	-	-	(68,495,193)	56,658,559
Derivative financial instruments	15,465,385	527,594	-	-	-	-	15,992,979
Technical provisions for insurance, pension plans and capitalization bonds	-	-	258,741,273	13,934	-	-	258,755,207
Other liabilities	109,063,502	14,347,454	11,779,530	6,036	1,148,139	(3,836,049)	132,508,612
Deferred income	357,364	-	22,146	-	-	-	379,510
Non-controlling interests in subsidiaries	1,575,529	59,834,816	33,428,833	12,362	4,817,932	(97,903,242)	1,766,230
Shareholders’ equity	121,120,869	-	-	-	-	-	121,120,869
Total in 2018	1,129,085,066	122,664,647	303,971,782	32,332	5,966,071	(175,709,936)	1,386,009,962
Total in 2017	1,048,995,508	97,541,006	289,441,246	20,166	5,615,832	(143,285,480)	1,298,328,278

Bradesco  99

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	Years ended December 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	105,577,055	5,061,979	18,607,534	4,574	256,364	(1,727,080)	127,780,426
Expenses from financial intermediation	(50,949,559)	(2,008,882)	(13,365,526)	-	-	1,727,080	(64,596,887)
Financial margin	54,627,496	3,053,097	5,242,008	4,574	256,364	-	63,183,539
Allowance for loan losses	(18,138,894)	(181,079)	-	-	-	-	(18,319,973)
Gross income from financial intermediation	36,488,602	2,872,018	5,242,008	4,574	256,364	-	44,863,566
Income from insurance, pension plans and capitalization bonds	-	-	8,310,357	10,319	-	39,858	8,360,534
Fee and commission income	29,558,173	464,596	2,169,807	-	354,734	(221,722)	32,325,588
Personnel expenses	(17,906,012)	(196,440)	(1,638,046)	(5,688)	(239,461)	-	(19,985,647)
Other administrative expenses	(18,871,509)	(254,619)	(1,605,810)	(3,940)	(204,736)	649,851	(20,290,763)
Tax expenses	(5,632,821)	(27,698)	(960,331)	(122)	(73,649)	-	(6,694,621)
Share of profit (loss) of unconsolidated and jointly controlled companies	6,620	-	206,272	-	(14,879)	-	198,013
Other operating income / expenses	(11,819,015)	(124,470)	(996,452)	(1,618)	193,794	(467,967)	(13,215,728)
Operating income	11,824,038	2,733,387	10,727,805	3,525	272,167	20	25,560,942
Non-operating income	(943,323)	13,927	32,145	-	2,406	(20)	(894,865)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(322,538)	(811,628)	(4,373,133)	(1,420)	(72,405)	-	(5,581,124)
Net Income in 2018	10,558,177	1,935,686	6,386,817	2,105	202,168	-	19,084,953
Net Income in 2017	7,340,268	1,581,119	5,534,211	191	201,966	-	14,657,755

(1) The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)      CASH AND CASH EQUIVALENTS

	On December 31 - R$ thousand
	2018	2017
Cash and due from banks in domestic currency	14,734,228	12,939,852
Cash and due from banks in foreign currency	4,877,776	2,088,498
Investments in gold	823	375
Total cash and due from banks	19,612,827	15,028,725
Interbank investments (1)	90,612,803	141,025,717
Total cash and cash equivalents	110,225,630	156,054,442

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

100    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

6)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	10,246,334	21,530,879	66,798	-	31,844,011	17,487,177
● National treasury notes	659,028	6,369,513	-	-	7,028,541	10,485,142
● Financial treasury bills	9,088,295	-	-	-	9,088,295	4,517,178
● National treasury bills	119,368	15,161,366	-	-	15,280,734	2,447,381
● Other	379,643	-	66,798	-	446,441	37,476
Funded position	19,874,059	40,569,478	-	-	60,443,537	123,691,195
● National treasury notes	523,787	26,683,117	-	-	27,206,904	61,313,247
● Financial treasury bills	10,489,798	-	-	-	10,489,798	17,826,544
● National treasury bills	8,860,474	13,886,361	-	-	22,746,835	44,551,404
Unrestricted position	250,216	3,766,819	-	-	4,017,035	3,558,414
● National treasury bills	250,216	3,766,819	-	-	4,017,035	3,558,414
Subtotal	30,370,609	65,867,176	66,798	-	96,304,583	144,736,786
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	2,393,846	2,463,590	1,677,056	1,397,869	7,932,361	9,615,731
● Provision for losses	(28)	(2,120)	(220)	-	(2,368)	(5,893)
Subtotal	2,393,818	2,461,470	1,676,836	1,397,869	7,929,993	9,609,838
Total in 2018	32,764,427	68,328,646	1,743,634	1,397,869	104,234,576
%	31.4	65.6	1.7	1.3	100.0
Total in 2017	48,954,081	100,884,936	3,262,266	1,245,341		154,346,624
%	31.7	65.4	2.1	0.8		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Years ended December 31 - R$ thousand
	2018	2017
Income from investments in purchase and sale commitments:
• Own portfolio position	1,333,748	1,064,822
• Funded position	5,646,815	16,016,339
• Unrestricted position	1,809,839	747,625
Subtotal	8,790,402	17,828,786
Income from interest-earning deposits in other banks	521,417	527,887
Total (Note 7g)	9,311,819	18,356,673

Bradesco  101

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	On December 31 - R$ thousand
	Financial	Insurance Group		Other Activities	2018	%	2017	%
		Insurance and Capitalization bonds	Pension plans
Trading securities	47,524,720	14,713,675	184,123,719	104,561	246,466,675	43.8	243,260,906	48.6
- Government securities	26,808,529	11,059,376	170,014,168	7,014	207,889,087	37.0	203,404,572	40.7
- Corporate securities	5,979,237	3,647,247	14,082,963	97,547	23,806,994	4.2	25,616,910	5.1
- Derivative financial instruments (1) (5)	14,736,954	7,052	26,588	-	14,770,594	2.6	14,239,424	2.8
Available-for-sale securities (2)	182,347,466	24,281,561	16,599,891	21,025	223,249,943	39.6	218,362,552	43.6
- Government securities	116,597,880	20,496,135	15,273,012	16,394	152,383,421	27.0	159,532,639	31.8
- Corporate securities	65,749,586	3,785,426	1,326,879	4,631	70,866,522	12.6	58,829,913	11.8
Held-to-maturity securities (2)	65,475,387	5,386,057	22,914,709	-	93,776,153	16.6	38,985,606	7.8
- Government securities	53,930,505	5,386,057	22,914,709	-	82,231,271	14.6	26,726,041	5.4
- Corporate securities	11,544,882	-	-	-	11,544,882	2.0	12,259,565	2.4
Total	295,347,573	44,381,293	223,638,319	125,586	563,492,771	100.0	500,609,064	100.0

- Government securities	197,336,914	36,941,568	208,201,889	23,408	442,503,779	78.6	389,663,252	77.9
- Corporate securities	98,010,659	7,439,725	15,436,430	102,178	120,988,992	21.4	110,945,812	22.1
Total	295,347,573	44,381,293	223,638,319	125,586	563,492,771	100.0	500,609,064	100.0

102    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On December 31 - R$ thousand
	2018							2017
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	13,680,376	4,118,301	1,388,542	28,337,501	47,524,720	48,591,313	(1,066,593)	50,242,416	(4,734,214)
Financial treasury bills	-	319,444	-	14,104,478	14,423,922	14,422,968	954	15,680,208	1,618
National treasury notes	69,261	224,201	-	6,637,103	6,930,565	6,689,680	240,885	8,377,953	250,850
Financial bills	40,417	224,899	214,092	251,521	730,929	734,297	(3,368)	799,756	1,209
Debentures	48,289	-	178,575	758,104	984,968	1,183,264	(198,296)	1,999,784	(173,766)
National treasury bills	298,739	464,377	225,921	3,331,964	4,321,001	4,263,823	57,178	1,074,843	4,457
Brazilian foreign debt securities	-	-	-	659,602	659,602	645,523	14,079	307	(1)
Derivative financial instruments (1) (5)	10,716,944	2,357,250	745,206	917,554	14,736,954	15,868,758	(1,131,804)	14,190,906	(4,790,915)
Other	2,506,726	528,130	24,748	1,677,175	4,736,779	4,783,000	(46,221)	8,118,659	(27,666)
- Insurance companies and capitalization bonds	3,427,291	52,439	794,274	10,439,671	14,713,675	14,713,675	-	14,839,038	-
Financial treasury bills	-	2,519	-	8,770,366	8,772,885	8,772,885	-	10,350,463	-
Financial bills	-	15,100	27,654	70,525	113,279	113,279	-	201,161	-
Other	3,427,291	34,820	766,620	1,598,780	5,827,511	5,827,511	-	4,287,414	-
- Pension plans	2,590,471	1,659,746	550,863	179,322,639	184,123,719	184,123,719	-	178,160,635	-
Financial treasury bills	-	892,015	-	79,171,479	80,063,494	80,063,494	-	50,454,762	-
National treasury notes	32,455	165,998	-	24,074,375	24,272,828	24,272,828	-	63,801,924	-
National treasury bills	6,355	95	218,820	65,452,577	65,677,847	65,677,847	-	51,505,987	-
Financial bills	118,155	173,016	195,123	7,279,694	7,765,988	7,765,988	-	5,395,337	-
Debentures	-	181,656	80,088	3,060,751	3,322,495	3,322,495	-	3,522,015	-
Other	2,433,506	246,966	56,832	283,763	3,021,067	3,021,067	-	3,480,610	-
- Other activities	97,526	2,096	-	4,939	104,561	104,562	(1)	18,817	(1)
Financial treasury bills	-	2,075	-	4,939	7,014	7,015	(1)	18,817	(1)
Other	97,526	21	-	-	97,547	97,547	-	-	-
Total	19,795,664	5,832,582	2,733,679	218,104,750	246,466,675	247,533,269	(1,066,594)	243,260,906	(4,734,215)
Derivative financial instruments (liabilities) (5)	(15,066,551)	(373,896)	(162,153)	(549,487)	(16,152,087)	(12,514,929)	(3,637,158)	(14,274,999)	(3,794,840)

Bradesco  103

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (2) (6)	On December 31 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
	days	days	days	days
- Financial	23,766,566	46,093,854	14,879,772	97,607,274	182,347,466	183,408,094	(1,060,628)	183,026,749	1,423,424
National treasury bills	14,228,693	40,551,096	13,678,225	32,589,626	101,047,640	100,093,999	953,641	109,550,759	2,338,918
Debentures	843,075	1,668,834	724,845	41,311,358	44,548,112	45,725,023	(1,176,911)	34,988,998	(643,637)
National treasury notes	-	1,620,743	-	10,409,252	12,029,995	11,530,425	499,570	11,274,694	362,279
Foreign corporate securities	-	1,169,626	404,280	7,902,658	9,476,564	9,561,158	(84,594)	10,034,105	147,226
Shares	6,175,888	-	-	-	6,175,888	7,503,190	(1,327,302)	7,328,918	(848,515)
Foreign government bonds	-	-	-	-	-	-	-	3,202,547	(8,007)
Promissory Notes	13,233	201,567	-	-	214,800	214,265	535	495,528	(761)
Certificates of real estate receivables	21,680	2,741	-	1,625,340	1,649,761	1,605,499	44,262	1,095,210	(14,493)
Other	2,483,997	879,247	72,422	3,769,040	7,204,706	7,174,535	30,171	5,055,990	90,414
- Insurance companies and capitalization bonds	3,889,179	48,686	129,696	20,214,000	24,281,561	23,158,896	1,122,665	20,042,280	482,501
National treasury notes	-	-	-	13,262,070	13,262,070	12,734,980	527,090	12,275,390	48,676
Shares	3,384,245	-	-	-	3,384,245	3,009,730	374,515	1,453,120	353,280
National treasury bills	159,060	34,023	129,696	6,729,796	7,052,575	6,834,121	218,454	5,676,413	73,299
Other	345,874	14,663	-	222,134	582,671	580,065	2,606	637,357	7,246
- Pension plans	1,238,716	16,510	-	15,344,665	16,599,891	14,454,330	2,145,561	15,251,587	1,476,113
National treasury notes	-	-	-	14,980,823	14,980,823	13,043,278	1,937,545	12,841,874	1,241,123
Shares	1,238,716	-	-	-	1,238,716	1,046,444	192,272	1,716,401	223,955
Debentures	-	-	-	88,163	88,163	78,384	9,779	95,064	8,773
Other	-	16,510	-	275,679	292,189	286,224	5,965	598,248	2,262
- Other activities	4,631	-	-	16,394	21,025	16,391	4,634	41,936	6,249
Other	4,631	-	-	16,394	21,025	16,391	4,634	41,936	6,249
Subtotal	28,899,092	46,159,050	15,009,468	133,182,333	223,249,943	221,037,711	2,212,232	218,362,552	3,388,287
Accounting Hedge (Note 7f)	-	-	-	-	-	-	(409,784)	-	(103,723)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(671,605)	-	(366,102)
Total	28,899,092	46,159,050	15,009,468	133,182,333	223,249,943	221,037,711	1,130,843	218,362,552	2,918,462

104    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2) (6)	On December 31 - R$ thousand
	2018							2017
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
- Financial	133	30,959	1,077	65,443,218	65,475,387	66,985,732	1,510,345	12,277,210	(296,203)
National treasury bills	-	-	-	53,109,511	53,109,511	54,743,449	1,633,938	-	-
Certificates of real estate receivables	-	29,858	-	11,514,176	11,544,034	11,357,496	(186,538)	12,259,565	(295,783)
National treasury notes	133	1,101	1,077	815,718	818,029	880,974	62,945	7,115	-
Other	-	-	-	3,813	3,813	3,813	-	10,530	(420)
- Insurance companies and capitalization bonds	-	-	-	5,386,057	5,386,057	6,377,362	991,305	5,179,242	324,211
National treasury notes	-	-	-	5,386,057	5,386,057	6,377,362	991,305	5,179,242	324,211
- Pension plans	-	-	-	22,914,709	22,914,709	27,902,665	4,987,956	21,529,154	2,112,143
National treasury notes	-	-	-	22,914,709	22,914,709	27,902,665	4,987,956	21,529,154	2,112,143
Total	133	30,959	1,077	93,743,984	93,776,153	101,265,759	7,489,606	38,985,606	2,140,151

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c)   Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2018 (3) (4)	Total in 2017 (3) (4)
	days	days	days	days
Own portfolio	37,913,414	12,514,540	4,209,717	357,691,059	412,328,730	406,340,984
Fixed income securities	23,663,918	12,514,540	4,209,717	357,691,059	398,079,234	392,791,585
● National treasury notes	101,849	154,656	1,077	74,955,200	75,212,782	118,255,210
● Financial treasury bills	-	1,553,135	-	100,542,058	102,095,193	75,898,614
● National treasury bills	14,692,848	7,458,441	3,055,121	112,984,713	138,191,123	117,273,959
● Debentures	891,364	1,851,307	548,620	40,340,496	43,631,787	40,421,321
● Financial bills	158,572	413,015	436,868	7,705,945	8,714,400	6,396,254
● Certificates of real estate receivables	21,680	32,598	-	13,439,835	13,494,113	13,612,192
● Foreign government bonds	17,108	3,825	3,776	448,726	473,435	3,556,358
● Foreign corporate securities	1,222,488	336,338	10,323	3,735,894	5,305,043	6,612,280
● Brazilian foreign debt securities	-	-	-	1,818,063	1,818,063	736,047
● Promissory Notes	13,233	289,906	-	212,611	515,750	3,033,978
● Bank deposit certificates	138,849	412,687	60,535	11,713	623,784	550,054
● Other	6,405,927	8,632	93,397	1,495,805	8,003,761	6,445,318
Equity securities	14,249,496	-	-	-	14,249,496	13,549,399
● Shares of listed companies	1,241,650	-	-	-	1,241,650	1,719,628
● Shares of other companies	13,007,846	-	-	-	13,007,846	11,829,771
Restricted securities	30,891	34,076,347	11,692,359	86,178,579	131,978,176	75,017,640
Subject to repurchase agreements	-	32,020,923	11,262,180	70,181,843	113,464,946	55,272,962
● National treasury bills	-	28,964,370	10,433,335	49,043,435	88,441,140	45,725,344
● Foreign corporate securities	-	1,095,893	393,956	4,714,900	6,204,749	5,729,357
● National treasury notes	-	1,844,910	-	10,482,335	12,327,245	2,816,750
● Brazilian foreign debt securities	-	-	-	406,205	406,205	713,555
● Debentures	-	-	434,889	4,943,552	5,378,441	-
● Financial treasury bills	-	115,750	-	591,416	707,166	287,956
Privatization rights	-	-	-	39,273	39,273	44,127
Given in guarantee	30,891	2,055,424	430,179	15,957,463	18,473,957	19,700,551
● National treasury notes	-	45,508	-	13,577,234	13,622,742	12,209,481
● National treasury bills	-	1,552,326	430,179	42,787	2,025,292	4,067,036
● Financial treasury bills	571	457,590	-	2,258,364	2,716,525	3,054,238
● Other	30,320	-	-	79,078	109,398	369,796
Derivative financial instruments (1) (5)	10,750,584	2,357,250	745,206	917,554	14,770,594	14,239,424

106    Economic and Financial Analysis Report – December 2018

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Notes to the Consolidated Financial Statements

Securities	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2018 (3) (4)	Total in 2017 (3) (4)
	days	days	days	days
Securities sold under repurchase agreements - unrestricted	-	3,074,454	1,096,942	243,875	4,415,271	5,011,016
● National treasury bills	-	3,074,454	1,096,942	-	4,171,396	2,735,165
● National treasury notes	-	-	-	243,875	243,875	2,273,706
● Financial treasury bills	-	-	-	-	-	2,145
Total	48,694,889	52,022,591	17,744,224	445,031,067	563,492,771	500,609,064
%	8.7	9.2	3.1	79.0	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the instruments, we are classifying the derivative financial instruments, in the "Securities for Trading" category. For derivative financial instruments considered as accounting hedge, the category used is "Available-for-Sale Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as from June 30, 2018, Management decided to reclassify Securities available for Sale to Held to Maturity, in the amount of R$ 17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$ (297,343) thousand, was retained in shareholders’ equity and will be recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk management strategy. In the second semester of 2018 and in 2017, there were no sales or reclassifications of securities classified in this category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the year ended on December 31, 2018, there were impairment losses on financial assets (mostly debentures), net of reversals, related to securities classified as “Available-for-Sale” and “Held-to-Maturity” in the amount of R$ 981,233 thousand (R$ 2,517,178 thousand in 2017).

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Notes to the Consolidated Financial Statements

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, relating an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro-strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure’s key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

108    Economic and Financial Analysis Report – December 2018

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recognized by index

	On December 31 - R$ thousand
	2018					2017
	Nominal value	Net amount value	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts
Purchase commitments:	237,744,206		12,333	-	12,333	144,621,001		4,991	-	4,991
- Interbank market	183,952,954	54,745,811	8,902	-	8,902	96,081,180	-	3,693	-	3,693
- Foreign currency	53,491,092	-	3,174	-	3,174	48,376,597	-	1,142	-	1,142
- Other	300,160	11,359	257	-	257	163,224	49,452	156	-	156
Sale commitments:	195,027,332		(21,283)	-	(21,283)	200,190,106		(155,304)	-	(155,304)
- Interbank market (1)	129,207,143	-	(19,133)	-	(19,133)	132,837,699	36,756,519	(154,293)	-	(154,293)
- Foreign currency (2)	65,531,388	12,040,296	(1,911)	-	(1,911)	67,238,635	18,862,038	(902)	-	(902)
- Other	288,801	-	(239)	-	(239)	113,772	-	(109)	-	(109)

Option contracts
Purchase commitments:	53,476,567		1,402,844	108,423	1,511,267	18,442,138		1,108,439	4,355	1,112,794
- Interbank market	37,543,735	510,899	530,930	29,882	560,812	10,663,668	1,047,539	467,116	6,637	473,753
- Foreign currency	15,102,480	3,464,719	825,937	72,814	898,751	7,335,027	-	630,326	(25,298)	605,028
- Other	830,352	106,623	45,977	5,727	51,704	443,443	215,302	10,997	23,016	34,013
Sale commitments:	49,394,326		(1,659,204)	13,854	(1,645,350)	20,118,364		(1,011,859)	46,336	(965,523)
- Interbank market	37,032,836	-	(1,001,378)	(29,965)	(1,031,343)	9,616,129	-	(529,822)	(5,926)	(535,748)
- Foreign currency	11,637,761	-	(603,380)	31,513	(571,867)	10,274,094	2,939,067	(459,139)	49,552	(409,587)
- Other	723,729	-	(54,446)	12,306	(42,140)	228,141	-	(22,898)	2,710	(20,188)

Forward contracts
Purchase commitments:	13,597,633		731,145	-	731,145	10,486,497		(114,832)	-	(114,832)
- Interbank market	213,196	213,196	15,577	-	15,577	-	-	-	-	-
- Foreign currency	12,488,149	-	135,002	-	135,002	10,372,477	-	(113,800)	-	(113,800)
- Other	896,288	292,398	580,566	-	580,566	114,020	-	(1,032)	-	(1,032)
Sale commitments:	19,213,840		(164,382)	-	(164,382)	15,582,793		324,705	-	324,705
- Foreign currency (2)	18,609,950	6,121,801	(188,372)	-	(188,372)	14,947,271	4,574,794	(27,176)	-	(27,176)
- Other	603,890	-	23,990	-	23,990	635,522	521,502	351,881	-	351,881

Swap contracts
Assets (long position):	73,302,987		13,411,473	(1,240,227)	12,171,246	62,798,497		17,200,904	(4,795,271)	12,405,633
- Interbank market	4,439,901	2,835,083	319,859	89,857	409,716	6,286,693	3,417,373	508,363	42,409	550,772
- Fixed rate	51,759,240	23,444,731	11,671,421	(1,910,637)	9,760,784	48,791,015	23,275,888	15,958,368	(5,664,002)	10,294,366
- Foreign currency	15,551,428	-	1,296,270	461,908	1,758,178	6,161,641	-	696,030	555,291	1,251,321
- IGPM	753,483	7,483	55,729	54,100	109,829	652,450	-	2,482	44,228	46,710
- Other	798,935	-	68,194	64,545	132,739	906,698	-	35,661	226,803	262,464

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2018					2017
	Nominal value	Net amount value	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value	Original amortized cost	Mark-to-market adjustment	Fair value
Liabilities (unrestricted position):	56,105,194		(10,325,457)	(3,651,012)	(13,976,469)	45,743,215		(8,806,864)	(3,841,175)	(12,648,039)
- Interbank market	1,604,818	-	(18,891)	(27,358)	(46,249)	2,869,320	-	(117,657)	(38,488)	(156,145)
- Fixed rate	28,314,509	-	(6,187,482)	(3,397,316)	(9,584,798)	25,515,127	-	(7,016,419)	(3,438,815)	(10,455,234)
- Foreign currency	23,368,049	7,816,621	(3,751,368)	25,542	(3,725,826)	14,288,568	8,126,927	(1,476,907)	(81,285)	(1,558,192)
- IGPM	746,000	-	(117,080)	(75,723)	(192,803)	728,000	75,550	(36,205)	(70,796)	(107,001)
- Other	2,071,818	1,272,883	(250,636)	(176,157)	(426,793)	2,342,200	1,435,502	(159,676)	(211,791)	(371,467)
Total	697,862,085		3,387,469	(4,768,962)	(1,381,493)	517,982,611		8,550,180	(8,585,755)	(35,575)

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$ 8,285,152 thousand (R$ 6,769,979 in 2017); and (ii) accounting hedges to protect interbank investments, in the amount of R$ 9,784,183 thousand (R$ 16,030,487 thousand in 2017) (note 7f); and

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$ 59,884,730 thousand (R$ 49,543,254 thousand in 2017).

110    Economic and Financial Analysis Report – December 2018

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	On December 31 - R$ thousand
	2018									2017
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	13,411,473	(1,240,227)	12,171,246	82.4	12,140,766	-	-	30,480	12,171,246	12,405,633
Adjustment receivable - future	12,333	-	12,333	0.1	12,333	-	-	-	12,333	4,991
Receivable forward purchases	882,677	-	882,677	6.0	201,434	123,425	544,004	13,814	882,677	163,775
Receivable forward sales (1)	193,071	-	193,071	1.3	44,060	26,997	118,992	3,022	193,071	552,231
Premiums on exercisable options	1,402,844	108,423	1,511,267	10.2	549,625	9,194	82,210	870,238	1,511,267	1,112,794
Total assets (A)	15,902,398	(1,131,804)	14,770,594	100.0	12,948,218	159,616	745,206	917,554	14,770,594	14,239,424
Adjustment payables - swaps	(10,325,457)	(3,651,012)	(13,976,469)	86.6	(13,946,280)	-	-	(30,189)	(13,976,469)	(12,648,039)
Adjustment payables - future	(21,283)	-	(21,283)	0.1	(21,283)	-	-	-	(21,283)	(155,304)
Payable forward purchases	(151,532)	-	(151,532)	0.9	(71,237)	(50,792)	(22,432)	(7,071)	(151,532)	(278,607)
Payable forward sales	(357,453)	-	(357,453)	2.2	(168,047)	(119,813)	(52,914)	(16,679)	(357,453)	(227,526)
Premiums on written options	(1,659,204)	13,854	(1,645,350)	10.2	(1,021,818)	(41,177)	(86,807)	(495,548)	(1,645,350)	(965,523)
Total liabilities (B)	(12,514,929)	(3,637,158)	(16,152,087)	100.0	(15,228,665)	(211,782)	(162,153)	(549,487)	(16,152,087)	(14,274,999)

Net Effect (A-B)	3,387,469	(4,768,962)	(1,381,493)		(2,280,447)	(52,166)	583,053	368,067	(1,381,493)	(35,575)

(1)   Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Nominal Value)

	On December 31 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2018	2017
	days	days	days	days
Futures contracts (1)	202,017,588	30,847,896	23,551,869	176,354,185	432,771,538	344,811,107
Option contracts	16,416,087	3,263,816	38,695,326	44,495,664	102,870,893	38,560,502
Forward contracts (1)	19,008,661	8,405,384	4,195,332	1,202,096	32,811,473	26,069,290
Swap contracts	4,388,287	12,029,281	35,170,283	77,820,330	129,408,181	108,541,712
Total in 2018	241,830,623	54,546,377	101,612,810	299,872,275	697,862,085
Total in 2017	166,528,634	42,254,988	33,073,697	276,125,292		517,982,611

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	On December 31 - R$ thousand
	2018	2017
Government securities
National treasury bills	-	2,401,816
National treasury notes	4,525,418	4,555,551
Total	4,525,418	6,957,367

V)  Revenues and expenses, net

	Years ended December 31 - R$ thousand
	2018	2017
Swap contracts	(1,614,631)	227,089
Forward contracts (1)	(585,339)	(685,037)
Option contracts	(164,181)	(227,736)
Futures contracts (1)	(8,347,172)	(992,900)
Foreign exchange variation of assets and liabilities overseas	4,335,238	445,982
Total (Note 7g)	(6,376,085)	(1,232,602)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On December 31 - R$ thousand
	2018	2017
B3 (stock exchange)	488,039,597	338,227,005
B3 (over-the-counter)	163,937,706	143,299,608
Financial Institutions	89,673,925	87,985,959
Companies	74,165,418	55,170,349
Individuals	98,363	143,300
Overseas (stock exchange) (1)	31,202,691	32,785,342
Overseas (over-the-counter) (1)	14,682,091	3,670,656
Total	697,862,085	517,982,611

 (1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)   Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	On December 31 - R$ thousand
	2018	2017
Risk received in credit Swaps:	3,330,639	584,987
- Debt securities issued by companies	749,735	468,214
- Bonds of the Brazilian public debt	2,574,317	116,773
- Bonds of foreign public debt	6,587	-
Risk transferred in credit Swaps:	(271,236)	-
- Brazilian public debt derivatives	(96,870)	-
- Foreign public debt derivatives	(174,366)	-
Total net credit risk value	3,059,403	584,987
Effect on Shareholders' Equity	61,551	49,162
Remuneration on the counterparty receiving the risk	(7,372)	195

112    Economic and Financial Analysis Report – December 2018

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Notes to the Consolidated Financial Statements

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

f)    Hedge Accounting

On December 31, 2018, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082/02, composed by:

I)    Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	9,784,183	8,048,943	-	-
Hedge of interest payments on funding (2)	8,285,152	8,054,345	(140,745)	(84,447)
Total in 2018	18,069,335	16,103,288	(140,745)	(84,447)
*
Hedge of interest receipts from investments in securities (1)	16,030,487	14,708,544	40,060	24,036
Hedge of interest payments on funding (2)	6,769,979	6,671,048	(84,044)	(50,426)
Total in 2017	22,800,466	21,379,592	(43,984)	(26,390)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2019, making the cash flow prefixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2020, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$ (33,690) thousand.

The gains/(losses) related to the cash flow hedge recorded in the income statements in the year ended on December 31, 2018 were R$ 22,970 thousand (2017 – R$ 13,944 thousand).

II)   Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,375,232	755,611	(269,039)	(161,423)
Total in 2018	1,375,232	755,611	(269,039)	(161,423)
*
Hedge of exchange variation on future cash flows (1)	1,110,888	582,567	(59,739)	(35,843)
Total in 2017	1,110,888	582,567	(59,739)	(35,843)

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

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Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$ 4,775 thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in the year ended on December 31, 2018 were R$ (7,943) thousand (2017 – R$ (359) thousand.

g)   Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Years ended December 31 - R$ thousand
	2018	2017
Fixed income securities (1)	21,787,124	21,667,219
Interbank investments (Note 6b)	9,311,819	18,356,673
Equity securities (2)	247,561	1,245,755
Subtotal	31,346,504	41,269,647
Income from insurance, pension plans and capitalization bonds (3)	24,923,391	28,345,353
Income from derivative financial instruments (Note 7d V)	(6,376,085)	(1,232,602)
Total	49,893,810	68,382,398

(1) In the year ended on December 31, 2018, there were losses due to impairment of financial assets (mostly debentures), net of reversals, in the amount of R$ 979,765 thousand (R$ 2,487,725 thousand in 2017);

(2) In the year ended on December 31, 2017, there were losses due to impairment of shares in the amount of R$ 29,453 thousand; and

(3) In the year ended on December 31, 2018, there were losses due to impairment in the amount of R$ 1,468 thousand.

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	On December 31 - R$ thousand
	Remuneration	2018	2017
Compulsory deposit – demand deposits	not remunerated	7,186,254	4,415,702
Compulsory deposit – savings deposits	savings index	21,999,114	24,672,508
Compulsory deposit – time deposits	Selic rate	58,411,548	37,579,791
Requirement rural loans funds	not remunerated	-	46,225
Reserve requirement – SFH	TR + interest rate	1,283,317	1,217,337
Total		88,880,233	67,931,563

For more information on compulsory deposits see Note 34.

b)   Revenue from reserve requirement

	Years ended December 31 - R$ thousand
	2018	2017
Reserve requirement – Bacen (Compulsory deposit)	3,916,299	4,881,319
Reserve requirement – SFH	50,208	54,142
Total	3,966,507	4,935,461

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Notes to the Consolidated Financial Statements

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On December 31 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (A)	% (4)	Total in 2017 (A)	% (4)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	22,203,208	11,247,239	8,880,347	21,305,726	25,577,376	75,293,001	164,506,897	35.7	149,632,983	35.4
Financing	4,843,528	4,992,333	3,618,280	10,304,050	14,673,396	94,993,593	133,425,180	29.0	123,493,294	29.2
Agricultural and agribusiness loans	708,431	883,765	889,401	3,171,885	5,978,208	8,298,395	19,930,085	4.3	19,934,705	4.7
Subtotal	27,755,167	17,123,337	13,388,028	34,781,661	46,228,980	178,584,989	317,862,162	69.0	293,060,982	69.3
Leases	93,240	87,987	85,056	225,530	370,644	1,079,859	1,942,316	0.4	2,120,826	0.5
Advances on foreign exchange contracts (2)	1,418,072	1,691,617	1,501,668	5,516,585	3,950,908	65,079	14,143,929	3.1	9,319,868	2.2
Subtotal	29,266,479	18,902,941	14,974,752	40,523,776	50,550,532	179,729,927	333,948,407	72.5	304,501,676	72.0
Other receivables (3)	23,010,117	9,897,502	3,839,851	6,619,217	4,227,388	607,834	48,201,909	10.5	35,765,169	8.5
Total loans	52,276,596	28,800,443	18,814,603	47,142,993	54,777,920	180,337,761	382,150,316	83.0	340,266,845	80.5
Acquisition of credit card receivables	1,379,816	802,771	459,614	805,428	481,272	-	3,928,901	0.9	2,668,353	0.6
Subtotal	53,656,412	29,603,214	19,274,217	47,948,421	55,259,192	180,337,761	386,079,217	83.9	342,935,198	81.1
Sureties and guarantees	2,975,110	1,435,271	1,299,313	7,316,209	10,954,418	48,890,643	72,870,964	15.8	78,867,347	18.6
Loan assignment - real estate receivables certificate	30,450	30,449	30,447	87,628	130,776	439,678	749,428	0.2	902,429	0.2
Guarantee given on rural loans assigned	-	-	-	-	8,544	57,119	65,663	-	76,984	-
Letters of credit for imports	71,965	63,277	21,371	201,046	3,934	-	361,593	0.1	294,229	0.1
Confirmed exports loans	20,000	431	-	21,515	28,445	-	70,391	-	62,537	-
Total - Off-balance-sheet accounts	3,097,525	1,529,428	1,351,131	7,626,398	11,126,117	49,387,440	74,118,039	16.1	80,203,526	18.9
Total in 2018	56,753,937	31,132,642	20,625,348	55,574,819	66,385,309	229,725,201	460,197,256	100.0
Total in 2017	44,083,363	31,712,299	18,136,948	47,320,447	63,137,375	218,748,292			423,138,724	100.0

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2018 (B)	% (4)	Total in 2017 (B)	% (4)
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,538,830	980,529	1,072,325	2,262,097	3,367,568	9,221,349	84.3	9,831,873	83.6
Financing	234,323	175,235	112,685	257,478	235,935	1,015,656	9.3	1,185,609	10.1
Agricultural and agribusiness loans	19,988	29,511	71,386	98,495	38,979	258,359	2.4	361,187	3.1
Subtotal	1,793,141	1,185,275	1,256,396	2,618,070	3,642,482	10,495,364	96.0	11,378,669	96.8
Leases	4,731	3,813	3,039	5,634	1,459	18,676	0.2	31,175	0.3
Advances on foreign exchange contracts (2)	4,699	8,715	507	87,396	1,838	103,155	0.9	110,536	0.9
Subtotal	1,802,571	1,197,803	1,259,942	2,711,100	3,645,779	10,617,195	97.1	11,520,380	98.0
Other receivables (3)	34,856	27,450	62,127	81,008	111,908	317,349	2.9	235,928	2.0
Total in 2018	1,837,427	1,225,253	1,322,069	2,792,108	3,757,687	10,934,544	100.0
Total in 2017	1,710,269	1,390,306	1,178,413	2,960,423	4,516,897			11,756,308	100.0

	On December 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2018 (C)	% (4)	Total in 2017 (C)	% (4)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	601,679	524,215	426,437	1,084,560	1,667,549	4,534,006	8,838,446	64.4	10,781,179	61.7
Financing	177,239	187,037	151,512	407,074	650,638	2,909,800	4,483,300	32.6	6,225,552	35.7
Agricultural and agribusiness loans	946	1,972	3,562	12,710	42,792	72,831	134,813	1.0	291,808	1.7
Subtotal	779,864	713,224	581,511	1,504,344	2,360,979	7,516,637	13,456,559	98.0	17,298,539	99.1
Leases	6,163	5,239	4,004	12,203	21,116	80,145	128,870	0.9	97,858	0.6
Subtotal	786,027	718,463	585,515	1,516,547	2,382,095	7,596,782	13,585,429	98.9	17,396,397	99.7
Other receivables (3)	5,104	4,762	4,240	11,511	17,911	104,003	147,531	1.1	50,865	0.3
Total in 2018	791,131	723,225	589,755	1,528,058	2,400,006	7,700,785	13,732,960	100.0
Total in 2017	952,793	840,246	846,093	1,950,805	2,988,928	9,868,397			17,447,262	100.0

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Total
	Total in 2018 (A+B+C)	% (4)	Total in 2017 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	182,566,692	37.7	170,246,035	37.6
Financing	138,924,136	28.7	130,904,455	28.9
Agricultural and agribusiness loans	20,323,257	4.2	20,587,700	4.6
Subtotal	341,814,085	70.6	321,738,190	71.1
Leases	2,089,862	0.4	2,249,859	0.5
Advances on foreign exchange contracts (2) (Note 10a)	14,247,084	2.9	9,430,404	2.1
Subtotal	358,151,031	73.9	333,418,453	73.7
Other receivables (3)	48,666,789	10.0	36,051,962	8.0
Total loans	406,817,820	83.9	369,470,415	81.7
Acquisition of credit card receivables	3,928,901	0.8	2,668,353	0.6
Subtotal	410,746,721	84.7	372,138,768	82.3
Sureties and guarantees	72,870,964	15.0	78,867,347	17.4
Loan assignment - real estate receivables certificate	749,428	0.2	902,429	0.2
Guarantee given on rural loans assigned	65,663	-	76,984	-
Letters of credit for imports	361,593	0.1	294,229	0.1
Confirmed exports loans	70,391	-	62,537	-
Total - Off-balance-sheet accounts	74,118,039	15.3	80,203,526	17.7
Total in 2018	484,864,760	100.0
Total in 2017			452,342,294	100.0

(1) Including credit card loans of R$ 13,205,662 thousand (R$ 15,344,607 thousand in 2017);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$ 29,465,888 thousand (R$ 26,109,733 thousand in 2017); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in the transfer of rural credit, credits opened for importation and confirmed export credits.

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b) By type and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Discounted trade receivables and loans	22,697,299	85,652,813	15,497,190	26,905,640	6,658,475	4,486,262	4,940,242	2,590,212	13,138,559	182,566,692	38.1	170,246,035	38.0
Financing	82,694,005	28,585,111	10,254,080	9,305,063	2,096,650	1,204,229	1,255,876	684,926	2,844,196	138,924,136	29.0	130,904,455	29.2
Agricultural and agribusiness loans	4,529,664	8,674,519	4,370,067	2,076,093	339,133	76,246	50,370	58,191	148,974	20,323,257	4.2	20,587,700	4.6
Subtotal	109,920,968	122,912,443	30,121,337	38,286,796	9,094,258	5,766,737	6,246,488	3,333,329	16,131,729	341,814,085	71.3	321,738,190	71.8
Leases	332,123	314,307	1,227,159	30,053	15,632	58,704	28,598	12,727	70,559	2,089,862	0.4	2,249,859	0.5
Advances on foreign exchange contracts (2)	6,405,692	2,376,087	2,792,441	1,992,999	39,612	40,725	374,408	1,330	223,790	14,247,084	3.0	9,430,404	2.1
Subtotal	116,658,783	125,602,837	34,140,937	40,309,848	9,149,502	5,866,166	6,649,494	3,347,386	16,426,078	358,151,031	74.7	333,418,453	74.4
Other receivables	15,706,111	22,420,235	4,695,592	4,589,153	253,365	167,105	80,916	43,146	711,166	48,666,789	10.1	36,051,962	8.0
Subtotal	132,364,894	148,023,072	38,836,529	44,899,001	9,402,867	6,033,271	6,730,410	3,390,532	17,137,244	406,817,820	84.8	369,470,415	82.4
Financial guarantees provided (3)	58,032,431	3,772,435	2,149,091	8,395,269	521,738	-	-	-	-	72,870,964	15.2	78,867,347	17.6
Total in 2018	190,397,325	151,795,507	40,985,620	53,294,270	9,924,605	6,033,271	6,730,410	3,390,532	17,137,244	479,688,784	100.0
%	32.6	36.4	9.5	11.0	2.3	1.5	1.7	0.8	4.2	100.0
Total in 2017	178,568,782	130,084,098	42,352,068	49,153,772	13,808,254	7,656,290	4,264,014	2,952,535	19,497,949			448,337,762	100.0
%	39.8	29.0	9.4	11.0	3.1	1.7	1.0	0.7	4.3			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Note 10a; and

(3) The provision for losses, associated to the financial guarantees provided, is being evaluated as provided by CMN Resolution No. 4,512/16, more information on the methodology used, see Note 19c.

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Notes to the Consolidated Financial Statements

c)   Composition of loan operations by risk level and delay situation

I)       Levels of risk

	On December 31 - R$ thousand
	Levels of risk
	Non-performing loans (3)
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	-	-	1,158,372	2,574,404	1,759,351	1,570,017	1,143,134	961,004	4,566,678	13,732,960	100.0	17,447,262	100.0
1 to 30	-	-	118,646	159,418	93,107	81,894	48,607	50,982	238,477	791,131	5.8	952,793	5.5
31 to 60	-	-	93,080	138,359	76,762	71,265	57,014	45,098	241,647	723,225	5.2	840,246	4.8
61 to 90	-	-	78,041	107,669	65,811	62,284	54,075	37,560	184,315	589,755	4.3	846,093	4.8
91 to 180	-	-	150,889	263,122	189,092	179,254	110,345	109,699	525,657	1,528,058	11.1	1,950,805	11.2
181 to 360	-	-	202,679	404,569	312,068	282,309	182,611	185,536	830,234	2,400,006	17.5	2,988,928	17.1
More than 360	-	-	515,037	1,501,267	1,022,511	893,011	690,482	532,129	2,546,348	7,700,785	56.1	9,868,397	56.6
Past-due installments (2)	-	-	373,593	828,913	816,895	799,189	1,304,890	1,068,411	5,742,653	10,934,544	100.0	11,756,308	100.0
1 to 14	-	-	22,655	63,472	48,870	33,053	654,231	16,848	169,069	1,008,198	9.2	672,639	5.7
15 to 30	-	-	342,494	182,596	82,397	47,896	21,699	25,007	127,140	829,229	7.6	1,037,630	8.8
31 to 60	-	-	8,444	560,785	171,845	106,952	50,764	49,823	276,640	1,225,253	11.2	1,390,306	11.9
61 to 90	-	-	-	14,409	493,090	132,475	67,090	328,815	286,190	1,322,069	12.1	1,178,413	10.0
91 to 180	-	-	-	7,651	20,693	466,602	490,446	626,184	1,180,532	2,792,108	25.5	2,960,423	25.2
181 to 360	-	-	-	-	-	12,211	20,660	21,734	3,646,401	3,701,006	33.9	4,360,831	37.1
More than 360	-	-	-	-	-	-	-	-	56,681	56,681	0.5	156,066	1.3
Subtotal	-	-	1,531,965	3,403,317	2,576,246	2,369,206	2,448,024	2,029,415	10,309,331	24,667,504		29,203,570
Specific provision	-	-	15,320	102,099	257,624	710,762	1,224,012	1,420,591	10,309,331	14,039,739		16,828,454

(1) Percentage of maturities by installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Levels of risk
	Performing loans (2)
	AA	A	B	C	D	E	F	G	H	Total in 2018	% (1)	Total in 2017	% (1)
Installments not yet due	132,158,642	147,303,708	37,209,478	41,292,415	6,709,960	3,590,358	4,052,612	1,351,968	6,755,993	380,425,134	99.5	337,673,392	99.2
1 to 30	13,207,530	21,571,881	4,478,721	7,865,652	673,294	431,548	1,687,272	86,437	549,079	50,551,414	13.3	36,744,102	10.8
31 to 60	8,440,765	12,432,587	3,381,780	3,665,928	248,960	236,976	38,414	37,598	317,435	28,800,443	7.5	26,856,239	7.9
61 to 90	5,590,315	7,981,811	1,898,551	2,689,095	207,555	153,469	46,402	31,621	215,784	18,814,603	4.9	16,223,192	4.8
91 to 180	14,230,685	18,432,911	6,332,112	5,897,937	545,793	350,777	391,468	133,211	828,099	47,142,993	12.3	41,026,487	12.0
181 to 360	17,482,162	21,253,742	6,665,072	6,763,396	1,262,635	444,871	246,020	130,099	529,923	54,777,920	14.3	53,430,547	15.7
More than 360	73,207,185	65,630,776	14,453,242	14,410,407	3,771,723	1,972,717	1,643,036	933,002	4,315,673	180,337,761	47.2	163,392,825	48.0
Past due up to 14 days	206,252	719,364	95,086	203,269	116,661	73,707	229,774	9,149	71,920	1,725,182	0.5	2,593,453	0.8
Subtotal	132,364,894	148,023,072	37,304,564	41,495,684	6,826,621	3,664,065	4,282,386	1,361,117	6,827,913	382,150,316	100.0	340,266,845	100.0
Generic provision	-	740,115	373,045	1,244,871	682,662	1,099,220	2,141,193	952,782	6,827,913	14,061,801		12,699,936
Total in 2018	132,364,894	148,023,072	38,836,529	44,899,001	9,402,867	6,033,271	6,730,410	3,390,532	17,137,244	406,817,820
Existing provision	-	833,445	425,490	1,461,291	1,464,936	4,642,200	5,640,439	3,377,804	17,137,244	34,982,849
Minimum required provision	-	740,115	388,365	1,346,970	940,286	1,809,982	3,365,205	2,373,373	17,137,244	28,101,540
Excess provision	-	93,330	37,125	114,321	524,650	2,832,218	2,275,234	1,004,431	-	6,881,309
Total in 2017	114,222,513	126,270,682	41,868,307	39,822,819	12,922,698	7,648,898	4,264,014	2,952,535	19,497,949			369,470,415
Existing provision	-	712,568	458,716	1,336,231	1,902,674	5,464,736	4,118,336	2,932,657	19,497,949			36,423,867
Minimum required provision	-	631,353	418,683	1,194,685	1,292,270	2,294,669	2,132,007	2,066,774	19,497,949			29,528,390
Excess provision	-	81,215	40,033	141,546	610,404	3,170,067	1,986,329	865,883	-			6,895,477

(1) Percentage of maturities by installment; and
(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II)      Operations

Exposure	Operation
	On time	Past-due 0 to 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Loans	366,915,951	11,381,260	11,188,730	3,093,220	6,402,889	7,656,691	179,079	406,817,820

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	On December 31 - R$ thousand
	2018	% (1)	2017	% (1)
Largest borrower	9,092,151	2.2	9,410,382	2.5
10 largest borrowers	37,315,119	9.2	30,628,439	8.3
20 largest borrowers	52,976,450	13.0	45,506,149	12.3
50 largest borrowers	76,660,370	18.8	66,362,206	17.9
100 largest borrowers	94,185,453	27.4	82,897,313	22.4

(1) Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	On December 31 - R$ thousand
	2018	%	2017	%
Public sector	9,259,368	2.3	9,676,927	2.6
Oil, derivatives and aggregate activities	9,092,151	2.2	9,410,382	2.5
Production and distribution of electricity	1,829	-	1,322	-
Other industries	165,388	-	265,223	0.1
Private sector	397,558,452	97.7	359,793,488	97.4
Companies	204,690,732	50.3	185,805,095	50.3
Real estate and construction activities	25,267,761	6.2	29,383,442	8.0
Retail	32,472,286	8.0	23,935,638	6.5
Services	19,086,508	4.7	17,996,533	4.9
Transportation and concession	17,261,369	4.2	14,190,284	3.8
Automotive	11,284,972	2.8	10,014,454	2.7
Food products	12,040,631	3.0	8,866,028	2.4
Wholesale	11,467,168	2.8	9,045,916	2.4
Production and distribution of electricity	4,784,015	1.2	7,360,804	2.0
Iron and steel industry	7,698,444	1.9	7,001,290	1.9
Sugar and alcohol	6,907,858	1.7	7,042,811	1.9
Holding	3,872,935	1.0	3,539,364	1.0
Capital goods	3,385,548	0.8	3,740,520	1.0
Pulp and paper	3,359,793	0.8	3,358,341	0.9
Chemical	3,534,785	0.9	3,464,871	0.9
Cooperative	2,657,072	0.7	3,007,516	0.8
Financial	2,611,622	0.6	2,988,105	0.8
Leisure and tourism	3,076,927	0.8	2,570,126	0.7
Textiles	2,038,464	0.5	1,848,748	0.5
Agriculture	1,824,795	0.4	1,870,938	0.5
Oil, derivatives and aggregate activities	1,824,116	0.4	1,787,235	0.5
Other industries	28,233,663	6.9	22,792,131	6.2
Individuals	192,867,720	47.4	173,988,393	47.1
Total	406,817,820	100.0	369,470,415	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	On December 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2018 YTD (2)	% 2017 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	132,364,894	132,364,894	32.6	32.6	30.9
A	-	-	-	148,023,072	148,023,072	36.4	69.0	65.1
B	373,593	1,158,372	1,531,965	37,304,564	38,836,529	9.5	78.5	76.4
C	828,913	2,574,404	3,403,317	41,495,684	44,899,001	11.0	89.5	87.2
Subtotal	1,202,506	3,732,776	4,935,282	359,188,214	364,123,496	89.5
D	816,895	1,759,351	2,576,246	6,826,621	9,402,867	2.3	91.8	90.7
E	799,189	1,570,017	2,369,206	3,664,065	6,033,271	1.5	93.3	92.8
F	1,304,890	1,143,134	2,448,024	4,282,386	6,730,410	1.7	95.0	93.9
G	1,068,411	961,004	2,029,415	1,361,117	3,390,532	0.8	95.8	94.7
H	5,742,653	4,566,678	10,309,331	6,827,913	17,137,244	4.2	100.0	100.0
Subtotal	9,732,038	10,000,184	19,732,222	22,962,102	42,694,324	10.5
Total in 2018	10,934,544	13,732,960	24,667,504	382,150,316	406,817,820	100.0
%	2.7	3.4	6.1	93.9	100.0
Total in 2017	11,756,308	17,447,262	29,203,570	340,266,845	369,470,415
%	3.2	4.7	7.9	92.1	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

122    Economic and Financial Analysis Report – December 2018

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Notes to the Consolidated Financial Statements

Level of risk	On December 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2018 YTD (1)	% 2017 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	740,115	740,115	93,330	833,445	0.6	0.6
B	1.0	3,736	11,584	15,320	373,045	388,365	37,125	425,490	1.1	1.1
C	3.0	24,867	77,232	102,099	1,244,871	1,346,970	114,321	1,461,291	3.3	3.4
Subtotal		28,603	88,816	117,419	2,358,031	2,475,450	244,776	2,720,226	0.7	0.8
D	10.0	81,689	175,935	257,624	682,662	940,286	524,650	1,464,936	15.6	14.7
E	30.0	239,757	471,005	710,762	1,099,220	1,809,982	2,832,218	4,642,200	76.9	71.4
F	50.0	652,445	571,567	1,224,012	2,141,193	3,365,205	2,275,234	5,640,439	83.8	96.6
G	70.0	747,888	672,703	1,420,591	952,782	2,373,373	1,004,431	3,377,804	99.6	99.3
H	100.0	5,742,653	4,566,678	10,309,331	6,827,913	17,137,244	-	17,137,244	100.0	100.0
Subtotal		7,464,432	6,457,888	13,922,320	11,703,770	25,626,090	6,636,533	32,262,623	75.6	71.7
Total in 2018		7,493,035	6,546,704	14,039,739	14,061,801	28,101,540	6,881,309	34,982,849	8.6
%		21.4	18.7	40.1	40.2	80.3	19.7	100.0
Total in 2017		8,285,345	8,543,109	16,828,454	12,699,936	29,528,390	6,895,477	36,423,867		9.9
%		22.7	23.5	46.2	34.9	81.1	18.9	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	Years ended December 31 - R$ thousand
	2018	2017
- Specific provision (1)	16,828,454	22,386,423
- Generic provision (2)	12,699,936	10,737,580
- Excess provision (3) (4)	6,895,477	7,490,351
- Loans	6,895,477	4,429,361
- Guarantees provided (4)	-	3,060,990
Opening balance on December 31	36,423,867	40,614,354
Accounting for allowance for loan losses (Note 9h-1) (5)	18,225,479	25,084,259
Accounting for/reversal of provisions for guarantees provided (4)	-	(3,060,990)
Write-offs	(19,916,376)	(26,248,164)
Exchange variation	249,879	34,408
Closing balance on December 31	34,982,849	36,423,867
- Specific provision (1)	14,039,739	16,828,454
- Generic provision (2)	14,061,801	12,699,936
- Excess provision (3)	6,881,309	6,895,477

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 9f);
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$ 3,060,990 thousand. In accordance with Resolution No. 4,512/16, in January 2017, part of this balance (R$ 604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 19b), and the remaining balance (R$ 2,456,367 thousand) was allocated to “Excess Provision - Loans”; and
(5) Includes, in the year ended on December 31, 2017, the formation of allowance for loan losses, in the amount of R$ 2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item.

h)   Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Years ended December 31 - R$ thousand
	2018	2017
Amount recognized (1)	18,225,479	22,627,892
Amount recovered (2) (3)	(7,147,095)	(7,034,857)
Allowance for Loan Losses expense net of amounts recovered	11,078,384	15,593,035

(1) In the year ended on December 31, 2017, it refers to the formation of allowance for loan losses, in the amount of R$ 25,084,259 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$ 2,456,367 thousand  (Note 9g);

(2) Classified in income from loans (Note 9j); and
(3) In the year ended on December 31, 2018, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$ 13,810,254 thousand (R$ 7,866,440 thousand in 2017), whose sale value was R$ 204,472 thousand (R$ 88,226 thousand in 2017).

124    Economic and Financial Analysis Report – December 2018

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Notes to the Consolidated Financial Statements

i)    Changes in the renegotiated portfolio

	On December 31 - R$ thousand
	2018	2017
Opening balance on December 31	17,183,869	17,501,423
Amount renegotiated	15,193,567	16,185,863
Amount received	(9,472,888)	(10,108,040)
Write-offs	(5,761,336)	(6,395,377)
Closing balance on December 31	17,143,212	17,183,869
Allowance for loan losses	13,426,625	13,146,472
Percentage on renegotiated portfolio	78.3%	76.5%

j)    Income from loans and leases

	Years ended December 31 - R$ thousand
	2018	2017
Discounted trade receivables and loans	45,334,036	47,484,571
Financing	15,370,413	16,451,085
Agricultural and agribusiness loans	1,964,890	1,706,809
Subtotal	62,669,339	65,642,465
Recovery of credits charged-off as losses	7,147,095	7,034,857
Subtotal	69,816,434	72,677,322
Leases, net of expenses	258,200	270,647
Total	70,074,634	72,947,969

10)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	On December 31 - R$ thousand
	2018	2017
Assets – other receivables
Exchange purchases pending settlement	16,843,467	13,631,206
Foreign exchange and forward documents in foreign currencies	36,149	8,185
Exchange sale receivables	3,583,992	3,816,306
(-) Advances in domestic currency received	(283,780)	(176,370)
Income receivable on advances granted	279,978	190,273
Total	20,459,806	17,469,600
Liabilities – other liabilities
Exchange sales pending settlement	3,593,445	3,854,054
Exchange purchase payables	16,205,817	13,228,153
(-) Advances on foreign exchange contracts	(14,247,084)	(9,430,404)
Other	2,206	2,822
Total	5,554,384	7,654,625
Net foreign exchange portfolio	14,905,422	9,814,975
Off-balance-sheet accounts:
- Loans available for import	361,593	294,229
- Confirmed exports loans	70,391	62,537

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Years ended December 31 - R$ thousand
	2018	2017
Foreign exchange income	1,657,135	2,286,446
Adjustments:
- Income on foreign currency financing (1)	200,184	151,836
- Income on export financing (1)	1,652,684	2,080,324
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(1,066,302)	(1,089,448)
- Funding expenses (3)	(1,669,410)	(1,628,839)
- Other (4)	592,711	(3,385)
Total adjustments	(290,133)	(489,512)
Adjusted foreign exchange income	1,367,002	1,796,934

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On December 31 - R$ thousand
	2018	2017
Deferred tax assets (Note 33c)	54,047,279	52,396,820
Credit card operations	29,465,888	28,778,086
Debtors for escrow deposits	18,729,321	17,840,698
Trade and credit receivables	19,220,547	9,780,285
Prepaid taxes	13,498,263	10,524,575
Other debtors	2,983,944	4,070,288
Payments to be reimbursed	777,868	713,828
Receivables from sale of assets	196,804	191,152
Other	661,167	840,233
Total	139,581,081	125,135,965

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Notes to the Consolidated Financial Statements

11)    OTHER ASSETS

a)   Foreclosed assets/other

	On December 31 - R$ thousand
	Cost	Provisions for devaluations	Cost net of provision
			2018	2017
Real estate	2,503,016	(1,382,582)	1,120,434	1,250,380
Vehicles and similar	528,872	(297,767)	231,105	262,774
Inventories/warehouse	15,755	-	15,755	23,336
Machinery and equipment	3,881	(3,296)	585	2,037
Other	16,565	(15,359)	1,206	5,782
Total in 2018	3,068,089	(1,699,004)	1,369,085
Total in 2017	2,933,208	(1,388,899)		1,544,309

b)   Prepaid expenses

	On December 31 - R$ thousand
	2018	2017
Deferred insurance acquisition costs (1)	973,808	1,127,904
Commission on the placement of loans and financing (2)	540,125	406,722
Advertising and marketing expenses (3)	190,112	129,284
Other (4)	503,051	1,057,521
Total	2,207,096	2,721,431

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

12)    INVESTMENTS

a)   Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On December 31 - R$ thousand
	2018	2017
- Cielo S.A.	4,124,373	4,364,415
- Elo Participações S.A.	1,260,912	1,048,664
- Fleury S.A.	699,927	692,380
- IRB-Brasil Resseguros S.A.	606,161	543,025
- Swiss Re Corporate Solutions Brasil (1)	345,036	463,400
- Aquarius Participações S.A. (2)	43,030	263,630
- Haitong Banco de Investimento do Brasil S.A.	100,597	105,649
- Others (1)	476,532	393,253
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	7,656,568	7,874,416
- Tax incentives	95,585	234,717
- Other investments	142,901	168,189
Provision for:
- Tax incentives	(51,486)	(207,933)
- Other investments	(32,379)	(46,802)
Total investments	7,811,189	8,022,587

 (1) In the year ended in 2018, impairment losses were recorded in the line “unconsolidated and jointly controlled companies” in the amount of R$ 107,000 thousand (R$ 31,868 thousand in 2017); and

(2) In December 2018, the partial spin-off of Fidelity Processadora S.A. occurred, a company controlled by Aquarius Participações S.A.

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Notes to the Consolidated Financial Statements

b)   The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Share of profit (loss) of unconsolidated and jointly controlled companies”, and are demonstrated below:

Companies	Years ended December 31 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			Ordinary (ON)	Preferential (PN) Preferential (PN)			2018	2017
- Elo Participações S.A. (2)	1,052,000	2,521,320	372	-	50.01%	575,967	288,041	161,170
- Aquarius Participações S.A. (3)	63,600	87,816	30,541	623	49.00%	266,876	130,769	116,070
- Haitong Banco de Investimento do Brasil S.A.	420,000	502,985	12,734	12,734	20.00%	3,010	602	(22,637)
- Others (4)							1,199,405	1,250,667
Share of profit (loss) of unconsolidated and jointly controlled companies							1,618,817	1,505,270

(1) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) In December 2018, the partial spin-off of Fidelity Processadora S.A. occurred, a company controlled by Aquarius Participações S.A.; and

(4) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

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Notes to the Consolidated Financial Statements

13)    PREMISES AND EQUIPMENT

	On December 31 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2018	2017
Property and equipment:
- Buildings	4%	2,321,247	(698,923)	1,622,324	1,154,636
- Land	-	818,755	-	818,755	810,399
Facilities, furniture and premises and equipment	10%	6,216,815	(3,144,381)	3,072,434	2,564,367
Security and communication systems (1)	10%	379,099	(236,293)	142,806	135,349
Data processing systems (1)	20 to 40%	7,706,747	(5,325,267)	2,381,480	2,822,322
Transportation systems	10 to 20%	92,403	(60,760)	31,643	38,459
Fixed Assets in course	-	90,398	-	90,398	219,117
Total in 2018		17,625,464	(9,465,624)	8,159,840
Total in 2017		15,853,256	(8,108,607)		7,744,649

(1) In the year ended in 2018, Impairment losses were recognized in the lines “Other Operating Expenses” in the amount of R$ 31,323 thousand (R$ 52,450 thousand in 2017).

The fixed assets to shareholders’ equity ratio is 36.3% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0% as required by Resolution No 2,669/99.

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$ 7,556,536 thousand, net of accumulated amortization, as applicable, of which: (i) R$ 1,719,668 thousand recognized in ‘Permanent Assets – Investments’ arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$ 5,836,868 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

In the year ended on December 31, 2018, goodwill was amortized totaling R$ 2,115,506 thousand (R$ 2,460,210 thousand in 2017) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On December 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2018	2017
Acquisition of financial services rights	Contract	7,176,668	(2,381,532)	4,795,136	4,051,898
Software (2)	20%	11,574,895	(8,333,615)	3,241,280	3,790,418
Goodwill (3)	Up to 20%	11,947,732	(6,110,864)	5,836,868	7,358,541
Other	Contract	49,984	(27,917)	22,067	32,993
Total in 2018		30,749,279	(16,853,928)	13,895,351
Total in 2017		29,709,180	(14,475,330)		15,233,850

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under “Other Administrative Expenses”; and (ii) Acquisition of Payroll and Goodwill in “Other Operating Expenses”;

(2) Software acquired and/or developed by specialized companies; and

(3) On December 31, 2018, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$ 549,406 thousand, Odontoprev - R$ 42,862 thousand, Odonto System – R$ 198,416 thousand, Bradescard Mexico - R$ 15,490 thousand, Europ Assistance - R$ 265 thousand, Bradesco BBI S.A. - R$ 100,638 thousand, Kirton Bank - R$ 4,490,388 thousand, Fidelity Processadora - R$ 211,301 thousand and RCB Investimentos - R$ 221,037 thousand, value subject to change due to price adjustment.

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	On December 31 - R$ thousand
	Opening balance	Additions / (reductions) (1)	Amortization for the period	Closing balance
Acquisition of financial services rights	4,051,898	1,859,743	(1,116,505)	4,795,136
Software	3,790,418	812,131	(1,361,269)	3,241,280
Goodwill – Future profitability	3,761,412	627,222	(983,982)	3,404,652
Goodwill – Based on intangible assets and other reasons	2,548,412	52,623	(802,677)	1,798,358
Goodwill – Difference in fair value of assets/liabilities	1,048,717	(86,012)	(328,847)	633,858
Other	32,993	(5,144)	(5,782)	22,067
Total in 2018	15,233,850	3,260,563	(4,599,062)	13,895,351
Total in 2017	16,338,785	3,686,281	(4,791,216)	15,233,850

 (1) Includes, in the year ended in December 31, 2018, impairment in the amount of R$ 446,798 thousand (R$ 57,427 thousand in 2017).

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15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
● Demand deposits (1)	35,318,292	-	-	-	35,318,292	34,088,616
● Savings deposits (1)	111,170,912	-	-	-	111,170,912	103,332,697
● Interbank deposits	154,264	228,111	3,631	24,969	410,975	2,168,625
● Time deposits (2)	8,697,190	15,639,175	42,076,109	128,986,247	195,398,721	125,617,424
Total in 2018	155,340,658	15,867,286	42,079,740	129,011,216	342,298,900
%	45.4	4.6	12.3	37.7	100.0
Total in 2017	143,818,887	11,604,118	11,764,124	98,020,233		265,207,362
%	54.2	4.4	4.4	37.0		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Own portfolio	115,730,394	3,184,159	1,342,091	939,212	121,195,856	101,000,061
● Government securities	101,450,382	205,445	87,816	-	101,743,643	48,069,452
● Debentures of own issuance	5,741,412	2,978,714	1,092,771	30,265	9,843,162	44,581,240
● Foreign	8,538,600	-	161,504	908,947	9,609,051	8,349,369
Third-party portfolio (1)	61,059,702	-	-	-	61,059,702	123,753,860
Unrestricted portfolio (1)	8,422,107	234,212	-	-	8,656,319	8,713,623
Total in 2018	185,212,203	3,418,371	1,342,091	939,212	190,911,877
%	97.0	1.8	0.7	0.5	100.0
Total in 2017	191,928,034	15,719,159	19,699,619	6,120,732		233,467,544
%	82.3	6.7	8.4	2.6		100.0

(1)  Represented by government securities.

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c)   Funds from issuance of securities

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
Securities – Brazil:
- Financial bills	1,547,274	13,816,662	16,836,317	71,804,983	104,005,236	93,570,141
- Letters of credit for real estate	493,425	8,579,819	13,040,573	3,267,902	25,381,719	27,020,911
- Letters of credit for agribusiness	516,795	6,404,679	3,691,895	2,495,226	13,108,595	10,973,682
- Letters of credit property guaranteed (2)	-	-	-	476,332	476,332	-
Subtotal	2,557,494	28,801,160	33,568,785	78,044,443	142,971,882	131,564,734
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	20,263	375,174	367,578	2,079,163	2,842,178	2,464,179
- MTN Program Issues (1)	4,207	-	19,292	1,246,910	1,270,409	634,549
- Issuance costs	-	-	-	(20,355)	(20,355)	(20,639)
Subtotal	24,470	375,174	386,870	3,305,718	4,092,232	3,078,089
Structured Operations Certificates	8,789	260,272	234,934	152,621	656,616	368,485
Total in 2018	2,590,753	29,436,606	34,190,589	81,502,782	147,720,730
%	1.8	19.9	23.1	55.2	100.0
Total in 2017	3,371,432	31,282,315	48,453,296	51,904,265		135,011,308
%	2.5	23.2	35.9	38.4		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and

(2) Funding is secured by the Real Estate Credit Portfolio, for the amount of R$ 549,665 thousand, which meets all Central Bank (BACEN) Resolution No. 4,598/17 requirements: 115.38% sufficiency (including fiduciary agent remuneration), liquidity; the asset portfolio's weighted average tenor being 309 months, issuing LIGs (secured real estate notes or 'covered bonds') with tenor 35 months, none due within 180 days, receivables corresponding to 0.05% of total assets and 61.46% of the properties' guarantee amount. The credit portfolio’s guarantor assets are mostly rated AA and A (66% and 23% respectively). In addition, the LIG Issue and the asset portfolio management policy, as required by Article 11 of BACEN Resolution No. 4,598/17, can be found at the following address https://banco.bradesco/html/prime/produtos-servicos/investimentos/letra-imobiliaria-garantida.shtm.

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d)    Movement of funds from issuance of securities

	R$ thousand
	2018	2017
Opening balance on December 31	135,011,308	150,807,358
Issuance	85,817,689	62,237,380
Interest	9,339,229	13,287,164
Settlement and interest payments	(82,973,990)	(91,230,401)
Exchange variation	526,494	(90,193)
Closing balance on December 31	147,720,730	135,011,308

e)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Years ended December 31 - R$ thousand
	2018	2017
Savings deposits	4,646,528	5,730,457
Time deposits	6,228,723	7,521,431
Securities sold under agreements to repurchase	15,094,786	24,248,326
Funds from issuance of securities	9,339,229	13,287,164
Subordinated debts (Note 18)	3,517,067	5,100,017
Other funding expenses	641,600	644,013
Subtotal	39,467,933	56,531,408
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	13,365,526	18,174,550
Total	52,833,459	74,705,958

16)    BORROWING AND ON-LENDING

a)   Borrowing

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
In Brazil - Other Institutions	101	-	-	-	101	2,819
Overseas	5,747,864	13,500,609	8,624,551	1,808,215	29,681,239	18,518,894
Total in 2018	5,747,965	13,500,609	8,624,551	1,808,215	29,681,340
%	19.4	45.4	29.1	6.1	100.0
Total in 2017	3,056,325	8,979,714	5,242,846	1,242,828		18,521,713
%	16.5	48.5	28.3	6.7		100.0

b)   On-lending

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2018	2017
In Brazil	881,476	3,230,381	3,519,578	17,538,623	25,170,058	30,769,294
- FINAME	415,545	2,263,759	2,425,438	9,222,862	14,327,604	16,877,731
- BNDES	465,806	966,622	987,096	8,315,761	10,735,285	13,792,853
- National Treasury	-	-	105,725	-	105,725	97,200
- Other institutions	125	-	1,319	-	1,444	1,510
Total in 2018	881,476	3,230,381	3,519,578	17,538,623	25,170,058
%	3.5	12.8	14.0	69.7	100.0
Total in 2017	899,537	4,738,203	5,415,039	19,716,515		30,769,294
%	2.9	15.4	17.6	64.1		100.0

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c)     Borrowing and on-lending expenses

	Years ended December 31 - R$ thousand
	2018	2017
Borrowing:
- In Brazil	75,557	457,400
- Overseas	9,284,395	1,194,691
- Exchange variation from assets and liabilities overseas	(4,057,396)	(236,292)
Subtotal borrowing	5,302,556	1,415,799
On-lending in Brazil:
- BNDES	824,260	1,130,511
- FINAME	747,745	708,242
- National Treasury	4,215	7,023
- Other institutions	5	55
On-lending overseas:
- Payables to foreign bankers (Note 10a)	1,066,302	1,089,448
Subtotal on-lending	2,642,527	2,935,279
Total	7,945,083	4,351,078

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss, of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement, including those related to incorporated banks are evaluated individually based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$ 2,562,453 thousand (R$ 2,489,247 thousand in 2017): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

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-        Pension Contributions – R$ 1,729,211 thousand (R$ 1,466,469 thousand in 2017): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

-        IRPJ/CSLL on losses of credits – R$ 1,461,621 thousand (R$ 1,614,663 thousand in 2017): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        IRPJ/CSLL on MTM – R$ 607.258 thousand: IRPJ and CSLL deficiency note related to the exclusions of revenues marking Securities at fair value in 2007;

-        INSS Autonomous Brokers – R$ 470,237 thousand (R$ 643,655 thousand in 2017): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-        INSS – Contribution to SAT – R$ 417,442 thousand (R$ 401,018 thousand in 2017): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV -   Provisions by nature

	On December 31 - R$ thousand
	2018	2017
Labor claims	5,983,603	5,554,796
Civil claims	5,614,362	5,346,563
Provision for tax risks	8,204,206	7,589,368
Total (Note 19b)	19,802,171	18,490,727

V -    Changes in provisions

	R$ thousand
	2018
	Labor	Civil	Tax (1)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368
Adjustment for inflation	677,970	508,399	386,671
Provisions, net of (reversals and write-offs)	1,289,664	912,287	531,052
Payments	(1,538,827)	(1,152,887)	(302,885)
Balance on December 31, 2018	5,983,603	5,614,362	8,204,206

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss

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are not recognized as a liability in the financial statements. The main proceedings in this category are the following:

-        2006 to 2013 IRPJ and CSLL – R$ 6,863,623 thousand (R$ 6,264,741 thousand in 2017), relating to goodwill amortization being disallowed on the acquisition of investments;

-        COFINS – R$ 5,070,337 thousand (R$ 4,902,151 thousand in 2017): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-        Leasing companies’ Tax on Services of any Nature (ISSQN), R$ 2,478,296 thousand (R$ 2,394,087 thousand in 2017) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-        IRPJ and CSLL deficiency note – 2004 to 2012 – R$ 1,759,431 thousand (R$ 2,431,844 thousand in 2017): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-        IRPJ and CSLL deficiency note – 2012 and 2013 – R$ 1,689,160 thousand: due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization;

-        PIS and COFINS notifications and disallowances of compensations – R$ 1,445,126 thousand (R$ 1,399,506 thousand in 2017): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

-        IRPJ and CSLL deficiency note – R$ 859,049 thousand (R$ 969,713 thousand in 2017): relating to disallowance of exclusions with losses in collections; and

-        IRPJ and CSLL deficiency note – 2008 and 2009 – R$ 508,180 thousand (R$ 489,687 thousand in 2017): relating to profit of subsidiaries based overseas.

d)   Other matters

On May 31, 2016, a criminal proceeding was opened against three members of Bradesco’s Board of Executive Officers, carried out by the Brazilian Federal Police under the so-called “Operation Zealots”, which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against three members of the Board of Executive Officers, and a former member of its Board of Directors, which was received by the Federal District Judiciary Section’s 10th Federal Court Judge. Currently, only two of the members of Bradesco's Board of Directors remain in the process. They presented their responses in the criminal case, pointing out the facts and evidence demonstrating their innocence.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all of the information to the competent regulatory bodies, both in Brazil and abroad.

The investigation phase of the process was already completed, and is currently waiting for the decision of the first degree court.

On account of the news of Operation Zealots, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York, on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. The demand is based on the allegation that investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 suffered losses caused by alleged violation

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regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased ADS Bradesco between August 8, 2014 and July 27, 2016, as well as excluding one of the executives. The Class Action is currently, in the phase of pre-trial Discovery and class certification. On September 14, 2018, the plaintiff presented a formal request to include another class representative that has already been objected by Bradesco, which is currently being analyzed by the judge.

Considering the stage that the demand is at, it is not possible to determine the degree of exposure of Bradesco’s business and there are insufficient elements to carry out a risk assessment.

Bradesco was also summoned by the Corregedoria Geral do Ministério da Fazenda for the opening of an Administrative Accountability Process ("PAR"). This process may imply the application of a fine and/or be mentioned in public lists that may eventually bring restrictions on business with public entities.

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18)    SUBORDINATED DEBT

a)     Composition by maturity

	On December 31 - R$ thousand
	Original term in years	Nominal amount	2018	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	69,851	62,303
Financial bills:
2018 (1)	6	-	-	10,130,108
2019	6	21,858	39,261	36,139
2018 (1)	7	-	-	316,757
2019	7	3,172,835	3,490,180	3,436,734
2020	7	1,700	3,038	2,801
2022	7	4,305,011	6,010,103	5,597,559
2023	7	1,359,452	1,829,083	1,699,872
2024	7	67,450	80,479	73,861
2025 (2)	7	5,425,906	5,578,707
2018 (1)	8	-	-	119,417
2019	8	12,735	31,742	28,184
2020	8	28,556	59,398	54,383
2021	8	1,236	2,192	2,027
2023	8	1,706,846	2,464,978	2,265,488
2024	8	136,695	172,590	159,205
2025	8	6,193,653	6,427,806	6,624,611
2026 (2)	8	870,300	894,417
2021	9	7,000	14,064	13,125
2024	9	4,924	7,444	6,611
2025	9	400,944	491,031	457,679
2027 (2)	9	144,900	149,211
2021	10	19,200	44,962	40,429
2022	10	54,143	108,467	99,338
2023	10	688,064	1,146,189	1,070,085
2025	10	284,137	451,136	392,376
2026	10	361,196	480,443	438,776
2027	10	258,743	295,946	273,498
2028 (2)	10	248,300	257,524
2026	11	3,400	4,622	4,271
2027	11	47,046	58,346	53,996
2028	11	74,764	84,304	77,079
Perpetual (2)		9,201,200	9,254,743	5,004,967
Subtotal in Brazil			40,002,257	38,541,679
Overseas:
2019	10	1,333,575	2,955,140	2,523,797
2021	11	2,766,650	6,359,999	3,701,272
2022	11	1,886,720	4,335,459	5,425,738
Issuance costs on funding			(9,411)	(13,085)
Subtotal overseas			13,641,187	11,637,722
Total (3) (4)			53,643,444	50,179,401

(1) Subordinated debt transactions that matured in 2018;

(2) Issues of financial letters subordinate were recognized under the heading “Eligible Debt Capital Instruments”;

(3) It includes the amount of R$ 34,992,913 thousand (R$ 23,129,838 thousand in 2017), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and

(4) The information on results is presented on Note 15e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

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b)    Movement of subordinated debts

	R$ thousand
	2018	2017
Opening balance on December 31	50,179,401	52,611,063
Issuance	10,890,606	6,594,610
Interest	3,517,067	5,100,017
Settlement and interest payments	(12,941,124)	(14,301,613)
Exchange variation	1,997,494	175,324
Closing balance on December 31	53,643,444	50,179,401

19)    OTHER LIABILITIES

a)   Tax and social security

	On December 31 - R$ thousand
	2018	2017
Provision for deferred income tax (Note 33e)	4,120,387	4,562,687
Taxes and contributions on profit payable	2,373,261	2,416,345
Taxes and contributions payable	1,757,283	1,466,307
Total	8,250,931	8,445,339

b)   Sundry

	On December 31 - R$ thousand
	2018	2017
Credit card operations	3,912,283	6,698,199
Civil, tax and labor provisions (Note 17b)	19,802,171	18,490,727
Loan assignment obligations	8,058,619	8,454,076
Provision for payments	8,280,937	8,743,428
Sundry creditors	4,336,807	4,790,284
Liabilities for acquisition of assets and rights	1,206,376	1,480,777
Obligations by quotas of investment funds	1,142,356	1,510,229
Other (1)	5,202,210	4,853,957
Total	51,941,759	55,021,677

(1) Includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16.

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

	On December 31 - R$ thousand
	2018		2017
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	38,131,363	(261,834)	31,961,448	(306,158)
Bank sureties	33,641,541	(424,536)	43,049,075	(446,968)
Others	1,098,060	(32,847)	3,856,824	(62,274)
Total	72,870,964	(719,217)	78,867,347	(815,400)

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20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On December 31 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,218,860	1,051,507	217,884,791	207,818,859	-	-	219,103,651	208,870,366
Mathematical reserve for vested benefits	343,852	265,727	8,489,312	9,367,712	-	-	8,833,164	9,633,439
Mathematical reserve for capitalization bonds	-	-	-	-	7,153,034	6,549,944	7,153,034	6,549,944
Reserve for claims incurred but not reported (IBNR)	3,401,781	3,159,967	931,154	1,030,107	-	-	4,332,935	4,190,074
Unearned premium reserve (3)	4,283,281	4,068,716	647,709	567,369	-	-	4,930,990	4,636,085
Complementary reserve for coverage (4)	-	-	-	847,593	-	-	-	847,593
Reserve for unsettled claims	4,472,929	4,291,432	1,345,596	1,588,489	-	-	5,818,525	5,879,921
Reserve for financial surplus	-	-	549,135	514,199	-	-	549,135	514,199
Reserve for draws and redemptions	-	-	-	-	936,325	907,688	936,325	907,688
Other reserves (5)	2,186,799	1,999,157	4,813,053	2,518,757	97,596	105,342	7,097,448	4,623,256
Total technical provisions	15,907,502	14,836,506	234,660,750	224,253,085	8,186,955	7,562,974	258,755,207	246,652,565

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b)   Guarantees for technical provisions

	On December 31 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Total technical provisions	15,907,502	14,836,506	234,660,750	224,253,085	8,186,955	7,562,974	258,755,207	246,652,565
(-) Commercialization surcharge – extended warranty	(54,183)	(138,780)	-	-	-	-	(54,183)	(138,780)
(-) Portion corresponding to contracted reinsurance	(116,838)	(153,137)	(8,694)	(14,123)	-	-	(125,532)	(167,260)
(-) Receivables	(1,043,399)	(925,999)	-	-	-	-	(1,043,399)	(925,999)
(-) Unearned premium reserve – Health and dental insurance (6)	(1,376,962)	(1,268,243)	-	-	-	-	(1,376,962)	(1,268,243)
(-) Reserves from DPVAT agreements	(597,397)	(502,491)	-	-	-	-	(597,397)	(502,491)
To be insured	12,718,723	11,847,856	234,652,056	224,238,962	8,186,955	7,562,974	255,557,734	243,649,792

Investment fund quotas (VGBL and PGBL)	-	-	198,748,039	190,639,798	-	-	198,748,039	190,639,798
Investment fund quotas (excluding VGBL and PGBL)	5,155,446	5,076,006	23,230,004	21,639,087	1,112,825	1,309,037	29,498,275	28,024,130
Government securities	10,164,283	9,011,657	19,534,894	18,608,194	7,517,785	7,243,643	37,216,962	34,863,494
Shares	2,935	3,227	1,238,716	1,716,401	-	-	1,241,651	1,719,628
Private securities	15,378	18,203	151,681	164,338	-	39,918	167,059	222,459
Total technical provision guarantees	15,338,042	14,109,093	242,903,334	232,767,818	8,630,610	8,592,598	266,871,986	255,469,509

(1) “Other reserves” - Insurance includes the Provision for Insufficient Premiums (PIP) of R$ 2,133,130 thousand and the Reserve for Related Expenses of R$ 37,577 thousand;

(2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled” in the amount of R$ 2,248,238 thousand, “Reserve for related expenses” of R$ 520,613 thousand and "Other technical provisions" of R$ 2,007,136 thousand;

(3) Includes the unearned Premium Reserve of risks covered not yet issued (PPNG-RVNE) in the amount of R$ 158,535 thousand;

(4) The liability adequacy test result, conducted for the reference date of December 31, 2018, presented a total insufficiency of R$ 1,058,152 thousand which, in compliance with SUSEP Circular No. 517/15 and its amendments, was fully offset by the amount corresponding to the difference between the market value and the book-entry value of the securities given in guarantee of the technical provisions classified under the category “held to maturity”, the reason why the Complementary Reserve for Coverage (PCC) was fully reversed on the reference date of December 31, 2018;

(5) In Other technical provisions, Life and Pension Plan, includes the transfer of R$ 2,007,136 thousand of the mathematical provisions of benefits to be granted and benefits granted, with the authorization of SUSEP; and

(6) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

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c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Year ended December 31, 2018
	2018	2017
Written premiums	38,768,956	36,916,138
Pension plan contributions (including VGBL)	28,176,564	33,740,196
Capitalization bond income	6,206,751	6,051,527
Granted coinsurance premiums	(47,232)	(49,714)
Refunded premiums	(536,732)	(368,895)
Net written premiums earned	72,568,307	76,289,252
Reinsurance premiums paid	(91,463)	(191,088)
Insurance, pension plan and capitalization bond retained premiums	72,476,844	76,098,164

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On December 31 - R$ thousand
	2018	2017
Banco Bradesco BBI S.A.	5,044	17,918
Other (1)	660,466	545,483
Total	665,510	563,401

(1)  Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31
	2018	2017
Common	3,359,929,223	3,054,481,112
Preferred	3,359,928,872	3,054,480,793
Subtotal	6,719,858,095	6,108,961,905
Treasury (common shares)	(5,535,803)	(5,032,549)
Treasury (preferred shares)	(20,741,320)	(18,855,746)
Total outstanding shares	6,693,580,972	6,085,073,610

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610
Increase of capital stock with issuing of shares – bonus of 10% (1)	305,448,111	305,448,079	610,896,190
Increase of shares in treasury – bonus of 10%	(503,254)	(1,885,574)	(2,388,828)
Number of outstanding shares as at December 31, 2018	3,354,393,420	3,339,187,552	6,693,580,972

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2018.

In the Special Shareholders’ Meeting of March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 59,100,000 thousand to R$ 67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 16, 2018.

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c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 29, 2018 approved the Board of Executive Officers’ proposal to pay to the shareholders interim interest on shareholder’s equity for the first semester of 2018, of R$ 1,212,000 thousand, of which R$ 0.172465322 are per common share and R$ 0.189711854 per preferred share, whose payment was made on July 16, 2018.

The Board of Directors’ Meeting held on December 21, 2018 approved the Board of Executive Officers’ proposal to pay to the shareholders complementary interest on shareholder’s equity for the year 2018, of R$ 4,665,000 thousand, of which R$ 0.663820730 are per common share and R$ 0.730202804 per preferred share, whose payment will be made on March 8, 2019.

Interest on shareholders’ equity for the period ended on December 31, 2018 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	19,084,953
(-) Legal reserve	954,247
Adjusted calculation basis	18,130,706
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	7,298,596
Withholding income tax on interest on shareholders' equity	(1,094,789)
Interest on Shareholders’ Equity (net) accumulated in December 2018	6,203,807	34.22
Interest on Shareholders’ Equity (net) accumulated in December 2017	6,123,692	43.98

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,282,344	192,352	1,089,992
Intermediary interest on shareholders’ equity paid	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest paid on shareholders´ equity	0.754465	0.829911	4,820,000	723,000	4,097,000
Total accrued on December 31, 2017	1.133957	1.247352	7,204,344	1,080,652	6,123,692

Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,421,596	213,239	1,208,357
Intermediary interest on shareholders’ equity paid	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders’ equity provisioned	0.663821	0.730203	4,665,000	699,750	3,965,250
Total accrued on December 31, 2018	1.043284	1.147613	7,298,596	1,094,789	6,203,807

d)   Treasury shares

Bradesco acquired a total of 5,535,803 common shares and 20,741,320 preferred shares for a total amount of R$ 440,514 thousand in the year ended on December 31, 2018 which all remain in treasury. The minimum, average and maximum cost per common share is R$ 19.34962, R$ 24.55863 and 27.14350, and per preferred share is R$ 19.37456, R$ 26.98306 and R$ 33.12855, respectively. The fair value was R$ 33.85 per common share and R$ 38.65 per preferred share on December 31, 2018.

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23)    FEE AND COMMISSION INCOME

	Years ended December 31 - R$ thousand
	2018	2017
Credit card income	6,951,609	6,848,855
Checking account	7,165,667	6,652,711
Loans	3,094,990	2,984,609
Collections	1,982,037	1,965,601
Consortium management	1,683,942	1,526,660
Asset management	1,525,280	1,463,469
Underwriting/ Financial Advisory Services	815,242	801,219
Custody and brokerage services	916,083	754,966
Payments	448,416	409,267
Other	636,731	620,609
Total	25,219,997	24,027,966

24)    PAYROLL AND RELATED BENEFITS

	Years ended December 31 - R$ thousand
	2018	2017
Salaries	8,610,066	9,264,618
Benefits	4,383,644	5,430,419
Social security charges	2,997,889	3,552,172
Employee profit sharing	1,682,868	1,588,073
Provision for labor claims	1,289,664	1,010,926
Training	166,936	163,949
Total (1)	19,131,067	21,010,157

 (1) In 2017, includes the effects of the Special Voluntary Termination Plan.

25)    OTHER ADMINISTRATIVE EXPENSES

	Years ended December 31 - R$ thousand
	2018	2017
Outsourced services	4,776,441	4,794,580
Depreciation and amortization	2,795,256	2,607,527
Data processing	2,398,676	2,275,251
Communication	1,541,742	1,684,153
Asset maintenance	1,112,508	1,158,840
Rental	1,142,408	1,142,166
Financial system services	1,009,209	1,033,017
Advertising and marketing	1,136,062	942,851
Security and surveillance	748,577	818,221
Transport	749,685	782,444
Water, electricity and gas	412,789	405,515
Supplies	216,768	263,527
Travel	286,731	261,911
Other	1,111,724	1,105,753
Total	19,438,576	19,275,756

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26)    TAX EXPENSES

	Years ended December 31 - R$ thousand
	2018	2017
Contribution for Social Security Financing (COFINS)	3,855,324	3,989,959
Social Integration Program (PIS) contribution	638,409	716,203
Tax on Services (ISSQN)	1,093,891	775,117
Municipal Real Estate Tax (IPTU) expenses	124,523	102,412
Other	384,752	376,927
Total	6,096,899	5,960,618

27)    OTHER OPERATING INCOME

	Years ended December 31 - R$ thousand
	2018	2017
Other interest income	2,094,887	1,930,976
Reversal of other operating provisions (1)	2,435,334	5,358,715
Revenues from recovery of charges and expenses	285,110	287,781
Gains on sale of goods	19,767	10,632
Other	2,223,666	2,589,016
Total	7,058,764	10,177,120

(1) In the year ended on December 31, 2017, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16; and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses.

28)    OTHER OPERATING EXPENSES

	Years ended December 31 - R$ thousand
	2018	2017
Other finance costs	4,391,010	5,049,714
Sundry losses	1,814,291	1,800,668
Discount granted	1,526,080	1,503,676
Commissions on loans and financing	604,101	1,056,371
Intangible assets amortization - payroll	1,116,505	1,000,894
Goodwill amortization (Note 14a)	2,115,506	2,460,210
Other (1)	7,814,008	7,001,460
Total	19,381,501	19,872,993

(1) In the year ended on December 31, 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16.

29)    NON-OPERATING INCOME (LOSS)

	Years ended December 31 - R$ thousand
	2018	2017
Gain/loss on sale and write-off of assets and investments	(614,895)	(412,957)
Recording/reversal of non-operating provisions (1)	(361,805)	(179,067)
Other	105,887	117,309
Total	(870,813)	(474,715)

 (1) Includes primarily allowance for non-use assets (BNDU).

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30)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 3,750/99 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	On December 31 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Assets
Interbank investments	-	-	585,191	724,369	-	-	585,191	724,369
Securities and derivative financial instruments	16,015	-	19,267	-	-	-	35,282	-
Loans, other receivables and assets	9	-	326,762	3,572	49,244	-	376,015	3,572
Liabilities
Demand deposits/Savings accounts	227	297	25,968	10,162	14,769	15,094	40,964	25,553
Time deposits	1,581,681	903,293	1,059,509	93,572	103,175	72,119	2,744,365	1,068,984
Securities sold under agreements to repurchase	1,317,711	-	13,388	244,082	2,642	10,096	1,333,741	254,178
Funds from issuance of securities and subordinated debts	8,569,271	6,632,932	-	-	797,182	1,395,107	9,366,453	8,028,039
Derivative financial instruments	165	27,551	-	-	-	-	165	27,551
Interest on own capital and dividends payable	1,540,846	2,275,419	-	-	-	-	1,540,846	2,275,419
Other liabilities	-	-	10,101,886	8,827,877	5,484	-	10,107,370	8,827,877

	Years ended December 31 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Income from financial intermediation	15,024	(6,870)	36,088	73,836	-	-	51,112	66,966
Financial intermediation expenses	(793,853)	(880,189)	(47,902)	(33,165)	(55,045)	(84,818)	(896,800)	(998,172)
Income from services provided	334	-	315,832	441,381	247	-	316,413	441,381
Other expenses net of other operating revenues	(50,745)	(2,652)	(2,635,494)	(289,100)	(323,130)	-	(2,363,109)	(291,752)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

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b)   Remuneration of Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2018, the maximum amount of R$ 530,689 thousand was set for Management compensation and R$ 534,780 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and /or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	Years ended December 31 - R$ thousand
	2018	2017
Salaries	485,949	456,262
Total	485,949	456,262

Post-employment benefits

	Years ended December 31 - R$ thousand
	2018	2017
Defined contribution supplementary pension plans	474,378	473,663
Total	474,378	473,663

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On December 31
	2018	2017
● Common shares	0.55%	0.46%
● Preferred shares	1.07%	1.04%
● Total shares (1)	0.81%	0.75%

(1) On December 31, 2018, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.60% of common shares, 1.11% of preferred shares and 1.85% of all shares (2.34% of common shares, 1.08% of preferred shares and 1.71% of all shares in 2017).

.

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31)    RISK AND CAPITAL MANAGEMENT

a)     Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Board of Directors and the Executive Board in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee, whose role is to ensure compliance with the Organization's risk management processes and policies, and the Risk Committee, whose main objective is to assess the Organization's risk management framework and eventually propose improvements. Both advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b)    Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On December 31 - R$ thousand
	Prudential Conglomerate
	2018	2017
Tier I capital	90,322,147	80,084,744
Common equity	81,090,060	75,079,777
Shareholders’ equity	121,120,869	110,457,476
Non-controlling interest / Other	169,606	68,072
Prudential adjustments (1)	(40,200,415)	(35,445,771)
Additional Capital (2)	9,232,087	5,004,967
Tier II capital	27,618,026	24,588,090
Subordinated debts (Resolution No. 4,192/13)	22,416,933	16,947,024
Subordinated debts (previous to CMN Resolution No. 4,192/13)	5,201,093	7,641,066
Reference Equity (a)	117,940,173	104,672,834

- Credit risk	598,057,619	554,928,771
- Market risk	10,407,258	8,908,205
- Operational risk	53,150,786	47,605,162
Risk-weighted assets – RWA (b)	661,615,663	611,442,138

Basel ratio (a/b)	17.8%	17.1%
Tier I capital	13.7%	13.1%
- Principal capital	12.3%	12.3%
- Additional capital	1.4%	0.8%
Tier II capital	4.2%	4.0%

(1) As from January 2018, the factor applied to prudential adjustments went from 80% to 100%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13. Includes the positive effects of Resolution No. 4,680/18, reducing the impact of deferred tax assets arising from tax losses; and

(2) Authorization of subordinated debts to compose Tier I in the amount of R$ 4,179 thousand (R$ 1,737 thousand in December 2018 and in R$ 2,442 thousand in January 2019).

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Notes to the Consolidated Financial Statements

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage. Portfolio risks in these cases are monitored by:

•         Value at Risk (VaR): by the Delta-Normal methodology, with a 99% confidence level, and 10-day horizon. For the option, the models of historical simulation and the Delta-Gama-Vega are applied, whereby the most conservative of the two prevails;

•         Stress: quantifies the negative impact of extreme events, based on historical and prospective scenarios;

•         Results Management;

•         Financial Exposure/ Concentration; and

•         Sensitivity analysis.

Banking Portfolio: composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

•         Interest Rate Risk – EVE (Economic Value of Equity); and

•         Sensitivity analysis.

The Market Risk unit provides daily management reports for the controlling of the business areas and positions to the Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors. The reports are realized according to system of alerts, which determines the recipients of the risk reports in accordance with the percentage of use of limits. Thus, the higher the risk limit consumption, the more members of the Senior Management will receive the reports.

In addition to daily reports, every fortnight the positions of the Trading Portfolio are discussed in the Treasury Executive Committee and the positions of the Banking Portfolio and liquidity reports are handled by the Treasury Executive Committee for the Management of Assets and Liabilities. In both committees, the results and the risks are evaluated and the strategies are discussed. Both the governance process and the existing limits are validated by the Integrated Risk Management and Capital Allocation Committee and submitted for approval by the Board of Directors, being reviewed at least once a year.

In case of any risk limit breach monitored by the Integrated Risk Control Department – DCIR, the head of the business unit in charge is informed of the limit usage and, in a timely manner, Integrated Risk Management and Capital Allocation Committee is called in order to make a decision. If the committee chooses to increase the limit and/or change or maintain the positions, the Board of Directors is called to approve a new limit or to review our strategy with regard to this particular risk.

150    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the 1-day VaR:

Risk factors	On December 31 - R$ thousand
	2018	2017
Fixed rates	850	8,956
IGPM/IPCA	264	2,751
Exchange coupon	142	48
Foreign currency	712	2,925
Equities	655	289
Sovereign/Eurobonds and Treasuries	3,770	826
Other	1,597	1
Correlation/diversification effect	(2,214)	(1,379)
VaR (Value at Risk)	5,776	14,417

Amounts net of tax.

Sensitivity analysis - CVM Instruction No. 475/08

Sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.87 a scenario of R$ 3.91 was used, while for a 1-year fixed interest rate of 6.55%, a 6.56% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.87 a scenario of R$ 4.84 was used, while for a 1-year fixed interest rate of 6.55%, a 8.18% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.87 a scenario of R$ 5.81 was used, while for a 1-year fixed interest rate of 6.55%, a 9.82% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Bradesco  151

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Notes to the Consolidated Financial Statements

I - Sensitivity Analysis – Trading Portfolio

		On December 31 - R$ thousand
		Trading Portfolio (1)
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(67)	(11,474)	(22,374)	(359)	(61,497)	(120,385)
Price indexes	Exposure subject to variations in price index coupon rates	(22)	(2,462)	(4,706)	(147)	(17,576)	(33,298)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(3)	(236)	(460)	(9)	(420)	(839)
Foreign currency	Exposure subject to exchange rate variations	(331)	(8,265)	(16,529)	(1,629)	(40,736)	(81,473)
Equities	Exposure subject to variation in stock prices	(88)	(2,195)	(4,389)	(1,215)	(30,378)	(60,757)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(315)	(93,073)	(129,865)	(2,469)	(61,730)	(123,461)
Other	Exposure not classified in other definitions	-	(37)	(73)	-	-	-
Total excluding correlation of risk factors		(826)	(117,742)	(178,396)	(5,828)	(212,337)	(420,213)
Total including correlation of risk factors		(429)	(93,092)	(130,432)	(3,448)	(131,662)	(259,684)

(1) Amounts net of tax.

152    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		On December 31 - R$ thousand
		Trading and Banking Portfolios (1)
		2018			2017
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(16,141)	(2,973,012)	(5,760,223)	(12,579)	(2,339,939)	(4,560,181)
Price indexes	Exposure subject to variations in price index coupon rates	(8,410)	(913,671)	(1,630,441)	(512)	(56,130)	(107,716)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,368)	(119,441)	(229,387)	(1,575)	(80,110)	(158,548)
Foreign currency	Exposure subject to exchange rate variations	(407)	(10,119)	(20,238)	(600)	(15,004)	(30,008)
Equities	Exposure subject to variation in stock prices	(21,229)	(530,729)	(1,061,459)	(16,289)	(407,237)	(814,475)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,762)	(92,193)	(184,758)	(4,978)	(205,764)	(406,054)
Other	Exposure not classified in other definitions	(412)	(10,298)	(20,596)	(12)	(307)	(613)
Total excluding correlation of risk factors		(49,729)	(4,649,463)	(8,907,102)	(36,545)	(3,104,491)	(6,077,595)
Total including correlation of risk factors		(37,535)	(3,905,602)	(7,499,908)	(26,956)	(2,678,101)	(5,232,466)

(1) Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

e)   Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization’s Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the year 2018, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

154    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

f)      Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On December 31 - R$ thousand
	2018			2017
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,257,425,725	1,181,201,755	76,223,970	69,196,335
Cash and due from banks	19,612,827	14,735,051	4,877,776	2,088,498
Interbank investments	104,234,576	102,411,244	1,823,332	2,317,795
Securities and derivative financial instruments	563,492,771	545,275,001	18,217,770	20,091,137
Interbank and interdepartmental accounts	89,026,037	89,026,037	-	-
Loans and leases	310,931,571	277,594,153	33,337,418	30,206,332
Other receivables and assets	170,127,943	152,160,269	17,967,674	14,492,573
Permanent assets	29,866,380	29,830,002	36,378	36,656
Investments	7,811,189	7,811,189	-	-
Premises and equipment and leased assets	8,159,840	8,138,745	21,095	22,301
Intangible assets	13,895,351	13,880,068	15,283	14,355
Total	1,287,292,105	1,211,031,757	76,260,348	69,232,991

Liabilities
Current and long-term liabilities	1,165,126,216	1,084,208,188	80,918,028	63,126,942
Deposits	342,298,900	327,003,276	15,295,624	13,026,071
Securities sold under agreements to repurchase	190,911,877	181,302,826	9,609,051	8,349,369
Funds from issuance of securities	147,720,730	143,628,498	4,092,232	3,078,089
Interbank and interdepartmental accounts	26,113,001	23,099,720	3,013,281	3,022,997
Borrowing and on-lending	54,851,398	24,969,595	29,881,803	18,858,163
Derivative financial instruments	16,152,087	14,832,604	1,319,483	520,154
Technical provision for insurance, pension plans and capitalization bonds	258,755,207	258,741,273	13,934	5,002
Other liabilities:
- Subordinated debts	53,643,444	40,002,256	13,641,188	11,637,722
- Others	74,679,572	70,628,140	4,051,432	4,629,375
Deferred income	379,510	379,510	-	-
Non-controlling interests in subsidiaries	665,510	665,510	-	-
Shareholders’ equity	121,120,869	121,120,869	-	-
Total	1,287,292,105	1,206,374,077	80,918,028	63,126,942

Net position of assets and liabilities			(4,657,680)	6,106,049
Net position of derivatives (2)			(43,541,075)	(52,680,961)
Other net off-balance-sheet accounts (3)			(296,977)	(268,316)
Net exchange position (liability) (4)			(48,495,732)	(46,843,228)

(1) Amounts originally recognized and/or indexed mainly in USD;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3)  Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$ 8,349,789 thousand in the period and were recorded in the result. These effects were neutralized by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the Balance for Valuation Adjustments.

Bradesco  155

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Notes to the Consolidated Financial Statements

II - The statement of financial position by maturity

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	670,669,258	139,660,610	57,309,315	389,786,542	-	1,257,425,725
Cash and due from banks	19,612,827	-	-	-	-	19,612,827
Interbank investments (1)	73,333,905	27,759,168	1,743,634	1,397,869	-	104,234,576
Securities and derivative financial instruments (1) (2)	393,862,157	19,657,845	3,186,864	146,785,905	-	563,492,771
Interbank and interdepartmental accounts	87,762,607	-	-	1,263,430	-	89,026,037
Loans and leases	28,761,562	63,956,904	44,688,739	173,524,366	-	310,931,571
Other receivables and assets	67,336,200	28,286,693	7,690,078	66,814,972	-	170,127,943
Permanent assets	449,614	2,249,410	2,698,331	15,513,074	8,955,951	29,866,380
Investments					7,811,189	7,811,189
Premises and equipment	102,941	514,710	617,652	6,105,782	818,755	8,159,840
Intangible assets	346,673	1,734,700	2,080,679	9,407,292	326,007	13,895,351
Total in December 31, 2018	671,118,872	141,910,020	60,007,646	405,299,616	8,955,951	1,287,292,105
Total in December 31, 2017	642,865,182	114,484,510	67,822,287	377,266,753	8,832,986	1,211,271,718

Liabilities
Current and long-term liabilities	653,331,114	71,894,191	98,591,294	332,054,874	9,254,743	1,165,126,216
Deposits (3)	155,340,658	15,867,286	42,079,740	129,011,216	-	342,298,900
Securities sold under agreements to repurchase (1)	185,212,203	3,418,371	1,342,091	939,212	-	190,911,877
Funds from issuance of securities	2,590,753	29,436,606	34,190,589	81,502,782	-	147,720,730
Interbank and interdepartmental accounts	26,113,001	-	-	-	-	26,113,001
Borrowing and on-lending	6,629,441	16,730,990	12,144,129	19,346,838	-	54,851,398
Derivative financial instruments	15,066,551	373,896	162,153	549,487	-	16,152,087
Technical provisions for insurance, pension plans and capitalization bonds (3)	221,199,338	4,014,147	1,532,055	32,009,667	-	258,755,207
Other liabilities:
- Subordinated debts	7,057	149,895	6,305,187	37,926,562	9,254,743	53,643,444
- Others	41,172,112	1,903,000	835,350	30,769,110	-	74,679,572
Deferred income	379,510	-	-	-	-	379,510
Non-controlling interests in subsidiaries	-	-	-	-	665,510	665,510
Shareholders’ equity	-	-	-	-	121,120,869	121,120,869
Total in December 31, 2018	653,710,624	71,894,191	98,591,294	332,054,874	131,041,122	1,287,292,105
Total in December 31, 2017	640,394,975	88,615,048	95,136,993	276,103,825	111,020,877	1,211,271,718

Net assets accumulated on December 31, 2018	17,408,248	87,424,077	48,840,429	122,085,171
Net assets accumulated on December 31, 2017	2,470,207	28,339,669	1,024,963	102,187,891

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

156    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

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Notes to the Consolidated Financial Statements

Risk factors	On December 31
	2018	2017
Nominal discount rate	8.8% - 9.31% a.a.	8.5% - 10% p.a.
Nominal rate of minimum expected return on assets	9.6% - 25.01% a.a.	7.01% - 25.16% a.a.
Nominal rate of future salary increases	4.0% a.a.	4.3% p.a.
Nominal growth rate of social security benefits and plans	4.0% a.a.	4.3% p.a.
Initial rate of growth of medical costs	8.16% - 9.72% a.a.	10.51% a.a.
Inflation rate	4.0% a.a.	4.3% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	Retirement Benefits		Other post-employment benefits
	2018	2017	2018	2017
(i) Projected benefit obligations:
At the beginning of the year	2,323,338	2,141,393	563,079	498,591
Cost of current service	151	186	-	215
Interest cost	219,239	227,980	54,654	54,230
Participant’s contribution	881	1,197	-	-
Actuarial gain/(loss)	179,851	144,624	87,962	39,303
Benefit paid	(192,870)	(192,042)	(36,602)	(29,260)
At the end of the year	2,530,590	2,323,338	669,093	563,079

(ii) Plan assets at fair value:
At the beginning of the year	2,375,529	2,127,872	-	-
Expected earnings	225,060	227,360	-	-
Actuarial gain/(loss)	(61,063)	196,186	-	-
Contributions received:
Employer	15,472	14,957	-	-
Employees	881	1,197	-	-
Benefit paid	(192,870)	(192,043)	-	-
At the end of the year	2,363,009	2,375,529	-	-

(iii) Changes in the unrecoverable surplus
At the beginning of the year	206,752	123,416	-	-
Interest on the irrecoverable surplus	20,327	13,730	-	-
Change in the unrecoverable surplus	(173,054)	69,606	-	-
At the end of the year	54,025	206,752	-	-

(iv) Financed position:
Plans in deficit	221,606	154,561	669,093	563,079
Net balance	221,606	154,561	669,093	563,079

The net cost/(benefit) of the pension plans, recognized in the statement of income, include the following components:

	Years ended December 31 - R$ thousand
	2018	2017
Projected benefit obligations:
Cost of service	151	401
Cost of interest on actuarial obligations	273,893	282,210
Expected earnings from the assets of the plan	(225,060)	(227,360)
Net cost/(benefit) of the pension plans	48,984	55,251

158    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9.86	15.00
2019	202,553	34,171
2020	208,484	35,379
2021	214,845	38,409
2022	220,785	41,560
2023	226,353	45,091
After 2023	1,209,851	278,367

Contributions to defined-benefit plans are expected to total RS 18,282 thousand in 2019.

The long-term rate of return on plan assets is based on the following:

- Medium- to long-term expectations of the asset managers; and

- Public and private securities, a significant portion of the investments portfolio of our subsidiaries, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2018	2017	2018	2017	2018	2017	2018	2017
Asset categories
Equities			7.9%	4.7%			17.7%	17.3%
Fixed income	93.3%	92.7%	87.5%	90.6%	100.0%	100.0%	82.3%	82.7%
Real estate	5.4%	5.7%	2.5%	2.6%
Other	1.3%	1.6%	2.1%	2.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The table below, of the sensitivity analysis of benefit plan obligations, shows the impact on actuarial exposure (8.5% - 10.0% p.a.) by means of the amendment in the premise regarding the discount rate by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	9.80% - 10.31%	Increase of 1 p.p.	reduction	(185,803)
Discount rate	7.80% - 8.31%	Decrease of 1 b.p.	increase	491,193
Medical Inflation	9.16% - 10.72%	Increase of 1 p.p.	increase	74,081
Medical Inflation	7.16% - 8.72%	Decrease of 1 b.p.	reduction	(62,077)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions made during the year ended on December 31, 2018 totalled R$ 942,427 thousand (R$ 988,905 thousand in 2017).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 4,550,580 thousand during the year ended on December 31, 2018 (R$ 5,594,368 thousand in 2017).

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Notes to the Consolidated Financial Statements

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Years ended December 31 - R$ thousand
	2018	2017
Income before income tax and social contribution	23,946,996	20,029,024
Total burden of income tax and social contribution at the current rates (1)	(10,776,148)	(9,013,061)
Effect on the tax calculation:
Equity investment in unconsolidated and jointly controlled companies	728,468	677,371
Net non-deductible expenses of nontaxable income	269,917	226,150
Interest on shareholders’ equity (paid and payable)	3,284,368	3,241,955
Other amounts (2)	1,796,209	(276,627)
Income tax and social contribution for the period	(4,697,186)	(5,144,212)

(1) Current rates: (i) 25% for income tax; (ii) 20% for the social contribution to financial and companies treated as such, including the insurance segment, and of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 45% shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the statement of income

	Years ended December 31 - R$ thousand
	2018	2017
Current taxes:
Income tax and social contribution payable	(5,927,813)	(7,335,166)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	(444,996)	2,782,811
Use of opening balances of:
Social contribution loss	(313,223)	(430,584)
Income tax loss	(343,791)	(331,512)
Constitution in the period on:
Social contribution loss	870,717	150,371
Income tax loss	1,461,920	19,868
Total deferred tax assets	1,230,627	2,190,954
Income tax and social contribution for the period	(4,697,186)	(5,144,212)

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Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2017	Amount recorded	Realized / Decrease	Balance on 12/31/2018
Allowance for loan losses	29,789,386	8,051,816	(6,415,433)	31,425,769
Civil provisions	2,191,002	602,555	(574,586)	2,218,971
Tax provisions	2,874,482	372,779	(312,087)	2,935,174
Labor provisions	2,160,997	860,053	(640,472)	2,380,578
Provision for devaluation of securities and investments	239,482	4,313	(138,609)	105,186
Provision for devaluation of foreclosed assets	607,613	320,870	(262,718)	665,765
Adjustment to fair value of trading securities	3,704,394	955,711	(2,461,363)	2,198,742
Amortization of goodwill	346,069	33,386	(18,552)	360,903
Other	4,921,716	2,527,590	(3,350,249)	4,099,057
Total deductible taxes on temporary differences	46,835,141	13,729,073	(14,174,069)	46,390,145
Income tax and social contribution losses in Brazil and overseas	5,003,872	2,332,637	(657,014)	6,679,495
Subtotal	51,839,013	16,061,710	(14,831,083)	53,069,640
Adjustment to fair value of available-for-sale securities	557,807	662,328	(242,496)	977,639
Total deferred tax assets (Note 10b) (1)	52,396,820	16,724,038	(15,073,579)	54,047,279
Deferred tax liabilities (Note 33e)	4,562,687	1,578,060	(2,020,360)	4,120,387
Deferred tax assets, net of deferred tax liabilities	47,834,133	15,145,978	(13,053,219)	49,926,892
- Percentage of net deferred tax assets on capital (Note 31)	45.7%			42.3%
- Percentage of net deferred tax assets over total assets	3.9%			3.9%

 (1) Deferred tax assets from companies in the financial and insurance sectors were calculated considering the increase in the social contribution rate, determined by Law No.11,727/08 (Note 3h).

The accounting record of the tax credits was made by the rates applicable to the period provisioned for its realization and is based on the projection of future results and on a technical analysis. Due to being classified in the condition established by art.1, paragraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15 and article 3 of CMN Circular No. 3,776/15, Bradesco protocolled with Bacen, an authorization request to maintain the stock and constitute new tax credits, which was deferred on January 22, 2019. On December 31, 2018, no tax credits were constituted, substantially, on temporary differences, in the amount of R$ 487,129 thousand, which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2019	8,569,784	5,128,286	173,339	116,422	13,987,831
2020	7,412,374	4,433,014	209,055	125,180	12,179,623
2021	6,242,713	3,732,989	373,951	222,054	10,571,707
2022	4,645,734	2,780,477	693,635	412,132	8,531,978
2023	1,856,624	1,073,247	1,958,633	1,198,738	6,087,242
After 2023	321,851	193,052	327,524	868,832	1,711,259
Total	29,049,080	17,341,065	3,736,137	2,943,358	53,069,640

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On December 31, 2018, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$ 50,040,054 thousand (R$ 48,700,271 thousand in 2017), of which: R$ 44,038,646 thousand (R$ 44,201,179 thousand in 2017) of temporary differences; and R$ 6,001,408 thousand (R$ 4,499,092 thousand in 2017) to tax losses and negative basis of social contribution.

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Notes to the Consolidated Financial Statements

e)   Deferred tax liabilities

	On December 31 - R$ thousand
	2018	2017
Fair value adjustment to securities and derivative financial instruments	1,441,175	1,773,395
Difference in depreciation	242,571	283,231
Judicial deposit and others	2,436,641	2,506,061
Total	4,120,387	4,562,687

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 (Note 3h).

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Notes to the Consolidated Financial Statements

34)    OTHER INFORMATION

a)    Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On December 31 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2018		2018	2017	2018	2017
Securities and derivative financial instruments (Notes 3e, 3f and 7)	563,492,771	570,982,377	8,620,449	5,054,650	7,489,606	2,140,151
- Adjustment of available-for-sale securities (Note 7bII)			1,130,843	2,914,499
- Adjustment of held-to-maturity securities (Note 7c item 4)			7,489,606	2,140,151	7,489,606	2,140,151
Loan and leases (Notes 2, 3g and 9) (1)	406,817,820	408,228,134	1,410,314	(124,507)	1,410,314	(124,507)
Investments (Notes 3j and 12) (2)	7,811,189	21,854,367	14,043,178	24,909,034	14,043,178	24,909,034
Treasury shares (Note 22d)	440,514	989,039	-	-	548,525	359,097
Time deposits (Notes 3n and 15a)	195,398,721	195,163,446	235,275	248,003	235,275	248,003
Funds from issuance of securities (Note 15c)	147,720,730	147,264,150	456,580	283,459	456,580	283,459
Borrowing and on-lending (Notes 16a and 16b)	54,851,398	55,754,386	(902,988)	240,963	(902,988)	240,963
Subordinated debts (Note 18)	53,643,444	54,081,544	(438,100)	(833,035)	(438,100)	(833,035)
Unrealized gains excluding tax			23,424,708	29,778,567	22,842,390	27,223,165

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev, IRB and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the quoted market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

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Notes to the Consolidated Financial Statements

b)    The Organization manages investment funds and portfolios with net assets which, on December 31, 2018, amounted to R$ 897,577,143 thousand (R$ 834,646,218 thousand in 2017).

c)   Consortium funds

	On December 31 - R$ thousand
	2018	2017
Monthly estimate of funds receivable from consortium members	653,690	633,191
Contributions payable by the group	31,570,330	30,776,291
Consortium members - assets to be included	27,468,111	26,811,848
Credits available to consortium members	6,347,845	5,836,717

b)

	On December 31 - In units
	2018	2017
Number of groups managed	3,527	3,457
Number of active consortium members	1,503,817	1,410,736
Number of assets to be included	625,186	641,449

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) has issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until December 31, 2018, the accounting pronouncements approved by CMN and adopted by Bradesco were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10 - R1);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1); and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC accounting pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letter No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 8, 2018, Bradesco published its consolidated financial statements for December 31, 2017 and 2016 on its website, in accordance with IFRS.

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Notes to the Consolidated Financial Statements

e)     For the year ended December 31, 2018, in order to simplify existing rules and lower compulsory deposit amounts, Central Bank of Brazil introduced the following changes:

Description	Previous Rule	Current Rule
Time Deposits	Time deposits were subject to compulsory deposits of 34% of the regulatory calculation base.	As from December 31, 2018, compulsory deposits required against time deposits were reduced to 33% on the regulatory calculation base.
	Compulsory deposits for time deposits were subject to amount-base-maturity deduction.	As from December 31, 2018, this deduction has been revoked.
Savings Deposits	Compulsory deposits for savings were 24.5% on regulatory calculation base.	As from May 7, 2018, compulsory deposits required against savings accounts were reduced to 20% on the regulatory calculation base.
Savings Deposits (Rural)	Compulsory deposits for rural savings were 21% on regulatory calculation base.	As from May 7, 2018, compulsory deposits required against rural savings accounts were reduced to 20% on the regulatory calculation base.
Demand Deposits	Compulsory deposits for demand deposits were 40% on the regulatory calculation base, which was altered to 25% for the period from May 5, 2018 to December 28, 2018.	As from December 31, 2018, compulsory deposits required against demand accounts were reduced to 21% on the regulatory calculation base.

The amount deductible from compulsory deposit calculation base for demand deposits corresponded to the arithmetic average of reserve requirements determined in the calculation period was R$ 70,000,000.00 but rose to R$ 200,000,000.00 in the period from May 5, 2018 to December 28, 2018.

As from December 31, 2018, the calculation base for compulsory deposits required against demand account deposits will be subject to a R$ 500,000,000.00 deduction.

Requirements were based on the sum of the Banking Reserves account's daily balances, from the arithmetic average posted under "1.1.1.10.00-6 Cash", with 40% of the requirement and the balance of deductible transactions (amount- base-demand); the arithmetic mean of positions should correspond to 100% of the requirement, and the minimum daily position was 80%.

As of May 5, 2018, balances posted under "1.1.1.10.00-6 Cash" could no longer be used to fulfill compulsory deposit requirements.

As from December 31, 2018, the balance of transactions eligible for deduction (amount-base-demand) was revoked.

To ensure the requirement is fulfilled, the Banking Reserves account's daily balance is checked. The arithmetic average of these positions should correspond to 100% of the requirement and the daily position to at least 65%.

f)      On July 20, 2018, Odontoprev, a subsidiary of Bradesco Saúde S.A., informed the Market about the proposed acquisition of 100% of the share capital of Odonto System Planos Odontológicos Ltda., a company with head offices in Fortaleza /Ceará, for the amount of R$ 201,637 thousand, in addition to this amount, the acquisition foresees a variable price for the future, related the achievement of the future targets of growth of the EBITDA for Odonto System on 2018 and 2019. This transaction was approved, with no restrictions, by the Agência Nacional de Saúde Suplementar – ANS (National Supplementary Health Agency), Central Bank of Brazil – BACEN and Administrative Council for Economic Defense – CADE. The transaction was approved by the shareholders of the company, in General Meeting realized in August 6, 2018.

g)    On October 2, 2018, Bradesco entered into a strategic partnership with RCB Investimentos S.A., one of the leading companies in the credit management and recovery market in Brazil, after acquiring 65% of its shares. Bradesco expects to add more efficiency to its credit recovery process, as well as actively participate in the credit acquisition market for recovery.

h)    On December 31, 2018, Bradesco and the Fidelity Group concluded the termination of its joint venture in Fidelity Processadora S.A. ("Processing Company"), whereby Bradesco will be the sole shareholder of the Processing Company, whose shareholders’ equity is composed exclusively of the assets and liabilities relating to the provision of credit card processing services to the Bradesco Organization. The operation (a) aims to reduce the costs of processing and the increase in the efficiency of the credit card business; (b) will not have any impact on the activities and clients of Bradesco; and (c) did not involve any financial values. The parties, Bradesco and Fidelity Group, will also maintain their association in Fidelity Serviços S.A., a company that provides call center services, collection, fraud prevention, support and other related services.

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Management Bodies

Base Date January 28, 2019

Board of Directors

Chairman

Luiz Carlos Trabuco Cappi

Vice Chairman

Carlos Alberto Rodrigues Guilherme

Members

Denise Aguiar Alvarez

João Aguiar Alvarez

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Board of Executive Officers

Executive Officers

Chief Executive Officer

Octavio de Lazari Junior

Executive Vice-Presidents

Marcelo de Araújo Noronha

André Rodrigues Cano

Cassiano Ricardo Scarpelli

Eurico Ramos Fabri

Managing Officers

Moacir Nachbar Junior

Renato Ejnisman

Walkiria Schirrmeister Marchetti

Guilherme Muller Leal

Rogério Pedro Câmara

João Carlos Gomes da Silva

Bruno D´Avila Melo Boetger

Deputy Officers

Luiz Carlos Brandão Cavalcanti Junior

Glaucimar Peticov

José Ramos Rocha Neto

Antonio José da Barbara

Edson Marcelo Moreto

José Sérgio Bordin

*Leandro de Miranda Araujo

Roberto de Jesus Paris

Department Officers

*Alessandro Décio Farkuh

Amilton Nieto

André Bernardino da Cruz Filho

André Ferreira Gomes

Antonio Carlos Melhado

Antonio Daissuke Tokuriki

Antonio Gualberto Diniz

Carlos Wagner Firetti

Clayton Camacho

Edilson Dias dos Reis

Edilson Wiggers

Fernando Antônio Tenório

Fernando Freiberger

Fernando Honorato Barbosa

Frederico William Wolf

João Albino Winkelmann

José Gomes Fernandes

Julio Cardoso Paixão

Klayton Tomaz dos Santos

Layette Lamartine Azevedo Júnior

Leandro José Diniz

Lucio Rideki Takahama

Manoel Guedes de Araujo Neto

Marcelo Frontini

Marcelo Santos Dall’Occo

Marcio Henrique Araujo Parizotto

Marcos Aparecido Galende

Marlos Francisco de Souza Araujo

Mauricio Gomes Maciel

Oswaldo Tadeu Fernandes

Paulo Aparecido dos Santos

Paulo Eduardo Waack

Roberto Medeiros Paula

Waldemar Ruggiero Júnior

Officers

Albert Adell Roso

Alexandre Cesar Pinheiro Quercia

*Alexandre Panico

Antranik Haroutiounian

Carlos Alberto Alástico

Carlos Henrique Villela Pedras

Carlos Leibowicz

Edmir José Domingues

Gilvandro Matos Silva

*Jeferson Ricardo Garcia Honorato

Jefferson Ricardo Romon

José Augusto Ramalho Miranda

*José Leandro Borges

Marcos Antônio Martins

Nairo José Martinelli Vidal Júnior

Nilton Pereira dos Santos Junior

Roberto França

Romero Gomes de Albuquerque

*Ruy Celso Rosa Filho

Victor Rosa Marinho de Queiroz

Regional Officers

Ademir Aparecido Correa Junior

Alberto do Nascimento Lemos

Almir Rocha

Altair Luiz Guarda

Altair Naumann

Amadeu Emilio Suter Neto

César Cabús Berenguer Silvany

Delvair Fidêncio de Lima

Francisco Henrique França Fernandes

Geraldo Dias Pacheco

João Pedro da Silva Villela

Joel Queiroz de Lima

José Flávio Ferreira Clemente

José Roberto Guzela

Luís Francisco da Silva Júnior

*Marcos Daniel Boll

Nelson Veiga Neto

Osmar Sanches Biscuola

Paulo Roberto Andrade de Aguiar

*Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee

Milton Matsumoto - Coordinator

Paulo Roberto Simões da Cunha – Financial Specialist

Wilson Antonio Salmeron Gutierrez

Paulo Ricardo Satyro Bianchini

Remuneration Committee

Luiz Carlos Trabuco Cappi – Coordinator

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

Valdirene Soares Secato (Non-Manager)

Non-Statutory Committees

Internal Controls and Compliance Committee

Carlos Alberto Rodrigues Guilherme - Coordinator

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Marcelo de Araújo Noronha

André Rodrigues Cano

Moacir Nachbar Junior

Clayton Camacho

Edilson Wiggers

Frederico William Wolf

Marlos Francisco de Souza Araujo

Ethics Committee

Carlos Alberto Rodrigues Guilherme - Coordinator

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Octavio de Lazari Junior

Marcelo de Araújo Noronha

André Rodrigues Cano

Glaucimar Peticov

Clayton Camacho

Edilson Wiggers

Frederico William Wolf

Nairo José Martinelli Vidal Júnior

Integrated Risk Management and Capital Allocation Committee

André Rodrigues Cano - Coordinator

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Marcelo de Araújo Noronha

Cassiano Ricardo Scarpelli

Eurico Ramos Fabri

Moacir Nachbar Junior

Vinicius José de Almeida Albernaz

Marlos Francisco de Souza Araujo

Risk Committee

Alexandre da Silva Glüher  - Coordinator

Carlos Alberto Rodrigues Guilherme

André Rodrigues Cano

Succession Planning and Nomination Committee

Luiz Carlos Trabuco Cappi - Coordinator

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

Octavio de Lazari Junior

André Rodrigues Cano

Glaucimar Peticov

Sustainability and Diversity Committee

Luiz Carlos Trabuco Cappi - Coordinator

Carlos Alberto Rodrigues Guilherme

Milton Matsumoto

Alexandre da Silva Glüher

Josué Augusto Pancini

Maurício Machado de Minas

Octavio de Lazari Junior

Marcelo de Araújo Noronha

André Rodrigues Cano

Eurico Ramos Fabri

Moacir Nachbar Junior

Glaucimar Peticov

Marcos Aparecido Galende

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee

Leandro de Miranda Araujo - Coordinator

Octavio de Lazari Junior

Marcelo de Araújo Noronha

André Rodrigues Cano

Cassiano Ricardo Scarpelli

Eurico Ramos Fabri

Moacir Nachbar Junior

Antonio José de Barbara

Carlos Wagner Firetti

Marcelo Santos Dall’Occo

Marcos Aparecido Galende

Oswaldo Tadeu Fernandes

Antonio Campanha Junior

Vinicius José de Almeida Albernaz

Haydewaldo Roberto Chamberlain da Costa

Fiscal Council

Sitting Members

Ariovaldo Pereira - Coordinator

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

Deputy Members

Jorge Tadeu Pinto de Figueiredo

Nilson Pinhal

Renaud Roberto Teixeira

-

Reginaldo Ferreira Alexandre

Ombudsman Department

Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department

Oswaldo Tadeu Fernandes

Accountant – CRC 1SP271968/O-5

* Process in the process of homologation by the Central Bank.

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Independent Auditors’ Report on the Consolidated Financial Statements

To

The Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of December 31, 2018 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bradesco as of December 31, 2018, the consolidated performance of its operations and its respective consolidated cash flows, for the year then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditors’ responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Allowance for doubtful accounts

As disclosed in Notes 3g and 9, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the Consolidated Financial Statements is R$ 34,982,849 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economic sector, collateral characteristics, and the other factors and assumptions described in CMN Resolution No. 2.682/99, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The loans classification into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a significant matter in our audit.

How our audit addressed this matter

We evaluate the design and operating effectiveness of the internal controls related to the approval processes, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluate, on a sample basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2.682/99, related to the determination of the allowance for doubtful accounts. We also evaluated the disclosures made in the financial statements, included in Notes 3g and 9.

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Based on the evidence obtained from the procedures summarized above, we considered adequate Bradesco's estimate of the allowance for doubtful accounts, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole.

Measurement of financial instruments with no observable market prices or parameters

As disclosed in the Notes 3e, 3f, 7 and 34a, derivative financial instruments amount to R$ 14,770,594 thousand (assets) and R$ (16,152,087) thousand (liabilities), available-for-sale securities amount to R$ 223,249,943 thousand and trading securities amount to R$ 231,696,081 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of Bradesco. For the financial instruments whose market prices or parameters are not observable, the determination of market values is subject to a high level of uncertainty, according as Bradesco performs significant judgments to estimate these values. In addition, financial assets classified as Available for Sale and Held to Maturity are also evaluated as evidence of impairment losses. Therefore, we consider the measurement of the market value of these financial instruments as a significant issue in our audit.

How our audit addressed this matter

As part of our procedures, we evaluate the design and operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments which market price measurement parameters are not observable, we evaluate, with the technical support of our specialists in financial instruments, whenever necessary, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used, we recalculate, on a sample basis, the market value of these operations, as well as we reviewed the criteria and policies related to indications of evidence of impairment losses. Our procedures also included the evaluation of the Bradesco´s disclosures in the consolidated financial statements described in Notes 3e, 3f, 7 and 34a.

Based on the evidence obtained from the procedures summarized above, we considered adequate the market value measurement of financial instruments and respective disclosures in the context of the consolidated financial statements taken as a whole.

Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3p and 17, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements amounts to R$ 8,204,206 thousand, R$ 5,614,362 thousand, and R$ 5,983,603 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, disclosures related to Provisions and Contingent Liabilities as well as the compliance with laws and regulations, we consider this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, we evaluated the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included, whenever necessary, the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax matters involving Bradesco. We also evaluated whether the disclosures in the consolidated financial statements are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate Bradesco's estimate of the provisions and contingent liabilities, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole.

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Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 54,047,279 thousand (Note 33) and intangible assets, which include goodwill on acquisitions in the amount of R$ 5,836,868 thousand and other intangible assets in the amount of R$ 4,795,136 (Note 14) which realization depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections, or, at least, indications of evidence of impairment losses of the assets. Due to the degree of judgment inherent in the determination of these estimates and the potential impact that eventual changes in the assumptions could cause in the consolidated financial statements, we consider that this area is relevant to our audit.

How our audit addressed this matter

On a sample basis, we tested the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators that the related assets may have suffered devaluation. Additionally, we evaluated, with the technical support of our corporate finance specialists, whenever necessary, the reasonableness and consistency of the data and assumptions used for preparing this assessment. We also made the analysis of the reasonableness of the mathematical calculations included in the technical study to support the tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement of impairment and the respective disclosures in the context of the consolidated financial statements taken as a whole.

Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 3o and 20, Bradesco has liabilities related to insurance contracts and pension plans denominated Technical Provisions, in the amount of R$ 250,568,252 thousand, which includes, among others, the following provisions that involves judgment: Provisions for Incurred and Unreported claims (IBNR) in the amount of R$ 4,332,935 thousand, Provisions for Claims Incurred and Not Sufficiently Reported (IBNeR) and Provisions for Losses to be Liquidated (PSL) in the amount of R$ 5,818,525 thousand, Provisions for Unearned Premiums in the amount of R$ 158,535 thousand, Mathematical Provisions of Benefits to be Granted - Insurance in the amount of R$ 1,218,860 thousand, Mathematical Provisions of Benefits Granted in the amount of R$ 8,833,164 thousand, Provisions for Premiums Insufficiency (PIP) in the amount of R$ 2,133,130 thousand, Provisions for Related Expenses in the amount of R$ 558,190 thousand and Other Technical Provisions in the amount of R$ 2,007,136 thousand. Provisions identified above, as well as the liabilities adequacy test, requires judgment in the selection of methodologies and assumptions which includes, among others, expectations of loss ratio, mortality, longevity, persistency, conversion into income and interest rates. Due to the relevance of Bradesco's judgment, subjectivity, uncertainties and the impact that eventual changes in assumptions and methodologies would have in the amount of Technical Provisions, we consider this matter relevant to our audit.

How our audit addressed this matter

On a sample basis, we tested the design and operating effectiveness of the significant internal controls related with the processes of calculation and measurement of the above mentioned Technical Provisions and the liability adequacy test. With the technical support of our actuarial specialists, we evaluate the methodologies, the consistency of data and reasonability of the assumptions, such as expectations of loss ratio, mortality, longevity, persistency, conversion into income and interest rates used for measuring the Technical Provisions and the liabilities adequacy test, as well as, on a sample bases,the recalculation of  the technical provisions and the liabilities adequacy test. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements adherence to regulation and disclosure to financial instruments asset offered to cover Technical Reserves.

Based on evidence obtained from the procedures summarized above, we considered Bradesco's estimate for the technical provisions of insurance and pension plans, as well as the respective disclosures adequate in the context of the consolidated financial statements as of December 31, 2018 taken as a whole.

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Application controls and information technology general controls

Bradesco has a technological structure as well as a technology investment plan for conducting its business. The technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions and the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit addressed this matter

The design and operating effectiveness of access controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems, considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole.

Other matters

Statement of added value

The consolidated statement of added value for the year ended December 31, 2018, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the year ended December 31, 2018 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated January 30, 2019.

Other information that accompany the consolidated financial statements and the auditor report

Bradesco’s management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the

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consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•        identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•         obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•         evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•         conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•         evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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•         obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current year, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, January 30, 2019

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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To the Board of Directors of the

BRADESCO ORGANIZATION

•                PRESENTATION

The Statutory Audit Committee is a Body of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, governed by Resolution No. 3,198/2004, of the National Monetary Council (CMN), and other applicable regulations, among which is Law No. 6,404/76 – Lei das S/A (Corporation Law) and the Sarbanes-Oxley Act – for Companies registered in the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, possessing its own Internal Regulation, available on the website www.bradesco.com.br/ri, area of Corporate Governance.

The Audit Committee has the purpose of advising the Board of Directors on the exercise of its duties, acting primarily regarding (i) the quality, transparency and integrity of the individual and consolidated financial statements; (ii) the effectiveness of internal controls to mitigate the risks in relevant processes; and (iii) the assurance of the independence and quality of the work of Independent and Internal Audits.

It is the responsibility of the Management and of the Independent Audit to ensure that the individual or consolidated financial statements of the Bradesco Organization are complete and accurate, and are presented in accordance with the practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Audit Committee is composed of a Board of Directors’ Member – Milton Matsumoto (coordinator), Paulo Roberto Simões da Cunha (financial specialist), Wilson Antonio Salmeron Gutierrez and Paulo Ricardo Satyro Bianchini. All the members meet the independence criteria set out in the current legislation.

•                DUTIES AND RESPONSIBILITIES

•         Management of Banco Bradesco and its Affiliated Companies

The Management is responsible: (i) for the definition and implementation of processes and procedures in order to collect data for the preparation of the financial statements, in compliance with the corporate legislation, with the accounting practices adopted in Brazil, in addition to those issued by the International Accounting Standards Board (IASB), of normative acts relevant to the Securities and Exchange Commission (CVM) and, due to Banco Bradesco being listed on the New York Stock Exchange, of the standards established by the Securities and Exchange Commission (SEC) by the Sarbanes-Oxley Act (SOX); (ii) for preparing and ensuring the integrity of financial statements, managing risks, maintaining an effective system of internal controls and ensuring compliance with the activities in accordance with the legal rules and regulations, and (iii) for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, to acceptable levels of risk factors.

•         Internal Audit

Area directly subordinate to the Board of Directors. It responds by conducting periodic assignments, focused on the main risks, evaluating, wide and independently, the actions of management of these risks and the adequacy of internal controls and governance, contemplating the areas and activities that have risks that are more sensitive to the operations and strategy of the Bradesco Organization.

In accordance with the existing regulations, the Audit Committee and the Board of Directors are responsible for approving the Regulation, the Work Plan and the Annual Report on the Activities of the Internal Audit.

•         Independent Audit

KPMG Auditores Independentes (KPMG) is responsible for the audit of the annual financial statements published and for the revision of the quarterly information (ITRs) filed with the CVM, issuing reports that

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reflect the results of their verifications and present their independent opinion regarding the reliability of the financial statements in relation to the practices adopted in Brazil, issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), besides the adherence to the standards of the CVM, precepts of the Brazilian corporation law and North American regulations applicable to Banco Bradesco.

•         Risk Management and Monitoring/Internal Controls

The Department of Risk Management (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the integrated vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization.

•         Compliance

The Department of Compliance, Conduct and Ethics (DCCE) is responsible for supporting the Board of Directors, the Audit Committee and the Board of Executive Officers in conducting a Program of Corporate Conduct (Compliance), which consists in the compliance with the internal and external laws and regulations, aligned with the Organization's strategy and its social surroundings.

It is also responsible for establishing standards and subsidizing the Areas in compliance with the issues related to integrity, conflict of interests, ethics, corporate and competitive conduct, anti-corruption, prevention of money laundering and the financing of terrorism, and sanctions (restrictive lists).

•         Customer Call Center (SAC)

The monitoring of the performance of the Organization against the Rankings of Complaints is of competence of the Ombudsmen of Banco Bradesco and the Grupo Bradesco Seguros, reporting the main events, contributing with changes to the practices and routines to meet the expectations of clients and users.

To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsmen interact with the Dependencies and Affiliated Companies, in addition to interacting with the Regulatory Agencies and those of Consumer Rights and Protection.

The Audit Committee holds semiannual meetings with the Ombudsman Areas.

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•                SUMMARY OF ACTIVITIES – YEAR OF 2018

The Committee has participated in 302 meetings, especially those with the Board of Directors, with the Fiscal Council, with executives from the areas of Business, Information Technology, of Internal Control, Compliance and Risk Management, with the Internal and Independent Audit, and with the Central Bank of Brazil. The meetings, duly formalized in Minutes, are presented as:

In the scope of Continuing Education, the members of the Committee participate in congresses, seminars and refresher courses and technical/professional development, which totaled 220 hours in 2018.

The Work Plan of the Audit Committee, for the period mentioned, had as its focus the main processes and products inherent to the business of the Bradesco Organization. Among the aspects considered most relevant, we highlight:

•  Allowance for Loan Losses: impairment – loans and advances portfolio, including guarantees, sureties and debentures;

•  Fair value of financial instruments: measuring the fair value of derivative instruments, available-for-sale securities and trading, and their impacts when IFRS 9 is applied;

•  Provisions and Contingent Liabilities: integrity of the database, criteria adopted for the accounting provisions and their respective sufficiencies;

•  Recoverable value of assets – Tax Credits and Premiums: achievement supported by assumptions and estimates of future profitability based on the business plan and budget prepared by the Management;

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•  Technical Provisions from Insurance, Pension Plans and Capitalization: premises in adherence to the Actuarial Technical Notes and Pledged Assets (linked to bonds and securities);

•  Relationship with Clients: regulatory compliance in meeting the consumer service standards: Customer Service (SAC/Ombudsman), Prevention of Money Laundering (PLD) and the Concentration Agreement – Administrative Council for Economic Defense (CADE), Central Bank of Brazil (Bacen), and the Protection and Consumer Rights Program (Procon): commitment signed at the time of acquisition of HSBC;

•  Management of loan portfolios: evolution of different loan portfolios in the face of the economic framework, renewals, recoveries and concessions of new credits;

•  Compliance: effectiveness of structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business;

•  Prevention of Money Laundering and Terrorism Financing: continuous improvement in the management of the Prevention of Money Laundering process (methodologies and tools);

•  Internal Control Systems: effective action of the first three lines of defense, as to the responsibility of each one in the improvement of the controls adopted, aiming to mitigate the risks inherent to the business processes;

•  Applications and information technology general controls: change management, security (logical and physical), computing operation and register;

•  Cyber Security Process: continuous follow-up of security measures, mitigating the associated risks.

•                Internal Audit

To allow the effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to the regulations in force, the Audit Committee received information of the highlights of the work carried out, by means of reports and executive overviews, and periodic meetings were also part of the work of the Audit Committee with the Internal Audit.

Upon acknowledgement of the focal points and recommendations, the Audit Committee has followed the remedial measures taken by the Management with the areas audited.

Annually, the function of Internal Audit is submitted to a process of technical evaluation conducted by the Committee, whose results are discussed with the Board of the Internal Audit. This practice of evaluation is one of the important items in the maintenance of the Program for Quality Certification of The Institute of Internal Auditors (IIA), which envisages the continuous improvement of the management of the processes in this Area and in the adoption of best practices (methodologies, tools and management).

The Internal Audit has responded adequately to the demands of the Audit Committee and to the needs and requirements of the Organization and the Regulatory Agencies.

•                Independent Audit

With respect to the Audits of the Financial Statements of Banco Bradesco and Affiliated Companies performed in 2018, conducted by KPMG Auditores Independentes (KPMG), the teams responsible for the assignment presented, in a timely manner, the results and main conclusions to the Audit Committee.

The highlight is the procedure of this Committee, upon acknowledging the relevant aspects involving the evaluation of the accounting systems and internal controls, drawn up in connection with the audits of the Financial Statements, to monitor the implementation of the respective recommendations for the improvement of processes, systems and risk mitigations.

The Audit Committee has evaluated the proposals presented by KPMG to perform Other Services, in relation to the verification of the absence of conflicts of interest or risk of loss of independence.

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Based on the planning submitted by the Independent Auditors, in subsequent discussions about the results of the assignments and the formal process of "Technical Evaluation of the Independent Audit", the Committee considers that the assignments were adequate to the business of the Organization.

•                Management and Monitoring of Risks

In the meetings in 2018 with the area responsible for the Integrated Control of Risks (DCIR) and other correlated departments of the Bradesco Organization, issues regarding the Matrix of Corporate Risks were dealt with.

For the Market Risks and Liquidity, weekly, the Audit Committee through the reports received, monitors the results of the "trading" portfolio and the limits established by governance for the corresponding Value at Risk (VARs), Minimum Reserves of Liquidity (RML) and Liquidity Coverage Ratio (LCR). The main exposures in currencies, indexes and assets are also reported to the Audit Committee, including the "Banking" Portfolio with the correspondent Economic Value of Equity (∆EVE).

For the Credit Risks, monthly, the Committee meets with the area responsible for the Integrated Control of Risks for assessment of the evolution of the main Loan Portfolios, delinquency levels by individuals, legal entities and their respective Segments, as well as by modalities and sectors of the economy. In these meetings verifications are made as to the sufficiencies of provision, concentration levels and approaches for credit recovery.

•                Compliance and Internal Control System

The Management of the Internal Control System in the Bradesco Organization is exercised by an Independent Unit of the business areas.

During the year of 2018, the Audit Committee monitored the work of the Department of Integrated Control of Risks (DCIR), in the evaluation of adherence to the Internal Control System and in the identification, monitoring, and management of the more relevant risks.

The evaluations were completed at the time of the meetings with the various business and control areas, with the Independent and Internal Audits, in the monitoring of the main processes, and Management’s commitment to act to mitigate risks, and in the continuous improvement of the associated internal controls.

Assumptions that allow the Audit Committee to recognize that the activities carried out in the context of Compliance and Corporate Internal Control System are properly routed, considering the size and complexity of the Organization and record as positive, the efforts that have been made to guarantee the efficiency of its operations, of information that generate the financial reports, as well as the compliance with internal and external standards to which the transactions are subjected.

•                Customer Call Center (SAC)

In the meetings of the area of Ombudsman with the Audit Committee specific situations of complaints via the various Whistle Blowing Channels available were addressed. Details presented regarding the current normatized and practiced procedures in disagreement to such guidelines, with a record of actions sent to Business managers involved with the theme of rectifying such anomalies, which allow, corporately, the improvement of processes and the acculturation of areas in the marketing of products and services of the Bradesco Organization.

•                Financial Statements of Banco Bradesco and Affiliated Companies

The Committee met with the areas of General Accounting (CG), Planning, Budget and Control (DPOC), Internal Audit (IGL) and Independent Audit (KPMG) to assess the financial statements, the occasion in which the aspects of preparation of balance sheets and individual and consolidated balance sheets, the explanatory notes and the financial reports published were verified.

The accounting practices adopted were also examined, in accordance with the regulations in Brazil, including those issued by the responsible supervisory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Supplementary Health Agency (ANS). The Committee reviewed the procedures for the preparation and disclosure of the consolidated

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financial statements prepared in accordance with standards issued by the International Accounting Standards Board (IASB).

Before the disclosure of the Quarterly Information (ITRs) and the balance sheet of December 31, 2018, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

By recommendation of the Audit Committee for the Grupo Bradesco Seguros (GBS) the practice for the choice of the company responsible for the Actuarial Audit was established, according to the provisions of CNSP Resolution 321/2015, which shall be different than the one responsible for the Financial Statements Audit.

Also, by recommendation of the Audit Committee, the main joint-stock companies in the Bradesco Conglomerate and the Grupo Bradesco Seguros in their Consolidated, will publish their Financial Statements together with the audit reports, including the Key Audit Matters (PAAs).

The Audit Committee held a semiannual meeting with the Board of Directors and with the Fiscal Council, at which time it presented the results of the work of its activities.

•                CONCLUSION

Based on the work, evaluations, reviews, and discussions mentioned above, and taking into account the context and scope of its duties, the Audit Committee on recognizing that all the relevant issues that they were presented with are adequately disclosed in the Financial Statements and Financial Reports for the fiscal year ended on December 31, 2018, accompanied by the Report of the Independent Auditors issued with no exceptions, recommends to the Board of Directors the approval of the mentioned Financial Statements.

Cidade de Deus, Osasco, SP, January 30, 2019.

MILTON MATSUMOTO

(Coordinator)

PAULO ROBERTO SIMOES DA CUNHA

(Financial Specialist)

WILSON ANTONIO SALMERON GUTIERREZ

(Member)

PAULO RICARDO SATYRO BIANCHINI

(Member)

178    Economic and Financial Analysis Report – December 2018

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco) for the year ended on December 31, 2018, and based on: (i) the Independent Auditors’ Report on that date; (ii) the technical feasibility study for use of deferred tax assets, prepared by Bradesco's Management, in compliance with provisions established by Instruction No. 371/02, of Brazilian Securities and Exchange Commission - CVM; the Resolution No. 3,059/02, of National Monetary Council; and the Circular Letter No. 3,171/02, of the Central Bank of Brazil, whose amounts are recognized in the respective Notes; (iii) the meetings with Independent Auditors; (iv) the reports of the Bradesco’s Audit Committee; (v)  the document analysis and heavy flow of information received; and (vi) the regular meetings with managers of Bradesco’s various areas, came to the conclusion that the stated documents examined reflect the assets, financial status and activities developed by Bradesco during the year of 2018, supporting the Audit Committee’s opinion that the internal control is appropriate to the size and complexity of the business, which is structured around  internal and external regulations and supported by systems that allow for financial reports, aiming to ensure operational efficiency.

In view of the report, the members of the Fiscal Council are of the opinion that the stated documents examined are ready to be reviewed by the shareholders at the next Bradesco’s Annual Shareholders’ Meeting.

Cidade de Deus, Osasco, SP, January 30, 2019.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

Bradesco  179

For further information, please contact:

Board of Executive Officers

Leandro de Miranda Araújo

Executive Deputy Officer and Investor Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

Carlos Wagner Firetti

Phone.: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

Brazil

www.bradescori.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 15, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.